UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_________________

FORM
6-K

REPORT OF FOREIGN PRIVATE

ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date: July 23, 2021

UBS AG

Commission File Number: 1-15060

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

Form 20-F

☒

Form 40-F

☐

This Form

6-K consists

of the

Second Quarter

2021 Report

of UBS

AG, which

appears immediately
following this page.

UBS AG

Second

quarter
2021
report

Corporate calendar UBS AG
Publication of the third   quarter 2021 report:   Friday, 2 9   October   2021
Publication dates of quarterly and annual reports

and results are made available as
part of the corporate calendar of UBS AG at ubs.com/investors

Contacts
Switchboards
For all general inquiries
ubs.com/contact
Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
Singapore +65-6495 8000
Investor Relations
Institutional, professional and retail
investors are supported by UBS’s
Investor Relations team.

UBS AG, Investor Relations
P.O.

Box, CH-8098 Zurich, Switzerland
ubs.com/investors
Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations
Global media and journalists are supported
by UBS’s Media Relations team.

ubs.com/media
Zurich +41-44-234 8500
mediarelations@ubs.com
London +44-20-7567 4714

ubs-media-relations@ubs.com
New York +1-212-882 5858

mediarelations@ubs.com
Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Imprint
Publisher: UBS AG, Zurich, Switzerland | ubs.com/media
Language: English
© UBS 2021. The key symbol and UBS are among

the registered and unregistered
trademarks of UBS. All rights reserved.

3
Introduction
1.
Risk and capital

management
8
Risk management and control
9
Capital management
2.
Consolidated
financial statements
17
UBS AG interim consolidated financial
statements (unaudited)
3.
UBS AG standalone

financial information
71
UBS AG interim standalone financial

information (unaudited)
Appendix
74
Alternative performance measures
77
Abbreviations frequently used in our
financial reports
79
Information sources
80
Cautionary statement

Second quarter 2021 report

UBS AG consolidated key figures
UBS AG consolidated key figures
As of or for the quarter ended As of or year-to-date
USD million, except where indicated 30.6.21 31.3.21 31.12.20 30.6.20 30.6.21 30.6.20
Results
Operating income

9,071

8,836

8,220

7,512

17,906

15,521
Operating expenses

6,589

6,684

6,324

5,987

13,274

12,197
Operating profit / (loss) before tax

2,481

2,151

1,896

1,525

4,632

3,324
Net profit / (loss) attributable to shareholders

1,913

1,710

1,563

1,194

3,623

2,615
Profitability and growth
Return on equity (%)

13.6

11.9

10.9

8.4

12.7

9.3
Return on tangible equity (%)

15.3

13.4

12.2

9.5

14.3

10.5
Return on common equity tier 1 capital (%)

19.4

17.8

16.3

13.0

18.6

14.4
Return on risk-weighted assets, gross (%)

12.5

12.3

11.7

10.9

12.4

11.6
Return on leverage ratio denominator, gross (%)
1

3.5

3.4

3.3

3.2

3.4

3.4
Cost / income ratio (%)

73.3

75.9

76.3

76.9

74.6

75.9
Net profit growth (%)

60.3

20.3

151.3

(8.7)

38.5

10.1
Resources
Total assets

1,085,861

1,109,234

1,125,327

1,063,446

1,085,861

1,063,446
Equity attributable to shareholders

55,361

57,446

57,754

55,384

55,361

55,384
Common equity tier 1 capital
2

40,190

38,826

38,181

37,403

40,190

37,403
Risk-weighted assets
2

290,470

285,119

286,743

284,798

290,470

284,798
Common equity tier 1 capital ratio (%)
2

13.8

13.6

13.3

13.1

13.8

13.1
Going concern capital ratio (%)
2

19.1

18.7

18.3

17.9

19.1

17.9
Total loss-absorbing capacity ratio (%)
2

34.6

34.2

34.2

31.9

34.6

31.9
Leverage ratio denominator
1,2

1,039,375

1,039,736

1,036,771

974,135

1,039,375

974,135
Common equity tier 1 leverage ratio (%)
1,2

3.87

3.73

3.68

3.84

3.87

3.84
Going concern leverage ratio (%)
1,2

5.3

5.1

5.1

5.2

5.3

5.2
Total loss-absorbing capacity leverage ratio (%)
2

9.7

9.4

9.5

9.3

9.7

9.3
Other
Invested assets (USD billion)
3

4,485

4,306

4,187

3,588

4,485

3,588
Personnel (full-time equivalents)

47,227

47,592

47,546

47,120

47,227

47,120
1 Leverage ratio denominators and

leverage ratios for

the respective periods in 2020

do not reflect the effects

of the temporary exemption

that applied from 25

March 2020 until 1

January 2021 and was

granted
by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments”

section of our Annual Report 2020 for more information.

2 Based on the Swiss systemically relevant bank framework as of 1 January

2020. Refer to

the “Capital management”

section of this

report for more

information.

3 Consists of invested

assets for Global

Wealth Management, Asset

Management and Personal

& Corporate
Banking. Refer to “Note 32 Invested assets and net new money” in the “Consolidated financial statements” section of our Annual Report 2020 for more information.

Alternative performance measures
An alternative performance

measure (an

APM) is a

financial measure

of historical or

future financial

performance, financial position
or

cash

flows

other

than

a

financial

measure

defined

or

specified

in

the

applicable

recognized

accounting

standards

or

in

other
applicable regulations.

We report

a number

of APMs in

our external reports

(annual, quarterly and

other reports).

We use

APMs to
provide a more

complete picture of our operating

performance and to reflect

management’s view of the fundamental

drivers of our
business

results.

A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information

content

are

presented

under
“Alternative performance measures” in

the appendix to this

report. Our APMs may

qualify as non-GAAP measures

as defined by US
Securities and Exchange Commission (SEC) regulations.

Introduction
Overview
UBS Group AG is the

holding

company

for the UBS Group

and the
parent company of

UBS AG. UBS

Group AG

holds 100%

of

the
issued

shares

in

UBS AG.

Financial

information

for

UBS AG
consolidated

does not

differ materially

from that

for UBS Group

AG
consolidated.
This report includes

risk and capital

management information
for

UBS AG

consolidated

and

the interim

consolidated

financial
statements,

as well

as

UBS AG standalone

financial information
for the

quarter ended

30 June 2021.

Regulatory information

for
UBS
AG

standalone
is
provided

in

the

3
0
June

2021

Pillar
  3
report,

available
under

“Pillar

3

disclosures”

at
ubs.com/investors.
›
Refer to the UBS Group second quarter 2021 report,

available
under “Quarterly reporting” at ubs.com/investors , for more
information
Comparison between UBS Group AG consolidated and UBS
AG consolidated
The

table

on

the

following

page

contains

a

comparison

of
selected

financial

and

capital

information

between

UBS Group
AG consolidated and UBS AG consolidated.

The

accounting

policies

applied

under

International

Financial
Reporting

Standards

(IFRS)

to

both

the

UBS Group

AG

and

the
UBS AG

consolidated

financial

statements

are

identical.
However, there are certain

scope and presentation differences as
noted below.
–

Assets,

liabilities,

operating

income,

operating

expenses

and
operating profit

before tax

relating to

UBS Group

AG and

its
directly

held

subsidiaries,

including

UBS

Business

Solutions
AG, are

reflected

in

the consolidated

financial

statements of
UBS Group AG but

not in

those of UBS AG.

UBS AG’s assets,
liabilities, operating income and operating expenses related to transactions

with

UBS

Group

AG

and

its

directly

held
subsidiaries,

including

UBS

Business

Solutions

AG

and

other
shared

services

subsidiaries, are

not

subject to

elimination

in
the

consolidated

financial

statements

of

UBS

AG,

but

are
eliminated

in

the

consolidated

financial

statements

of

UBS
Group

AG.

UBS

Business

Solutions

AG

and

other

shared
services

subsidiaries

of

UBS

Group

AG

charge

other

legal
entities

within

the

UBS

AG

consolidation

scope

for

services
provided, including a markup on costs incurred.
–

The

equity

of

UBS

Group

AG

consolidated

was

USD 3.4
billion

higher

than

the

equity

of

UBS

AG

consolidated

as

of
30 June

2021.

This

difference

was

mainly

driven

by

higher
dividends

paid by

UBS AG

to UBS Group

AG compared

with
the dividend distributions of UBS

Group AG, as well as

higher
retained earnings

in

the consolidated

financial statements

of
UBS Group AG, largely related to the aforementioned markup
charged

by

shared

services

subsidiaries

of

UBS Group

AG

to
other legal

entities in

the UBS

AG scope

of consolidation.

In
addition, UBS Group

AG is

the grantor

of the

majority of

the
compensation

plans

of

the

Group

and

recognizes

share
premium

for

equity-settled

awards

granted.

These

effects
were partly offset by treasury shares acquired

and canceled as
part

of

our

share

repurchase

programs

and

those

held

to
hedge

share

delivery

obligations

associated

with

Group
compensation

plans,

as

well

as

additional

share

premium
recognized

at

the

UBS AG

consolidated

level

related

to

the
establishment

of

UBS Group

AG and

UBS

Business Solutions
AG, a wholly owned subsidiary of UBS Group AG.
–

The

going

concern

capital

of

UBS

Group

AG

consolidated
was USD 3.8

billion higher

than the

going concern

capital of
UBS AG

consolidated

as

of

30 June

2021,

reflecting

higher
common

equity

tier 1

(CET1)

capital

of

USD 2.4

billion

and
going concern loss-absorbing additional

tier 1 (AT1) capital of
USD 1.4 billion.
–

The CET1 capital of UBS Group AG consol

idated was USD 2.4
billion higher than that of

UBS AG consolidated as of

30 June
2021. The higher CET1 capital of UBS Group AG consolidated
was primarily

due to higher

UBS Group AG

consolidated IFRS
equity of

USD 3.4 billion,

as described

above, and

lower UBS
Group AG

accruals for

future capital

returns to

shareholders,
partly

offset

by

compensation-related

regulatory

capital
accruals and

a capital

reserve for

potential share

repurchases
at the UBS Group AG level.
–

The

going

concern

loss-absorbing

AT1

capital

of

UBS

Group
AG

consolidated

was

USD 1.4

billion

higher

than

that

of
UBS AG

consolidated

as

of

30 June

2021,

mainly

reflecting
deferred contingent capital plan awards granted at

the Group
level to eligible

employees for the

performance years 2016 to
2020,

partly

offset

by

two

loss-absorbing

AT1

capital
instruments on-lent by UBS Group AG to UBS AG.
›
Refer to “Holding company and significant

regulated
subsidiaries and sub-groups” under “Complementary

financial
information”

at
ubs.com/investors for an illustration of the
consolidation scope differences between UBS AG and

UBS Group
AG
›

Refer to the “Capital management” section

of this report for
more information about differences in the loss-absorbing
capacity between UBS Group AG consolidated

and UBS AG
consolidated

Introduction

Comparison between UBS Group AG consolidated and UBS AG consolidated
As of or for the quarter ended 30.6.21
USD million, except where indicated
UBS Group AG
consolidated
UBS AG
consolidated
Difference
(absolute)
Income statement
Operating income

8,976

9,071

(94)
Operating expenses

6,384

6,589

(206)
Operating profit / (loss) before tax

2,593

2,481

111
of which: Global Wealth Management

1,294

1,273

21
of which: Personal & Corporate Banking

498

496

2
of which: Asset Management

255

254

1
of which: Investment Bank

668

655

14
of which: Group Functions

(124)

(197)

73
Net profit / (loss)

2,012

1,919

93
of which: net profit / (loss) attributable to shareholders

2,006

1,913

93
of which: net profit / (loss) attributable to non-controlling interests

6

6

0
Statement of comprehensive income
Other comprehensive income 591 592 (1)
of which: attributable to shareholders 576 578 (1)
of which: attributable to non-controlling interests 14 14 0
Total comprehensive income 2,602 2,510 92
of which: attributable to shareholders 2,582 2,491 92
of which: attributable to non-controlling interests 20 20 0
Balance sheet
Total assets 1,086,519 1,085,861 658
Total liabilities 1,027,469 1,030,216 (2,746)
Total equity

59,050 55,645 3,405
of which: equity attributable to shareholders 58,765 55,361 3,405 of which: equity attributable to non-controlling interests 284 284 0
Capital information
Common equity tier 1 capital 42,583 40,190 2,393
Going concern capital 59,188 55,398 3,790
Risk-weighted assets 293,277 290,470 2,807
Common equity tier 1 capital ratio (%) 14.5 13.8 0.7
Going concern capital ratio (%) 20.2 19.1 1.1
Total loss-absorbing capacity ratio (%) 35.6 34.6 1.0
Leverage ratio denominator
1
1,039,939 1,039,375 564
Common equity tier 1 leverage ratio (%)
1
4.09 3.87 0.23
Going concern leverage ratio (%)
1
5.7 5.3 0.4
Total loss-absorbing capacity leverage ratio (%)
10.0 9.7 0.4
1 Leverage ratio denominators and leverage ratios

for 31 December 2020 do not reflect

the effects of the temporary exemption that applied from

25 March 2020 until 1 January

2021 and was granted by FINMA in
connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.

As of or for the quarter ended 31.3.21 As of or for the quarter ended 31.12.20
UBS Group AG
consolidated
UBS AG
consolidated
Difference
(absolute)
UBS Group AG
consolidated
UBS AG
consolidated
Difference
(absolute)

8,705

8,836

(130)

8,117

8,220

(103)

6,407

6,684

(277)

6,132

6,324

(192)

2,298

2,151

147

1,985

1,896

89

1,409

1,391

18

864

855

9

389

390

0

353

353

(1)

227

227

0

401

401

0

412

394

17

529

528

1

(139)

(251)

112

(161)

(241)

79

1,827

1,713

114

1,645

1,572

73

1,824

1,710

114

1,636

1,563

73

3

3

0

9

9

0
(2,166) (2,032) (135)

83

54
29
(2,154) (2,019) (135)

65

36
29
(12) (12) 0

18

18
0
(339) (319) (21)

1,728

1,626
102
(330) (309) (21)

1,701

1,599
102
(9) (9) 0

27

27
0
1,107,712 1,109,234 (1,522) 1,125,765 1,125,327 438
1,049,379 1,051,481 (2,102) 1,066,000 1,067,254 (1,254)
58,333 57,753 580 59,765 58,073 1,691
58,026 57,446 580 59,445 57,754 1,691
307 307 0 319 319 0

40,426

38,826

1,600

39,890

38,181

1,709

56,288

53,255

3,033

56,178

52,610

3,567

287,828

285,119

2,710

289,101

286,743

2,358

14.0

13.6

0.4

13.8

13.3

0.5

19.6

18.7

0.9

19.4

18.3

1.1

35.0

34.2

0.7

35.2

34.2

1.0

1,038,225

1,039,736

(1,511)

1,037,150

1,036,771

379

3.89

3.73

0.16

3.85

3.68

0.16

5.4

5.1

0.3

5.4

5.1

0.3

9.7

9.4

0.3

9.8

9.5

0.3

Risk and capital
management
Management report

Risk management and control

Risk management and control
UBS AG consolidated risk profile
The

risk

profile

of

UBS

AG

consolidated

does

not

differ
materially from

that of

UBS Group AG

consolidated and the

risk
information

provided

in

the

UBS Group

second

quarter

2021
report is equally applicable to UBS AG consolidated.

The

credit

risk

profile

of

UBS

AG

consolidated

differs

from
that

of

UBS Group

AG

consolidated

primarily

in

relation

to
receivables of UBS AG and

UBS Switzerland AG from UBS Group
AG. The
total

banking

products

exposure

of

UBS
  AG
consolidated as

of 30 June

2021 was

USD 1.2 billion,

or 0.2%,
higher than the exposure of UBS Group, compared with USD 3.3 billion,

or 0.5%, as of 31 March 2021.
›
Refer to the “Risk management and control”

section of the
UBS Group second quarter 2021 report for more information

Capital management
Going and gone concern requirements and information
UBS

is

considered

a

systemically

relevant

bank

(an

SRB)

under
Swiss banking law and, on a consolidated basis, both UBS Group
AG and

UBS AG are

required

to comply

with regulations

based
on the Basel III framework as applicable for Swiss SRBs.

The

Swiss

SRB

framework

and

requirements

applicable

to
UBS AG

consolidated

are

consistent

with

those

applicable

to
UBS Group

AG

consolidated

and

are

described

in

the

“Capital,
liquidity and

funding, and

balance sheet” section

of our Annual
Report 2020.

UBS AG

is

subject

to

going

and

gone

concern

requirements
on a

standalone basis.

Capital and

other regulatory

information
for

UBS AG

standalone

is

provided

under

“Holding

company
and

significant

regulated

subsidiaries

and

sub-groups”

at
ubs.com/investors
and in the 30 June

2021 Pillar 3 report,

which
will

be

available

as

of

20

August

2021
under

“Pillar
  3
disclosures” at
ubs.com/investors
.
The table

on the

next page

provides the

risk-weighted assets
(RWA) -   and
leverage

ratio

denominator

(LRD)
- based
requirements

and

information

as

of

30 June

2021

for

UBS AG
consolidated.

Capital management

Swiss SRB going and gone concern requirements and information
As of 30.6.21 RWA LRD
USD million, except where indicated in % in %
Required going concern capital
Total going concern capital

13.96
1

40,552

4.88
1

50,670
Common equity tier 1 capital

9.66

28,062

3.38
2

35,079
of which: minimum capital

4.50

13,071

1.50

15,591
of which: buffer capital

5.14

14,930

1.88

19,488
of which: countercyclical buffer

0.02

61
Maximum additional tier 1 capital

4.30

12,490

1.50

15,591
of which: additional tier 1 capital

3.50

10,166

1.50

15,591
of which: additional tier 1 buffer capital

0.80

2,324
Eligible going concern capital
Total going concern capital

19.07

55,398

5.33

55,398
Common equity tier 1 capital

13.84

40,190

3.87

40,190
Total loss-absorbing additional tier 1 capital

5.24

15,208

1.46

15,208
of which: high-trigger loss-absorbing additional tier 1 capital

4.37

12,702

1.22

12,702
of which: low-trigger loss-absorbing additional tier 1 capital
3

0.86

2,506

0.24

2,506
Required gone concern capital
4
Total gone concern loss-absorbing capacity
5

10.60

30,803

3.76

39,071
of which: base requirement

12.86

37,354

4.50

46,772
of which: additional requirement for market share and LRD

1.08

3,137

0.38

3,898
of which: applicable reduction on requirements

(3.34)

(9,688)

(1.12)

(11,598)
of which: rebate granted (equivalent to 47.5% of maximum rebate)
6

(2.54)

(7,368)

(0.89)

(9,257)
of which: reduction for usage of low-trigger tier 2 capital instruments

(0.80)

(2,320)

(0.23)

(2,342)
Eligible gone concern capital
Total gone concern loss-absorbing capacity

15.53

45,110

4.34

45,110
Total tier 2 capital

1.80

5,232

0.50

5,232
of which: low-trigger loss-absorbing tier 2 capital

1.61

4,686

0.45

4,686
of which: non-Basel III-compliant tier 2 capital

0.19

547

0.05

547
TLAC-eligible senior unsecured debt

13.73

39,878

3.84

39,878
Total loss-absorbing capacity
Required total loss-absorbing capacity

24.57

71,356

8.63

89,741
Eligible total loss-absorbing capacity

34.60

100,508

9.67

100,508
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

290,470
Leverage ratio denominator

1,039,375
1 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.

2 Our minimum CET1 leverage ratio requirement of 3.375% consists of a 1.5% base requirement, a 1.5%

base buffer capital requirement, a
0.25% LRD add-on requirement and a 0.125%

market share add-on requirement based

on our Swiss credit business.

3 The relevant capital instruments

were issued after the new Swiss SRB

framework had been
implemented and qualify

as going concern

capital at

the UBS AG

consolidated level, as

agreed with FINMA.

4 A maximum

of 25% of

the gone concern requirements can

be met with

instruments that

have a
remaining maturity

of between

one and

two years.

Once at

least 75%

of the

minimum gone

concern requirement

has been

met with

instruments that

have a

remaining maturity

of greater

than two

years, all
instruments that have a remaining

maturity of between one

and two years remain eligible

to be included in the

total gone concern capital.

5 The gone concern

requirement after the application

of the rebate for
resolvability measures and the reduction for the use

of higher quality capital instruments is floored at

8.6% and 3% for the RWA-

and LRD-based requirements, respectively.

This means that the combined reduction
may not exceed 5.34 percentage points for the

RWA-based requirement of 13.94% and 1.875 percentage points

for the LRD-based requirement of 4.875%.

6 Based on the actions we completed up to December
2020 to improve resolvability, FINMA granted an increase of rebate on the gone concern requirement from 47.5% to 55.0% of the maximum rebate, effective from 1 July 2021.

Swiss SRB going and gone concern information
USD million, except where indicated 30.6.21 31.3.21 31.12.20
Eligible going concern capital
Total going concern capital

55,398

53,255

52,610
Total tier 1 capital

55,398

53,255

52,610
Common equity tier 1 capital

40,190

38,826

38,181
Total loss-absorbing additional tier 1 capital

15,208

14,429

14,430
of which: high-trigger loss-absorbing additional tier 1 capital

12,702

11,930

11,854
of which: low-trigger loss-absorbing additional tier 1 capital
1

2,506

2,499

2,575
Eligible gone concern capital
Total gone concern loss-absorbing capacity

45,110

44,381

45,545
Total tier 2 capital

5,232

5,253

7,744
of which: low-trigger loss-absorbing tier 2 capital

4,686

4,709

7,201
of which: non-Basel III-compliant tier 2 capital

547

544

543
TLAC-eligible senior unsecured debt

39,878

39,129

37,801
Total loss-absorbing capacity
Total loss-absorbing capacity

100,508

97,636

98,155
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

290,470

285,119

286,743
Leverage ratio denominator
2

1,039,375

1,039,736

1,036,771
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

19.1

18.7

18.3
of which: common equity tier 1 capital ratio

13.8

13.6

13.3
Gone concern loss-absorbing capacity ratio

15.5

15.6

15.9
Total loss-absorbing capacity ratio

34.6

34.2

34.2
Leverage ratios (%)
2
Going concern leverage ratio

5.3

5.1

5.1
of which: common equity tier 1 leverage ratio

3.87

3.73

3.68
Gone concern leverage ratio

4.3

4.3

4.4
Total loss-absorbing capacity leverage ratio

9.7

9.4

9.5
1 The

relevant

capital instruments

were issued

after

the new

Swiss SRB

framework

had been

implemented and

qualify as

going concern

capital of

UBS AG

,

as agreed

with FINMA.

2 The

leverage ratio
denominator (LRD) and leverage ratios for

31 December 2020 do not reflect the effects

of the temporary exemption that applied from

25 March 2020 until 1 January 2021 and

was granted by FINMA in connection
with COVID-19. Refer to

“UBS AG consolidated total

loss-absorbing capacity and leverage

ratio information” in the

“Capital, liquidity and funding,

and balance sheet” section of

the combined UBS Group AG

and
UBS AG Annual Report 2020, available under “Annual

reporting” at ubs.com/investors, for more information.

Capital management

UBS Group AG vs UBS AG consolidated loss-absorbing capacity and leverage ratio information
Swiss SRB going and gone concern information
As of 30.6.21
USD million, except where indicated
UBS Group AG
(consolidated)
UBS AG
(consolidated) Difference
Eligible going concern capital
Total going concern capital

59,188

55,398

3,790
Total tier 1 capital

59,188

55,398

3,790
Common equity tier 1 capital

42,583

40,190

2,393
Total loss-absorbing additional tier 1 capital

16,605

15,208

1,397
of which: high-trigger loss-absorbing additional tier 1 capital

14,096

12,702

1,395
of which: low-trigger loss-absorbing additional tier 1 capital

2,509

2,506

3
Eligible gone concern capital
Total gone concern loss-absorbing capacity

45,110

45,110
Total tier 2 capital

5,232

5,232
of which: low-trigger loss-absorbing tier 2 capital

4,686

4,686
of which: non-Basel III-compliant tier 2 capital

547

547
TLAC-eligible senior unsecured debt

39,878

39,878
Total loss-absorbing capacity
Total loss-absorbing capacity

104,298

100,508

3,790
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

293,277

290,470

2,807
Leverage ratio denominator

1,039,939

1,039,375

564
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

20.2

19.1

1.1
of which: common equity tier 1 capital ratio

14.5

13.8

0.7
Gone concern loss-absorbing capacity ratio

15.4

15.5

(0.1)
Total loss-absorbing capacity ratio

35.6

34.6

1.0
Leverage ratios (%)
Going concern leverage ratio

5.7

5.3

0.4
of which: common equity tier 1 leverage ratio

4.09

3.87

0.23
Gone concern leverage ratio

4.3

4.3

0.0
Total loss-absorbing capacity leverage ratio

10.0

9.7

0.4

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital (UBS Group AG vs UBS AG consolidated)
As of 30.6.21
USD million
UBS Group AG
(consolidated)
UBS AG
(consolidated) Difference
Total IFRS equity

59,050

55,645

3,405
Equity attributable to non-controlling interests

(284)

(284)

0
Defined benefit plans, net of tax

(144)

(144)
Deferred tax assets recognized for tax loss carry-forwards

(5,183)

(5,183)
Deferred tax assets on temporary differences, excess over threshold

(92)

92
Goodwill, net of tax

(5,883)

(5,883)
Intangible assets, net of tax

(200)

(200)
Compensation-related components (not recognized in net

profit)

(1,680)

(1,680)
Expected losses on advanced internal ratings-based portfolio less provisions

(463)

(463)
Unrealized (gains) / losses from cash flow hedges, net of tax

(1,365)

(1,365)

0
Own credit related to gains / losses on financial liabilities measured at fair value that existed at the balance sheet date

279

279
Own credit related to gains / losses on derivative financial instruments that existed at the balance sheet date

(50)

(50)
Unrealized gains related to debt instruments at fair value through

OCI, net of tax

(89)

(89)
Prudential valuation adjustments

(146)

(146)
Capital reserve for potential share repurchases

(587)

(587)
Other
1

(670)

(1,834)

1,164
Total common equity tier 1 capital

42,583

40,190

2,393
1 Includes accruals for dividends to shareholders for the current year and other items.

UBS Group AG vs UBS AG consolidated loss-absorbing capacity
and leverage ratio information
The

going
concern

capital

of

UBS

AG

consolidated

was
USD   3. 8
billion

lower

than

the

going

concern

capital
of
UBS
Group

AG

consolidated

as

of
30   June   2021
,

reflecting
lower

common

equity

tier 1

(CET1)

capital

of

USD 2.4

billion
and

lower

going

concern

loss-absorbing

additional

tier 1

(AT1)
capital of

USD 1.4 billion

.

The

aforementioned

difference in

CET1

capital was

primarily
due

to

higher

UBS Group

AG

consolidated

IFRS

equity

of
USD 3.4

billion

and

lower

UBS Group

AG

accruals

for

future
capital

returns

to

shareholders,

partly

offset

by

compensation-
related

regulatory

capital

accruals

and

a

capital

reserve

for
potential share repurchases at the UBS Group AG level.
The

going

concern

loss-absorbing

AT1

capital

of

UBS AG
consolidated was

USD 1.4 billion

lower than

that of

UBS Group
AG consolidated

as of

30 June 2021,

mainly reflecting

deferred
contingent

capital

plan

awards

granted

at

the

Group

level

to
eligible

employees

for

the

performance

years

2016

to

2020,
partly

offset

by

two

loss-absorbing

AT1

capital

instruments

on-
lent by UBS Group AG to UBS AG.
Differences

in

capital

between

UBS Group

AG

consolidated
and

UBS AG

consolidated

related

to

employee

compensation
plans will reverse to the extent underlying services are performed by employees of,

and are consequently

charged to, UBS AG

and
its

subsidiaries.

Such

reversal

generally

occurs

over

the

service
period of the employee compensation plans.

The

leverage

ratio

framework

for

UBS AG

consolidated

is
consistent

with

that

of

UBS
  Group
AG

consolidated.

As

of

30
June

2021
,
the

going

concern

leverage

ratio

of

UBS
  AG
consolidat
ed

was

0.
4
percentage

points

lower

than

that

of
UBS Group AG

consolidated, mainly

because the

going concern
capital of UBS AG consolidated was USD 3.8 billion lower.
›
Refer to the “Capital management”

section of the UBS Group
second quarter 2021 report, available under “Quarterly
reporting” at ubs.com/investors, for information about the
developments of loss-absorbing capacity, RWA and LRD for
UBS Group AG consolidated
›

Refer to the “Introduction” section of this report

for more
information about the differences in equity between

UBS AG
consolidated and UBS Group AG consolidated

Consolidated
financial
statements
Unaudited

Table of contents
UBS AG interim consolidated financial

statements (unaudited)
17
Income statement
18
Statement of comprehensive income
20
Balance sheet
22
Statement of changes in equity
24
Statement of cash flows
26
1

Basis of accounting

and other financial reporting
effects
28
2
Segment reporting
29
3
Net interest income
29
4
Net fee and commission income
30
5
Other income
30
6

Personnel expenses
30
7

General and administrative expenses
30
8

Income taxes
31
9

Expected credit loss measurement
38
10
Fair value measurement
47
11
Derivative instruments
48
12

Other assets and liabilities
50
13

Debt issued designated at fair value
50
14

Debt issued measured at amortized cost
51
15

Interest rate benchmark reform
54
16

Provisions and contingent liabilities
60
17

Currency translation rates
61
18

Supplemental guarantor information required under
SEC regulations

UBS AG interim consolidated
financial statements (unaudited)
Income statement
For the quarter ended Year-to-date
USD million Note 30.6.21 31.3.21 30.6.20 30.6.21 30.6.20
Interest income from financial instruments measured at amortized cost and fair value through
other comprehensive income

3
2,107
2,098
2,135
4,205
4,591
Interest expense from financial instruments measured at

amortized cost

3
(860)
(859)
(1,112)
(1,719)
(2,519)
Net interest income from financial instruments measured

at fair value through profit or loss

3
359
351
354
710
616
Net interest income

3
1,607
1,589
1,376
3,196
2,689
Other net income from financial instruments measured

at fair value through profit or loss
1,471
1,314
1,944
2,785
3,719
Credit loss (expense) / release

9
80
28
(272)
108
(540)
Fee and commission income

4
6,047
6,197
4,730
12,244
10,211
Fee and commission expense

4
(484)
(478)
(419)
(962)
(875)
Net fee and commission income

4
5,563
5,719
4,311
11,282
9,336
Other income

5
350
185
153
535
317
Total operating income
9,071
8,836
7,512
17,906
15,521
Personnel expenses

6
4,072
4,086
3,682
8,158
7,391
General and administrative expenses

7
2,070
2,141
1,879
4,211
3,960
Depreciation and impairment of property, equipment and software
439
449
409
887
814
Amortization and impairment of goodwill and intangible

assets
9
8
17
17
32
Total operating expenses
6,589
6,684
5,987
13,274
12,197
Operating profit / (loss) before tax
2,481
2,151
1,525
4,632
3,324
Tax expense / (benefit)

8
563
439
328
1,001
703
Net profit / (loss)
1,919
1,713
1,197
3,631
2,621
Net profit / (loss) attributable to non-controlling interests
6
3
3
9
6
Net profit / (loss) attributable to shareholders
1,913
1,710
1,194
3,623
2,615

UBS AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
For the quarter ended Year-to-date
USD million 30.6.21 31.3.21 30.6.20 30.6.21 30.6.20
Comprehensive income attributable to shareholders
Net profit / (loss)
1,913
1,710
1,194
3,623
2,615
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax
447
(1,407)
447
(960)
172
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax
(203)
705
(196)
502
(61)
Foreign currency translation differences on foreign operations reclassified to the income statement
(9)
1
0
(8)
0
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to the income
statement
8
0
2
8
(7)
Income tax relating to foreign currency translations, including the impact of net investment hedges
(4)
10
(2)
6
(2)
Subtotal foreign currency translation, net of tax
239
(691)
249
(452)
103
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax
21
(131)
19
(110)
226
Realized gains reclassified to the income statement from

equity
(3)
(8)
(15)
(11)
(24)
Realized losses reclassified to the income statement from

equity
0
2
0
2
0
Income tax relating to net unrealized gains / (losses)
(4)
35
(3)
31
(54)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax
14
(102)
1
(88)
149
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax
542
(1,172)
291
(630)
2,244
Net (gains) / losses reclassified to the income statement from equity
(268)
(254)
(171)
(522)
(274)
Income tax relating to cash flow hedges
(51)
266
(25)
215
(370)
Subtotal cash flow hedges, net of tax
222
(1,160)
95
(937)
1,600
Cost of hedging
Change in fair value of cost of hedging, before tax
(24)
(13)
(18)
(37)
(12)
Amortization of initial cost of hedging to the income statement
7
7
5
14
7
Income tax relating to cost of hedging

0
0
0
0
0
Subtotal cost of hedging, net of tax
(16)
(6)
(13)
(23)
(4)
Total other comprehensive income that may be reclassified to the income statement, net of tax
459
(1,958)
333
(1,500)
1,847
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax
0
(35)
(417)
(35)
(314)
Income tax relating to defined benefit plans
0
3
(81)
4
43
Subtotal defined benefit plans, net of tax
0
(32)
(498)
(31)
(270)
Own credit on financial liabilities designated at fair value
1
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax
118
(29)
(1,095)
89
62
Income tax relating to own credit on financial liabilities designated at fair value
0
0
223
0
0
Subtotal own credit on financial liabilities designated at

fair value, net of tax
118
(29)
(872)
89
62
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
119
(61)
(1,370)
58
(208)
Total other comprehensive income
578
(2,019)
(1,037)
(1,442)
1,639
Total comprehensive income attributable to shareholders
2,491
(309)
157
2,181
4,254

Statement of comprehensive income (continued)
For the quarter ended Year-to-date
USD million 30.6.21 31.3.21 30.6.20 30.6.21 30.6.20
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)
6
3
3
9
6
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax
14
(12)
1
2
(4)
Income tax relating to foreign currency translation movements
0
0
0
0
0
Subtotal foreign currency translation, net of tax
14
(12)
1
2
(4)
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
14
(12)
1
2
(4)
Total comprehensive income attributable to non-controlling interests
20
(9)
4
10
3
Total comprehensive income

Net profit / (loss)
1,919
1,713
1,197
3,631
2,621
Other comprehensive income

592
(2,032)
(1,035)
(1,440)
1,635
of which: other comprehensive income that may be reclassified to the income statement
459
(1,958)
333
(1,500)
1,847
of which: other comprehensive income that will not be reclassified to the income statement
133
(73)
(1,369)
60
(212)
Total comprehensive income

2,510
(319)
161
2,192
4,256
1 Refer to Note 10 for more information.

UBS AG interim consolidated financial statements (unaudited)

Balance sheet
USD million Note 30.6.21 31.3.21 31.12.20
Assets
Cash and balances at central banks
160,672
158,914
158,231
Loans and advances to banks
16,376
18,348
15,344
Receivables from securities financing transactions
83,494
82,384
74,210
Cash collateral receivables on derivative instruments

11
29,787
35,050
32,737
Loans and advances to customers

9
391,406
380,141
380,977
Other financial assets measured at amortized cost

12
27,201
26,837
27,219
Total financial assets measured at amortized cost
708,937
701,674
688,717
Financial assets at fair value held for trading

10
122,628
120,717
125,492
of which: assets pledged as collateral that may be sold or repledged by counterparties
44,333
48,385
47,098
Derivative financial instruments 10, 11
121,622
148,284
159,618
Brokerage receivables

10
23,010
24,201
24,659
Financial assets at fair value not held for trading

10
64,952
68,763
80,038
Total financial assets measured at fair value through profit or loss
332,211
361,964
389,808
Financial assets measured at fair value through other comprehensive income

10
7,775
8,100
8,258
Investments in associates
1,198
1,542
1,557
Property, equipment and software
11,732
11,610
11,958
Goodwill and intangible assets
6,452
6,427
6,480
Deferred tax assets
8,951
9,161
9,174
Other non-financial assets

12
8,603
8,755
9,374
Total assets
1,085,861
1,109,234
1,125,327

Balance sheet (continued)
USD million Note 30.6.21 31.3.21 31.12.20
Liabilities
Amounts due to banks

14,615
12,564
11,050
Payables from securities financing transactions
5,972
6,651
6,321
Cash collateral payables on derivative instruments

11
32,193
36,571
37,313
Customer deposits
517,462
508,903
527,929
Funding from UBS Group AG
55,907
57,699
53,979
Debt issued measured at amortized cost

14
84,491
87,495
85,351
Other financial liabilities measured at amortized cost

12
10,671
9,624
10,421
Total financial liabilities measured at amortized cost
721,311
719,508
732,364
Financial liabilities at fair value held for trading

10
33,348
37,062
33,595
Derivative financial instruments 10, 11
121,688
146,041
161,102
Brokerage payables designated at fair value

10
39,129
45,600
38,742
Debt issued designated at fair value 10, 13
72,799
64,635
59,868
Other financial liabilities designated at fair value 10, 12
32,908
30,769
31,773
Total financial liabilities measured at fair value through profit or loss
299,871
324,108
325,080
Provisions

16
2,792
2,693
2,791
Other non-financial liabilities

12
6,241
5,171
7,018
Total liabilities
1,030,216
1,051,481
1,067,254
Equity
Share capital
338
338
338
Share premium
24,542
24,579
24,580
Retained earnings
24,414
26,926
25,251
Other comprehensive income recognized directly in equity, net of tax
6,067
5,603
7,585
Equity attributable to shareholders
55,361
57,446
57,754
Equity attributable to non-controlling interests
284
307
319
Total equity
55,645
57,753
58,073
Total liabilities and equity
1,085,861
1,109,234
1,125,327

UBS AG interim consolidated financial statements (unaudited)

Statement of changes in equity
USD million
Share

capital
Share

premium
Retained

earnings
Balance as of 1 January 2020
338
24,659
23,419
Tax (expense) / benefit
(2)
Dividends
(2,550)
Translation effects recognized directly in retained earnings
(11)
Share of changes in retained earnings of associates and

joint ventures
(40)
New consolidations / (deconsolidations) and other increases

/ (decreases)
0
Total comprehensive income for the period
2,406
of which: net profit / (loss)
2,615
of which: OCI that may be reclassified to the income statement,

net of tax
of which: OCI that will not be reclassified to the income

statement, net of tax – defined benefit plans
(270)
of which: OCI that will not be reclassified to the income

statement, net of tax – own credit
62
of which: OCI that will not be reclassified to the income

statement, net of tax – foreign currency translation
Balance as of 30 June 2020
338
24,657
23,225
Balance as of 1 January 2021
338
24,580
25,251
Tax (expense) / benefit
2
Dividends
(4,539)
Translation effects recognized directly in retained earnings
19
Share of changes in retained earnings of associates and

joint ventures
2
New consolidations / (deconsolidations) and other increases

/ (decreases)
(39)
Total comprehensive income for the period
3,681
of which: net profit / (loss)
3,623
of which: OCI that may be reclassified to the income statement,

net of tax
of which: OCI that will not be reclassified to the income

statement, net of tax – defined benefit plans
(31)
of which: OCI that will not be reclassified to the income

statement, net of tax – own credit
89
of which: OCI that will not be reclassified to the income

statement, net of tax – foreign currency translation
Balance as of 30 June 2021
338
24,542
24,414
1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.

Other comprehensive

income recognized

directly in equity,

net of tax
1
of which:

foreign currency
translation
of which:

financial assets
measured at fair value
through OCI
of which:
cash flow hedges
of which:
cost of hedging
Total equity

attributable to

shareholders
Non-controlling

interests
Total

equity
5,306
4,032
14
1,260
53,722
174
53,896
(2)
(2)
(2,550)
(4)
(2,554)
11
0
11
0
0
(40)
(40)
0
0
0
1,847
103
149
1,600
(4)
4,254
3
4,256
2,615
6
2,621
1,847
103
149
1,600
(4)
1,847
1,847
(270)
(270)
62
62
0
(4)
(4)
7,164
4,134
163
2,871
(4)
55,384
173
55,557
7,585
5,126
151
2,321
(13)
57,754
319
58,073
2
2
(4,539)
(4)
(4,542)
(19)
0
(19)
0
0
0
2
2
(39)
(42)
(81)
(1,500)
(452)
(88)
(937)
(23)
2,181
10
2,192
3,623
9
3,631
(1,500)
(452)
(88)
(937)
(23)
(1,500)
(1,500)
(31)
(31)
89
89
0
2
2
6,067
4,675
63
1,365
(36)
55,361
284
55,645

UBS AG interim consolidated financial statements (unaudited)

Statement of cash flows
Year-to-date
USD million 30.6.21 30.6.20
Cash flow from / (used in) operating activities
Net profit / (loss)
3,631
2,621
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software
887
814
Amortization and impairment of goodwill and intangible

assets
17
32
Credit loss expense / (release)
(108)
540
Share of net profits of associates / joint ventures and impairment of associates
(74)
(29)
Deferred tax expense / (benefit)
278
191
Net loss / (gain) from investing activities
(239)
240
Net loss / (gain) from financing activities
2,070
(7,047)
Other net adjustments
4,742
(595)
Net change in operating assets and liabilities:
Loans and advances to banks / amounts due to banks
3,872
5,585
Securities financing transactions
(10,249)
3,167
Cash collateral on derivative instruments
(2,183)
(2,046)
Loans and advances to customers
(19,714)
(14,143)
Customer deposits
573
21,004
Financial assets and liabilities at fair value held for trading and derivative financial instruments
(1,278)
38,756
Brokerage receivables and payables
2,047
1,140
Financial assets at fair value not held for trading, other financial assets and liabilities
14,416
(7,484)
Provisions, other non-financial assets and liabilities
261
(1,323)
Income taxes paid, net of refunds
(363)
(364)
Net cash flow from / (used in) operating activities
(1,413)
41,060
Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets
(1)
(1)
Disposal of subsidiaries, associates and intangible assets
1
437
14
Purchase of property, equipment and software
(757)
(725)
Disposal of property, equipment and software
264
4
Purchase of financial assets measured at fair value through other comprehensive income
(1,950)
(4,132)
Disposal and redemption of financial assets measured at

fair value through other comprehensive income
2,324
1,944
Net (purchase) / redemption of debt securities measured

at amortized cost
116
(4,817)
Net cash flow from / (used in) investing activities
434
(7,713)

Statement of cash flows (continued)
Year-to-date
USD million 30.6.21 30.6.20
Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)
(3,877)
14,912
Distributions paid on UBS shares
(4,539)
(2,550)
Repayment of lease liabilities
(274)
(262)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
2
63,845
46,001
Repayment of debt designated at fair value and long-term debt measured at amortized cost
2
(45,244)
(46,137)
Net changes in non-controlling interests
(4)
(4)
Net cash flow from / (used in) financing activities
9,908
11,960
Total cash flow
Cash and cash equivalents at the beginning of the period
173,430
119,804
Net cash flow from / (used in) operating, investing and financing activities
8,929
45,308
Effects of exchange rate differences on cash and cash equivalents
(5,389)
1,567
Cash and cash equivalents at the end of the period
3
176,971
166,679
of which: cash and balances at central banks
4
160,541
149,430
of which: loans and advances to banks
15,001
14,339
of which: money market paper
1,428
2,911
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash
5,475
6,375
Interest paid in cash
2,703
4,249
Dividends on equity investments, investment funds and associates received in cash
1,263
1,104
1 Includes cash

proceeds from the

sale of UBS’s

minority investment in

Clearstream Fund Centre

for the period

ended 30 June

2021, and dividends

received from associates

in both periods.

2 Includes funding
from UBS Group AG

measured at amortized cost (recognized

in Funding from UBS Group

AG in the balance sheet)

and measured at fair value

(recognized in Other financial liabilities

designated at fair value

in the
balance sheet).

3 USD
3,432

million and USD
5,393

million of cash

and cash equivalents

(mainly reflected

in Loans and

advances to banks)

were restricted as

of 30 June 2021

and 30 June 2020,

respectively.
Refer to

“Note 23

Restricted and

transferred financial

assets” in

the “Consolidated

financial statements”

section of

the Annual

Report 2020

for more

information.

4 Includes

only balances

with an

original
maturity of three months or less.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Notes to the UBS AG interim

consolidated financial statements (unaudited)
Note 1

Basis of accounting and other financial reporting effects
Basis of preparation
The

consolidated

financial

statements (the

financial

statements)
of UBS

AG and

its subsidiaries

(together,

UBS AG)

are prepared
in

accordance

with

International

Financial

Reporting

Standards
(IFRS), as issued by the International Accounting Standards Board
(the IASB),

and are

presented in

US dollars

(USD). These

interim
financial

statements

are

prepared

in

accordance

with

IAS

34,
Interim Financial Reporting
.
In

preparing

these

interim

financial

statements,

the

same
accounting

policies

and

methods

of

computation

have

been
applied

as

in

the

UBS

AG

consolidated

annual

financial
statements for

the period

ended 31 December

2020, except

for
the

changes

described

in

this

Note.

These

interim

financial
statements

are

unaudited

and

should

be

read

in

conjunction
with

UBS

AG’s

audited

consolidated

financial

statements
included

in

the

Annual

Report

20
20 . In
the

opinion

of
management,

all

necessary

adjustments

were

made

for

a

fair
presentation of UBS AG’s financial

position, results of operations
and cash flows.

Preparation of these interim financial statements requires
management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information.
Actual results in the future could differ from such estimates and differences may be material to the financial statements.
Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information about areas of estimation uncertainty that are considered to require critical judgment, refer to “Note 1a Significant accounting
policies” in the “Consolidated financial statements” section of the Annual Report 2020.
Amendments to IFRS 9, IAS 39 and IFRS 7 (Interest Rate
Benchmark Reform – Phase 2)
On

1 January

2021,

UBS

AG

adopted
Interest

Rate

Benchmark
Reform – Phase 2,

Amendments to IFRS 9,

IAS 39, IFRS 7,

IFRS 4
and IFRS 16
, addressing a number of issues

in financial reporting
areas

that

arise

when

interbank

offered

rates
  ( IBOR s)   are
reformed or replaced.
The amendments provide

a practical expedient

which permits
certain

changes

in

the

contractual

cash

flows

of

debt
instruments

attributable

to

the

repl
acement

of

IBOR
s   with
alternative reference rates (ARRs)
to

be

accounted

for
prospectively by

updating the instrument’s

effective interest rate
(EIR) ,
provided

(
i
)

the

change

is

necessary

as

a

direct
consequence

of

IBOR

reform

and

(ii)

the

new

basis

for
determining

the

contractual

cash

flows

is

economically
equivalent to the previous basis.
UBS AG

adopted the

amendments, which

provide a

practical
expedient with no material effect on the its financial statements.

Note 1

Basis of accounting and other financial reporting effects (continued)
Furthermore,

the

amendments

provide

various

hedge
accounting

reliefs,

with

the

following

expected

to

benefit

UBS
AG.
–

Risk components
The amendments

permit UBS

AG to

designate an

alternative
benchmark

rate

as

a

non-contractually

specified

risk
component, even if it is

not separately identifiable at the

date
when

it

is

designated,

provided

UBS
  AG
can

reasonably
expect that it will meet the requirements

within 24 months of
the

first

designation

and

the

risk

component

is

reliably
measurable.

As

of

30 June

2021,

the

alternative

benchmark
rates

that UBS

AG

has

designated as

the hedged

risk

in

fair
value hedges

of interest

rate risk

related to

debt instruments
and

cash

flow

hedges

of

forecast

transactions

were

the
Secured

Overnight Financing

Rate

(SOFR), the

Swiss Average
Rate

Overnight

(SARON)

and

the

Sterling

Overnight

Index
Average

(SONIA).

The

designated

notionals

were

USD
11
billion, USD
1.1

billion and USD
0.7

billion, respectively.
–

Hedge designation
Following

amendments

to

the

hedge

documentation
  to
reflect

the

change

in

designation

relating

to

IBOR

reform,
UBS   AG
will

continue

its

hedge

relationships

provided

the
other

hedge

accounting

criteria

and

requirements

of

the
phase 2

amendment

are

met.

As

of

30 June

2021,

no

such
changes have been made.
–

Amounts accumulated in the cash flow hedge reserve

Upon changing

the hedge

designation as

set out

above, the
accumulated

amounts

in

the

cash

flow

hedge

reserve

are
assumed to

be based

on the

alternative benchmark

rate. For
discontinued

hedging

relationships,

when

the

interest

rate
benchmark

on

which

the

hedged

future

cash

flows

were
based

is

changed

as

required

by

IBOR

reform,

the

amount
accumulated in

the cash

flow hedge

reserve is

also assumed
to

be

based

on

the

alternative

benchmark

rate

for

the
purpose

of

assessing

whether

the

hedged

future

cash

flows
are

still

expected
to

occur.

As

of
3 0   June
2021,

no

such
changes have been made.
–

Retrospective

effectiveness

assessment

as

applied

to

hedges
designated under IAS 39

U
pon

the

end

of

the
p hase   1 relief
for

effectiveness
assessment UBS AG

may elect to reset

to zero the

cumulative
fair

value

changes

of

the

hedged

item

and

hedging
instrument

for

the

purpose

of

assessing

the

retrospective
effectiveness

of

a

hedging

relationship.

As

of

30 June

2021,
no such election has been made.
›
Refer to “Note 25 Hedge accounting”

in the “Consolidated
financial statements” section of the

Annual Report 2020 for
details about phase 1 accounting reliefs

The

amendments

also

introduced

additional

disclosure
requirements regarding

UBS AG’s management

of the

transition
to alternative benchmark rates, its

progress at the reporting date
and

the

risks

to

which

it

is

exposed

arising

from

financial
instruments because of the transition.
›
Refer to Note 15 for more information

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 2

Segment reporting
UBS

AG’s

businesses

are

organized

globally

into

four

business
divisions:

Global

Wealth

Management,

Personal

&
  Corporate
Banking,

Asset Management

and the

Investment Bank.

All four
business divisions

are supported

by Group

Functions and

qualify
as

reportable

segments

for

the

purpose

of

segment

reporting.
Together

with

Group

Functions

they

reflect

the

management
structure of UBS AG.

›

Refer to “Note 2 Segment reporting” in the

“Consolidated
financial statements” section of the

Annual Report 2020 for
more information about UBS AG’s reporting segments

USD million
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Group
Functions UBS AG
For the six months ended 30 June 2021
Net interest income

2,023
1,039
(7)
244
(103)
3,196
Non-interest income
7,582
1,063
1,310
4,479
167
14,603
Income
9,606
2,103
1,303
4,724
64
17,798
Credit loss (expense) / release
16
69
0
23
(1)
108
Total operating income

9,622
2,172
1,303
4,747
63
17,906
Total operating expenses
6,958
1,286
822
3,698
511
13,274
Operating profit / (loss) before tax
2,664
886
481
1,049
(448)
4,632
Tax expense / (benefit)

1,001
Net profit / (loss)
3,631
As of 30 June 2021
Total assets
375,076
222,013
29,027
344,069
115,675
1,085,861
USD million
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Group
Functions UBS AG
For the six months ended 30 June 2020
Net interest income
2,054
1,029
(9)
3
(387)
2,689
Non-interest income
6,553
886
1,048
4,906
(20)
13,372
Income
8,607
1,914
1,038
4,909
(407)
16,061
Credit loss (expense) / release
(117)
(187)
0
(200)
(35)
(540)
Total operating income

8,489
1,727
1,038
4,709
(443)
15,521
Total operating expenses
6,421
1,155
724
3,419
478
12,197
Operating profit / (loss) before tax
2,068
573
314
1,290
(921)
3,324
Tax expense / (benefit)

703
Net profit / (loss)
2,621
As of 31 December 2020
Total assets
367,714
231,710
28,266
369,778
127,858
1,125,327

Note 3

Net interest income
For the quarter ended Year-to-date
USD million 30.6.21 31.3.21 30.6.20 30.6.21 30.6.20
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
Interest income from loans and deposits
1
1,613
1,586
1,633
3,198
3,504
Interest income from securities financing transactions
2
126
135
202
261
569
Interest income from other financial instruments measured

at amortized cost
68
73
87
141
176
Interest income from debt instruments measured at fair

value through other comprehensive income
16
35
35
51
52
Interest income from derivative instruments designated as cash flow hedges

284
268
178
553
290
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income
2,107
2,098
2,135
4,205
4,591
Interest expense on loans and deposits
3
415
439
606
854
1,499
Interest expense on securities financing transactions
4
293
258
224
551
443
Interest expense on debt issued
126
137
256
263
523
Interest expense on lease liabilities
25
26
26
51
53
Total interest expense from financial instruments measured at amortized cost
860
859
1,112
1,719
2,519
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income
1,247
1,239
1,022
2,486
2,073
Net interest income from financial instruments measured at fair value through profit or loss
Net interest income from financial instruments at fair value held for trading
195
201
244
397
446
Net interest income from brokerage balances
216
197
182
412
318
Net interest income from securities financing transactions at fair value not held for trading
5
12
12
18
24
51
Interest income from other financial instruments at fair

value not held for trading
75
96
153
170
355
Interest expense on other financial instruments designated

at fair value
(138)
(155)
(244)
(294)
(555)
Total net interest income from financial instruments measured at fair value through profit or loss
359
351
354
710
616
Total net interest income
1,607
1,589
1,376
3,196
2,689
1 Consists of interest income from cash and balances at central banks, loans and advances to banks and

customers, and cash collateral receivables on

derivative instruments, as well as negative interest

on amounts
due to banks,

customer deposits, and

cash collateral payables

on derivative instruments.

2 Includes interest income

on receivables from

securities financing transactions

and negative interest,

including fees,

on
payables from securities financing transactions.

3 Consists of interest expense on amounts due to banks,

cash collateral payables on derivative instruments,

customer deposits, and funding from UBS Group AG,

as
well as negative

interest on cash

and balances at

central banks,

loans and advances

to banks,

and cash collateral

receivables on

derivative instruments.

4 Includes interest expense

on payables from

securities
financing transactions and negative interest, including fees, on receivables from securities financing transactions.

5 Includes interest expense on securities financing transactions designated at fair value.

Note 4

Net fee and commission income
For the quarter ended Year-to-date
USD million 30.6.21 31.3.21 30.6.20 30.6.21 30.6.20
Fee and commission income
Underwriting fees
393
420
257
813
460
of which: equity underwriting fees
262
275
123
537
230
of which: debt underwriting fees
131
145
133
276
230
M&A and corporate finance fees
330
238
117
568
335
Brokerage fees
1,037
1,358
959
2,395
2,204
Investment fund fees
1,405
1,437
1,197
2,842
2,492
Portfolio management and related services
2,426
2,284
1,813
4,710
3,872
Other
456
461
387
917
848
Total fee and commission income
1
6,047
6,197
4,730
12,244
10,211
of which: recurring
3,823
3,621
2,980
7,444
6,321
of which: transaction-based
2,182
2,482
1,675
4,664
3,776
of which: performance-based
42
94
75
136
114
Fee and commission expense
Brokerage fees paid
74
68
63
142
149
Distribution fees paid
153
132
144
285
300
Other
258
277
212
535
426
Total fee and commission expense
484
478
419
962
875
Net fee and commission income
5,563
5,719
4,311
11,282
9,336
of which: net brokerage fees
963
1,290
896
2,253
2,055
1 Reflects third-party fee and commission income

for the second quarter of 2021 of

USD
3,585

million for Global Wealth Management (first

quarter of 2021: USD
3,673

million; second quarter of 2020: USD
2,809
million), USD
400

million for

Personal

& Corporate

Banking (first

quarter of

2021: USD
389

million; second

quarter of

2020: USD
313

million), USD
805

million for

Asset Management

(first quarter

of 2021:
USD
815

million; second quarter

of 2020: USD
700

million), USD
1,248

million for the

Investment Bank (first

quarter of 2021:

USD
1,305

million; second quarter

of 2020: USD
872

million) and USD
9

million for
Group Functions (first quarter of 2021: USD
15

million; second quarter of 2020: USD
36

million).

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 5

Other income
UBS

AG

recognized

USD
350

million

of

other

income

in

the
second quarter

of 2021,

compared

with USD
153

million in

the
second quarter

of 2020.

This includes

gains of

USD
101

million
from

properties

held

for

sale,

largely

driven

by

the

sale

of

a
property in Basel,

and other income of

USD
45

million related to
a

legacy

bankruptcy

claim
.
In

addition,
the

investment
in
Clearstream Fund

Centre was sold

to Deutsche Börse

AG during
the quarter, resulting

in a USD
37

million net gain.

Note 6

Personnel expenses
For the quarter ended Year-to-date
USD million 30.6.21 31.3.21 30.6.20 30.6.21 30.6.20
Salaries and variable compensation
2,432
2,370
2,276
4,802
4,408
Financial advisor compensation
1
1,183
1,170
941
2,353
2,035
Contractors
38
36
35
75
64
Social security
187
211
182
398
347
Post-employment benefit plans
124
2
194
143
319
321
Other personnel expenses
108
105
104
212
217
Total personnel expenses
4,072
4,086
3,682
8,158
7,391
1 Financial advisor

compensation consists of

grid-based compensation based

directly on compensable

revenues generated by

financial advisors and

supplemental compensation calculated

on the basis

of financial
advisor productivity, firm tenure,

assets and other variables.

It also includes expenses related to

compensation commitments with financial advisors

entered into at the time of

recruitment that are subject to vesting
requirements.

2 Includes curtailment

gains of USD
36

million, which represent

a reduction

in the defined

benefit obligation related

to the Swiss

pension plan

resulting from a

decrease in headcount

following
restructuring activities.

Note 7

General and administrative expenses
For the quarter ended Year-to-date
USD million 30.6.21 31.3.21 30.6.20 30.6.21 30.6.20
Outsourcing costs
95
89
99
184
211
IT expenses
122
125
106
247
222
Consulting, legal and audit fees
115
84
137
199
269
Real estate and logistics costs
126
127
134
253
271
Market data services
93
89
89
182
175
Marketing & communication
36
32
25
68
56
Travel and entertainment
12
8
10
20
54
Litigation, regulatory & similar matters
1
63
9
2
72
8
Other
2
1,408
1,578
1,278
2,986
2,695
of which: shared services costs charged by UBS Group AG or its subsidiaries
1,294
1,375
1,127
2,669
2,377
of which: UK and German bank levies
(11)
41
3
30
17
Total general and administrative expenses
2,070
2,141
1,879
4,211
3,960
1 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 16 for more information.

2 Includes charitable donations.

Note 8

Income taxes
Income tax expenses of USD
563

million were recognized for the
second

quarter

of

2021,

representing

an

effective

tax

rate

of
22.7
%, compared

with USD
328

million for

the second

quarter
of 2020 and an effective tax rate of
21.5
%.
Current

tax

expenses

were

USD
346

million,

compared

with
USD
329

million,

and

related

to

taxable

profits

of

UBS
Switzerland AG and other entities.
Deferred tax

expenses were

USD
217

million, compared

with
a net deferred tax

benefit of USD
1

million, and primarily related
to the

amortization of

deferred tax

assets previously

recognized
in

relation

to

tax

losses

carried

forward

and

deductible
temporary differences of UBS Americas Inc.

Note 9

Expected credit loss measurement

a) Credit loss expense / release
Total net

credit loss

releases were

USD
80

million in

the second
quarter

of

2021,

reflecting

an

USD
88

million

net

release

of
credit losses related to stage 1 and 2 positions and

USD
8

million
of

net

credit

loss

expenses

related

to

credit-impaired

(stage 3)
positions.

The

USD
88

million

stage 1

and

2

net

release

included

the
partial

release

of

a

post-model

adjustment

of

USD
91

million
(representing

one-third

of

the

USD
273

million

scenario-driven
model

output

effects

from

the

third

quarter

of

2020

to

the
second quarter

of 2021),

due to

the continued

positive trend

in
macroeconomic scenario input data.
Stage 3 net credit loss expenses were USD
8

million, including
USD
3

million

net

expenses

in

the

Investment

Bank

and

USD
5
million

net

expenses

in

Personal

&

Corporate

Banking,

across
various corporate lending positions.

Credit loss (expense) / release
USD million
Global

Wealth

Management
Personal &

Corporate

Banking
Asset
Management
Investment

Bank
Group

Functions Total
For the quarter ended 30.6.21
Stages 1 and 2
13
51
0
24
(1)
88
Stage 3
0
(5)
0
(3)
0
(8)
Total credit loss (expense) / release
14
46
0
21
(1)
80

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9

Expected credit loss measurement (continued)

b) Changes to ECL models, scenarios, scenario weights and key inputs
Scenarios

The

expected credit

loss (ECL)

scenarios,

along with

the related
macroeconomic

factors,

were updated

and

reviewed

in light

of
the

economic

and

political

conditions prevailing

for

the

second
quarter of

2021 through

a series

of governance

meetings, with
input and feedback from

UBS risk and finance experts across

the
business divisions and regions.

Effective from the

second quarter
of

2021,

management

has

included

an

upside

scenario

and

a
mild

downside

scenario

in

the

ECL

calculation

similar

to

the
approach applied before the COVID-19 pandemic, as uncertainty regarding future

economic developments and the

related effects
on

models

further

d
ecline
and

post
-
model

adjustment

levels
decrease.
The

upside

scenario

assumes
that
positive

developments
regarding

COVID-19 enable

economic activity

to

rebound

more
quickly than expected,

supported by significant

improvements in
business

and

consumer

activity.

Structural

changes

from

the
lockdown

period

and

accelerated

technology

uptake

increase
productivity and help

to keep growth

buoyant beyond the

initial
rebound

in

activity.

Underlying

macroeconomic

conditions
improve, and asset values increase substantially.
The

mild

downside

scenario

assumes

a

shift

in

sentiment
caused

by

higher-than-expected

inflation

and

the

Federal
Reserve ’s
intention

to

begin

tapering

its

quantitative

easing
program.

Long
-
term

interest
rates
rise

sharply
and equities
decline

as

market

volatility

ensues.

Economic

activity

slows
across the globe causing a mild recession.

The

baseline and

severe downside

scenarios included

slightly
more optimistic assumptions compared with those applied

in the
first

quarter

of

2021,

reflecting

improvements

in

economic
activity,

greater optimism

regarding the

availability and

effective
distribution

of

COVID-19

vaccines,

and

continued

government
support.

The

baseline

scenario

assumptions

on

a

calendar-year
basis are included in the table below.

Scenario weights and post-model adjustments
Management applied the following scenario weightings effective from

the

second

quarter

of

2021:

upside

at
5
%,

baseline

at
55
%, mild downside

at
10
% and severe

downside at
30
%. This
compared

with

a

baseline

scenario

weighting

of
60
%

and

a
severe

downside scenario

weighting of
40
% applied

in the

first
quarter

of

2021.

The

incorporation

of

the

two

new

scenarios
and

the

applied

weightings

did

not

have

a

material

effect

on
allowances and provisions.
In

addition,

more

than

one

year

after

the

exceptional
circumstances

of

the

COVID-19 pandemic

began,

management
has

released

one-third

(USD
91

million)

of

the

USD
273

million
post-model adjustment

for scenario-driven

model output

effects
into

profit

or

loss

in

the

second

quarter

of

2021,

following

a
portfolio

level

review,

which

supported

partial

overlay

releases,
particularly

in

real

estate

and

large

corporate

segments.

This
decision

was

made

following

a

continued

positive

trend

in
macroeconomic

scenario

input

data

(from

the

third

quarter

of
2020

to

the

second

quarter

of

2021),

as

well

as

positive
vaccination

developments

and

gradual

lifting

of

lockdowns

in
many

economies.

Two-thirds

of

the

post-model

adjustment

for
scenario -
driven

model

output

effects
  ( USD
183
  m illion )   w as
retained,

given the

heightened level

of uncertainty

that remains
with

regard to

the ultimate

effects of

the crisis.

This recognizes
that new

challenges are

frequently arising

in the

context of

the
pandemic, for example, the spread of new variants of COVID-19, inflationary

pressure

from

supply

chain

disruption

and

surging
demand, and the risk

of potential tail effects as

government and
central bank support winds down.

Baseline
Key parameters 2020 2021 2022
Real GDP growth (annual percentage change)
United States
(3.6)
6.9
5.9
Eurozone
(7.4)
4.3
5.3
Switzerland
(4.5)
3.3
3.0
Unemployment rate (%, annual average)
United States
8.1
5.4
4.4
Eurozone
8.5
8.6
8.1
Switzerland
3.2
3.3
3.1
Real estate (annual percentage change, Q4)
United States

3.4
6.5
2.9
Eurozone
(0.3)
2.9
1.0
Switzerland
4.0
5.0
1.0

Economic scenarios and weights applied

ECL scenario Assigned weights in %
30.6.21 31.3.21 31.3.20
Upside
5.0
0.0
0.0
Baseline
55.0
60.0
70.0
Mild downside
10.0
0.0
0.0
Severe downside

30.0
40.0
30.0

Note 9

Expected credit loss measurement (continued)

c) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions
The

tables
below

and
on

the

following

pages

provide
information

about

financial

instruments

and

certain

non-
financial

instruments

that

are

subject

to

ECL

requirements.

For
amortized-cost instruments,

the carrying

amount represents

the
maximum

exposure

to

credit

risk,

taking

into

account

the
allowance

for

credit

losses.

Financial

assets

measured

at

fair
value

through

other

comprehensive

income

(FVOCI)

are

also
subject to

ECL; however,

unlike amortized-cost

instruments, the
allowance

for

credit

losses

for

FVOCI

instruments

does

not
reduce

the

carrying

amount

of

these

financial

assets.

Instead,
the

carrying

amount

of

financial

assets

measured

at

FVOCI
represents the maximum exposure to credit risk.
In

addition

to

on-balance

sheet

financial

assets,

certain

off-
balance sheet

and other

credit lines are

also subject

to ECL. The
maximum exposure

to

credit risk

for

off-balance

sheet financial
instruments

is

calculated

based

on

the

maximum

contractual
amounts.

USD million 30.6.21
Carrying amount¹ / Total exposure ECL allowances / provisions
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
160,672
160,672
0
0
0
0
0
0
Loans and advances to banks
16,376
16,333
42
0
(8)
(6)
(1)
(1)
Receivables from securities financing transactions
83,494
83,494
0
0
(3)
(3)
0
0
Cash collateral receivables on derivative instruments
29,787
29,787
0
0
0
0
0
0
Loans and advances to customers
391,406
371,090
18,403
1,913
(950)
(124)
(156)
(670)
of which: Private clients with mortgages
147,827
137,851
9,140
836
(139)
(26)
(76)
(37)
of which: Real estate financing
42,627
37,950
4,663
14
(49)
(17)
(32)
0
of which: Large corporate clients
14,294
12,671
1,229
395
(246)
(20)
(19)
(207)
of which: SME clients
14,116
11,753
1,814
549
(291)
(20)
(19)
(253)
of which: Lombard
146,167
146,135
0
32
(35)
(6)
0
(29)
of which: Credit cards
1,611
1,255
327
28
(34)
(9)
(9)
(16)
of which: Commodity trade finance
3,399
3,345
38
16
(103)
(5)
0
(98)
Other financial assets measured at amortized cost
27,201
26,456
436
309
(124)
(30)
(9)
(86)
of which: Loans to financial advisors
2,415
1,924
197
295
(103)
(23)
(6)
(74)
Total financial assets measured at amortized cost
708,937
687,833
18,882
2,222
(1,085)
(163)
(166)
(757)
Financial assets measured at fair value through other comprehensive income
7,775
7,775
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
716,713
695,609
18,882
2,222
(1,085)
(163)
(166)
(757)
Off-balance sheet (in scope of ECL)
Guarantees
17,457
15,719
1,580
158
(52)
(15)
(9)
(27)
of which: Large corporate clients
3,142
1,995
1,035
112
(13)
(3)
(3)
(7)
of which: SME clients
1,269
1,002
222
46
(13)
(1)
(1)
(12)
of which: Financial intermediaries and hedge funds

7,465
7,257
208
0
(16)
(10)
(5)
0
of which: Lombard
2,166
2,166
0
0
(1)
0
0
(1)
of which: Commodity trade finance
2,372
2,342
30
0
(2)
(1)
0
(1)
Irrevocable loan commitments
37,751
34,505
3,064
181
(118)
(69)
(49)
0
of which: Large corporate clients
22,464
19,621
2,718
125
(103)
(61)
(42)
0
Forward starting reverse repurchase and securities borrowing agreements
8,253
8,253
0
0
0
0
0
0
Committed unconditionally revocable credit lines
40,667
37,072
3,526
68
(36)
(28)
(8)
0
of which: Real estate financing
6,542
6,135
407
0
(5)
(4)
(1)
0
of which: Large corporate clients
4,383
2,924
1,434
25
(7)
(4)
(3)
0
of which: SME clients
5,173
4,498
643
32
(14)
(12)
(2)
0
of which: Lombard
8,632
8,632
0
0
0
0
0
0
of which: Credit cards
9,298
8,825
464
9
(6)
(5)
(2)
0
of which: Commodity trade finance
251
251
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
5,281
5,260
20
1
(3)
(2)
(1)
0
Total off-balance sheet financial instruments and other credit lines
109,409
100,810
8,191
408
(209)
(114)
(67)
(27)
Total allowances and provisions
(1,294)
(277)
(233)
(784)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9

Expected credit loss measurement (continued)

USD million 31.3.21
Carrying amount¹ / Total exposure ECL allowances / provisions
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
158,914
158,914
0
0
0
0
0
0
Loans and advances to banks
18,348
18,287
61
0
(12)
(8)
(3)
(1)
Receivables from securities financing transactions
82,384
82,385
0
0
(3)
(3)
0
0
Cash collateral receivables on derivative instruments
35,050
35,050
0
0
0
0
0
0
Loans and advances to customers
380,141
359,130
18,995
2,016
(993)
(138)
(184)
(671)
of which: Private clients with mortgages
142,611
132,636
9,118
857
(158)
(37)
(86)
(35)
of which: Real estate financing
41,092
36,099
4,979
15
(56)
(15)
(41)
0
of which: Large corporate clients
13,305
11,155
1,673
477
(271)
(28)
(28)
(216)
of which: SME clients
14,034
11,620
1,886
527
(283)
(19)
(19)
(246)
of which: Lombard
141,139
141,112
0
27
(34)
(5)
0
(30)
of which: Credit cards
1,392
1,063
301
28
(33)
(9)
(8)
(16)
of which: Commodity trade finance
3,695
3,663
16
15
(101)
(5)
0
(96)
Other financial assets measured at amortized cost
26,837
26,103
314
420
(125)
(32)
(7)
(86)
of which: Loans to financial advisors
2,473
1,961
107
405
(104)
(26)
(4)
(75)
Total financial assets measured at amortized cost
701,674
679,868
19,371
2,436
(1,133)
(180)
(195)
(758)
Financial assets measured at fair value through other comprehensive income
8,100
8,100
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
709,774
687,967
19,371
2,436
(1,133)
(180)
(195)
(758)
Off-balance sheet (in scope of ECL)
Guarantees
17,493
15,377
1,952
164
(59)
(15)
(15)
(29)
of which: Large corporate clients
3,425
2,025
1,281
119
(17)
(3)
(5)
(9)
of which: SME clients
1,243
936
262
45
(12)
0
(1)
(11)
of which: Financial intermediaries and hedge funds

7,579
7,304
275
0
(18)
(9)
(9)
0
of which: Lombard
2,136
2,136
0
0
(2)
0
0
(1)
of which: Commodity trade finance
2,057
2,031
26
0
(4)
(1)
0
(3)
Irrevocable loan commitments
38,137
34,312
3,730
95
(138)
(75)
(63)
0
of which: Large corporate clients
22,943
19,600
3,278
65
(121)
(68)
(54)
0
Forward starting reverse repurchase and securities borrowing agreements
5,988
5,988
0
0
0
0
0
0
Committed unconditionally revocable credit lines
39,835
35,722
4,023
89
(45)
(27)
(18)
0
of which: Real estate financing
7,227
6,786
432
9
(11)
(5)
(6)
0
of which: Large corporate clients
4,429
2,713
1,690
25
(9)
(3)
(6)
0
of which: SME clients
5,036
4,120
878
39
(14)
(11)
(3)
0
of which: Lombard
8,566
8,566
0
0
(1)
(1)
0
0
of which: Credit cards
9,175
8,695
469
11
(6)
(5)
(1)
0
of which: Commodity trade finance
322
322
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
5,824
5,785
34
5
(3)
(3)
0
0
Total off-balance sheet financial instruments and other credit lines
107,276
97,184
9,738
354
(245)
(121)
(95)
(29)
Total allowances and provisions
(1,378)
(301)
(290)
(787)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Note 9

Expected credit loss measurement (continued)

USD million 31.12.20
Carrying amount¹ / Total exposure ECL allowances / provisions
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
158,231
158,231
0
0
0
0
0
0
Loans and advances to banks
15,344
15,160
184
0
(16)
(9)
(5)
(1)
Receivables from securities financing transactions
74,210
74,210
0
0
(2)
(2)
0
0
Cash collateral receivables on derivative instruments
32,737
32,737
0
0
0
0
0
0
Loans and advances to customers
380,977
358,396
20,341
2,240
(1,060)
(142)
(215)
(703)
of which: Private clients with mortgages
148,175
138,769
8,448
959
(166)
(35)
(93)
(39)
of which: Real estate financing
43,429
37,568
5,838
23
(63)
(15)
(44)
(4)
of which: Large corporate clients
15,161
12,658
2,029
474
(279)
(27)
(40)
(212)
of which: SME clients
14,872
11,990
2,254
628
(310)
(19)
(23)
(268)
of which: Lombard
133,850
133,795
0
55
(36)
(5)
0
(31)
of which: Credit cards
1,558
1,198
330
30
(38)
(11)
(11)
(16)
of which: Commodity trade finance
3,269
3,214
43
12
(106)
(5)
0
(101)
Other financial assets measured at amortized cost
27,219
26,401
348
469
(133)
(34)
(9)
(90)
of which: Loans to financial advisors
2,569
1,982
137
450
(108)
(27)
(5)
(76)
Total financial assets measured at amortized cost
688,717
665,135
20,873
2,709
(1,211)
(187)
(229)
(795)
Financial assets measured at fair value through other comprehensive income
8,258
8,258
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
696,976
673,394
20,873
2,709
(1,211)
(187)
(229)
(795)
Off-balance sheet (in scope of ECL)
Guarantees
17,081
14,687
2,225
170
(63)
(14)
(15)
(34)
of which: Large corporate clients
3,710
2,048
1,549
113
(20)
(4)
(5)
(12)
of which: SME clients
1,310
936
326
48
(13)
(1)
(1)
(11)
of which: Financial intermediaries and hedge funds

7,637
7,413
224
0
(17)
(7)
(9)
0
of which: Lombard
641
633
0
8
(2)
0
0
(2)
of which: Commodity trade finance
1,441
1,416
25
0
(2)
(1)
0
0
Irrevocable loan commitments
41,372
36,894
4,374
104
(142)
(74)
(68)
0
of which: Large corporate clients
24,209
20,195
3,950
64
(121)
(63)
(58)
0
Forward starting reverse repurchase and securities borrowing agreements
3,247
3,247
0
0
0
0
0
0
Committed unconditionally revocable credit lines
42,077
37,176
4,792
108
(50)
(29)
(21)
0
of which: Real estate financing
6,328
5,811
517
0
(12)
(5)
(7)
0
of which: Large corporate clients
4,909
2,783
2,099
27
(9)
(2)
(7)
0
of which: SME clients
5,827
4,596
1,169
63
(16)
(12)
(4)
0
of which: Lombard
9,671
9,671
0
0
0
(1)
0
0
of which: Credit cards
8,661
8,220
430
11
(8)
(6)
(2)
0
of which: Commodity trade finance
242
242
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
3,282
3,277
5
0
(2)
(2)
0
0
Total off-balance sheet financial instruments and other credit lines
107,059
95,281
11,396
382
(257)
(119)
(104)
(34)
Total allowances and provisions
(1,468)
(306)
(333)
(829)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9

Expected credit loss measurement (continued)
The

table

below

provides

information

about

the

ECL

gross
exposure and the

ECL coverage ratio for

our core loan

portfolios
(i.e.,
Loans

and

advances

to

customers
and

Loans

to

financial
advisors
)

and

relevant

off-balance

sheet

exposures.
Cash

and
balances

at

central

banks
,
Loans

and

advances

to

banks
,
Receivables from securities financing transactions
,
Cash collateral
receivables

on

derivative

instruments
  and
Financial

assets
measured at fair

value through other

comprehensive income

are
not included

in the

table below,

due to

their lower

sensitivity to
ECL.
ECL

coverage

ratios are

calculated by

taking ECL

allowances
and

provisions

divided

by

the

gross

carrying

amount

of

the
exposures
.

Coverage ratios for core loan portfolio 30.6.21
Gross carrying amount (USD million) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Private clients with mortgages
147,966
137,877
9,216
874
9
2
82
427
Real estate financing
42,677
37,967
4,696
14
12
4
69
101
Large corporate clients
14,540
12,691
1,247
602
169
16
151
3,446
SME clients
14,407
11,772
1,833
802
202
17
102
3,152
Lombard
146,202
146,141
0
61
2
0
0
4,698
Credit cards
1,644
1,264
336
44
205
72
261
3,608
Commodity trade finance
3,503
3,350
38
114
295
15
2
8,605
Other loans and advances to customers
21,418
20,152
1,193
73
25
11
13
4,051
Loans to financial advisors
2,518
1,946
202
369
408
116
290
2,016
Total
1
394,875
373,161
18,762
2,952
27
4
86
2,521
Gross exposure (USD million) ECL coverage (bps)
Off-balance sheet

Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Private clients with mortgages
8,063
7,809
251
3
4
4
7
349
Real estate financing
8,048
7,596
452
0
9
7
49
0
Large corporate clients
29,990
24,540
5,187
262
41
27
91
278
SME clients
8,273
7,099
1,040
134
43
20
91
878
Lombard
14,736
14,735
0
0
1
0
0
0
Credit cards
9,298
8,825
464
9
7
5
33
0
Commodity trade finance
2,623
2,593
30
0
8
5
50
0
Financial intermediaries and hedge funds
12,447
11,981
466
0
14
10
120
0
Other off-balance sheet commitments
7,678
7,377
301
0
17
8
21
0
Total
2
101,155
92,556
8,191
408
21
12
82
671
1 Includes Loans and advances

to customers of USD
392,357

million and Loans to

financial advisors of

USD
2,518

million, which are presented

on the balance sheet

line Other assets measured

at amortized cost.

2 Excludes Forward starting reverse repurchase and securities borrowing agreements.

Note 9

Expected credit loss measurement (continued)

Coverage ratios for core loan portfolio 31.3.21
Gross carrying amount (USD million) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Private clients with mortgages
142,770
132,673
9,204
893
11
3
93
396
Real estate financing
41,148
36,113
5,020
15
14
4
81
78
Large corporate clients
13,577
11,184
1,701
692
200
25
162
3,114
SME clients
14,317
11,639
1,905
773
198
16
98
3,179
Lombard
141,173
141,117
0
56
2
0

0
5,260
Credit cards
1,425
1,073
309
44
233
88
266
3,555
Commodity trade finance
3,796
3,668
16
111
267
14
2
8,620
Other loans and advances to customers
22,928
21,801
1,024
103
24
9
26
3,211
Loans to financial advisors
2,578
1,987
111
480
405
131
337
1,558
Total
1
383,711
361,254
19,290
3,167
29
5
97
2,355
Gross exposure (USD million) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Private clients with mortgages
7,455
7,226
217
13
6
5
16
111
Real estate financing
8,513
8,049
455
9
17
7
192
53
Large corporate clients
30,796
24,339
6,249
209
48
31
102
422
SME clients
8,101
6,626
1,367
108
41
20
70
973
Lombard
14,603
14,603
0
0
2
1
0
0
Credit cards
9,175
8,695
469
11
7
6
30
0
Commodity trade finance
2,379
2,352
26
0
18
5
28
0
Financial intermediaries and hedge funds
11,501
10,879
622
0
18
10
169
0
Other off-balance sheet commitments
8,764
8,428
332
4
14
7
23
0
Total
2
101,288
91,196
9,738
354
24
13
98
831
1 Includes Loans and advances

to customers of USD
381,133

million and Loans to

financial advisors of USD
2,578

million, which are presented

on the balance sheet

line Other assets measured

at amortized cost.

2 Excludes Forward starting reverse repurchase and securities borrowing agreements.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9

Expected credit loss measurement (continued)

Coverage ratios for core loan portfolio 31.12.20
Gross carrying amount (USD million) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Private clients with mortgages
148,341
138,803
8,540
998
11
2
108
390
Real estate financing
43,492
37,583
5,883
27
15
4
75
1,414
Large corporate clients
15,440
12,684
2,069
686
181
21
192
3,089
SME clients
15,183
12,010
2,277
896
204
16
101
2,991
Lombard
133,886
133,800
0
86
3
0
0
3,592
Credit cards
1,596
1,209
342
46
240
91
333
3,488
Commodity trade finance
3,375
3,219
43
113
315
16
2
8,939
Other loans and advances to customers
20,722
19,229
1,402
91
29
13
25
3,563
Loans to financial advisors
2,677
2,009
142
526
404
135
351
1,446
Total
1
384,714
360,547
20,697
3,470
30
5
106
2,247
Gross exposure (USD million) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Private clients with mortgages
6,285
6,083
198
3
7
6
16
197
Real estate financing
7,056
6,576
481
0
21
9
185
0
Large corporate clients
32,828
25,026
7,598
205
46
27
92
565
SME clients
9,121
7,239
1,734
148
40
19
63
779
Lombard
14,178
14,170
0
8
2
1
0
1,941
Credit cards
8,661
8,220
430
11
9
8
44
0
Commodity trade finance
1,683
1,658
25
0
10
8
15
0
Financial intermediaries and hedge funds
7,690
7,270
448
0
26
13
248
166
Other off-balance sheet commitments
16,309
15,792
482
8
12
6
11
0
Total
2
103,812
92,034
11,396
382
25
13
91
894
1 Includes Loans and

advances to customers

of USD
382,036

million and Loans

to financial advisors

of USD
2,677

million which are

presented on the

balance sheet line

Other assets measured

at amortized cost.

2 Excludes Forward starting reverse repurchase and securities borrowing agreements.

Note 10

Fair value measurement
This Note

provides fair

value measurement

information for

both
financial

and

non-financial

instruments

and

should

be

read

in
conjunction

with

“Note

21

Fair

value

measurement”

in

the
“Consolidated

financial

statements”

section

of

the

Annual
Report

2020, which

provides more

information about

valuation
principles,

valuation

governance,

fair

value

hierarchy
classification,

valuation

adjustments,

valuation

techniques

and
inputs,

sensitivity

of

fair

value

measurements,

and

methods
applied

to

calculate

fair

values

for

financial

instruments

not
measured at fair value.
›

Refer to the “Balance sheet and off-balance sheet”

section of
this report for more information about quarter-on-quarter
balance sheet movements
All

financial and

non-financial assets

and

liabilities measured
or

disclosed

at

fair

value

are

categorized

into

one

of

three

fair
value

hierarchy

levels.

In

certain

cases,

the

inputs

used

to
measure

fair

value

may

fall

within

different

levels

of

the

fair
value hierarchy. For disclosure purposes, the level in the hierarchy within

which

the

instrument

is

classified

in

its

entirety

is

based
on the

lowest-level input

that is

significant to

the position’s

fair
value measurement:
–

Level 1
–

quoted

prices

(unadjusted)

in

active

markets

for
identical assets and liabilities;
–

Level 2
–

valuation techniques

for which

all significant

inputs
are, or are based on, observable market data; or
–

Level 3
–

valuation techniques for which

significant inputs are
not based on observable market data.

Note 10

Fair value measurement (continued)
a) Fair value hierarchy
The fair

value hierarchy

classification of

financial and

non-financial assets

and liabilities

measured at

fair value

is summarized in

the
table below.

Determination of fair values from quoted market

prices or valuation techniques
1
30.6.21 31.3.21 31.12.20
USD million Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring basis
Financial assets at fair value held for trading
103,722
16,782
2,123
122,628
101,907
16,630
2,179
120,717
107,526
15,630
2,337
125,492
of which:
Equity instruments
86,760
1,336
128
88,224
85,251
736
137
86,124
90,327
1,101
171
91,599
Government bills / bonds
8,123
1,776
10
9,910
8,384
1,890
10
10,284
9,028
2,207
10
11,245
Investment fund units
8,048
1,707
18
9,773
7,400
1,602
31
9,033
7,374
1,794
23
9,192
Corporate and municipal bonds
784
8,524
821
10,129
865
9,926
783
11,575
789
8,432
817
10,038
Loans
0
3,115
1,000
4,114
0
2,234
1,052
3,285
0
1,860
1,134
2,995
Asset-backed securities
7
323
147
478
6
242
166
415
8
236
181
425
Derivative financial instruments
795
119,348
1,479
121,622
1,142
145,508
1,633
148,284
795
157,069
1,754
159,618
of which:
Foreign exchange contracts
296
49,154
6
49,456
459
70,221
12
70,692
319
68,425
5
68,750
Interest rate contracts
0
38,104
342
38,446
0
39,529
391
39,920
0
50,353
537
50,890
Equity / index contracts
1
28,383
801
29,185
0
31,369
820
32,189
0
33,990
853
34,842
Credit derivative contracts
0
1,739
303
2,043
0
1,914
395
2,309
0
2,008
350
2,358
Commodity contracts
0
1,832
24
1,856
0
2,187
14
2,201
0
2,211
6
2,217
Brokerage receivables
0
23,010
0
23,010
0
24,201
0
24,201
0
24,659
0
24,659
Financial assets at fair value not held for trading
29,125
31,367
4,459
64,952
31,596
32,962
4,206
68,763
40,986
35,110
3,942
80,038
of which:
Financial assets for unit-linked investment
contracts
21,974
9
8
21,991
21,162
0
3
21,166
20,628
101
2
20,731
Corporate and municipal bonds
88
16,009
333
16,430
98
15,114
334
15,547
290
16,957
372
17,619
Government bills / bonds
6,640
3,331
0
9,971
9,985
3,970
0
13,956
19,704
3,593
0
23,297
Loans
0
5,626
1,087
6,712
0
6,900
1,093
7,993
0
7,699
862
8,561
Securities financing transactions
0
6,203
201
6,404
0
6,811
119
6,930
0
6,629
122
6,751
Auction rate securities
0
0
1,563
1,563
0
0
1,587
1,587
0
0
1,527
1,527
Investment fund units
317
172
120
610
263
165
99
528
278
121
105
505
Equity instruments
105
18
594
717
86
0
530
616
86
0
544
631
Other
0
0
554
554
0
0
441
441
0
10
408
418
Financial assets measured at fair value through other comprehensive income on a recurring basis
Financial assets measured at fair value through
other comprehensive income
2,165
5,611
0
7,775
2,154
5,946
0
8,100
1,144
7,114
0
8,258
of which:
Asset-backed securities
0
5,200
0
5,200
0
5,480
0
5,480
0
6,624
0
6,624
Government bills / bonds
2,121
44
0
2,165
2,115
43
0
2,159
1,103
47
0
1,150
Corporate and municipal bonds
44
367
0
411
38
423
0
461
40
444
0
485
Non-financial assets measured at fair value on a recurring basis
Precious metals and other physical commodities
5,470
0
0
5,470
5,709
0
0
5,709
6,264
0
0
6,264
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets
2
0
1
67
68
0
1
247
248
0
1
245
246
Total assets measured at fair value
141,277
196,119
8,129
345,525
142,508
225,248
8,266
376,022
156,716
239,583
8,278
404,576

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10

Fair value measurement (continued)
Determination of fair values from quoted market

prices or valuation techniques (continued)
1
30.6.21 31.3.21 31.12.20
USD million Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a recurring basis
Financial liabilities at fair value held for trading
27,038
6,216
94
33,348
30,888
6,114
61
37,062
26,889
6,652
55
33,595
of which:
Equity instruments
20,826
387
75
21,288
26,191
151
50
26,392
22,519
425
40
22,985
Corporate and municipal bonds
37
4,592
13
4,642
32
4,718
7
4,757
31
4,048
9
4,089
Government bills / bonds
5,727
620
0
6,347
4,168
807
0
4,975
3,642
1,036
0
4,678
Investment fund units
442
581
6
1,028
492
397
3
891
696
1,127
5
1,828
Derivative financial instruments
754
117,985
2,950
121,688
1,405
141,522
3,114
146,041
746
156,884
3,471
161,102
of which:
Foreign exchange contracts
280
47,050
59
47,389
541
67,047
54
67,642
316
70,149
61
70,527
Interest rate contracts
0
32,177
526
32,703
0
33,501
546
34,046
0
43,389
527
43,916
Equity / index contracts
9
34,431
1,902
36,342
0
36,614
2,070
38,684
0
38,870
2,306
41,176
Credit derivative contracts
0
2,000
392
2,392
0
2,139
369
2,508
0
2,403
528
2,931
Commodity contracts
0
2,034
51
2,085
0
1,907
59
1,966
0
2,003
24
2,027
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair value
0
39,129
0
39,129
0
45,600
0
45,600
0
38,742
0
38,742
Debt issued designated at fair value
0
60,321
12,478
72,799
0
53,900
10,736
64,635
0
50,273
9,595
59,868
Other financial liabilities designated at fair value
0
30,032
2,876
32,908
0
28,317
2,452
30,769
0
29,682
2,091
31,773
of which:
Financial liabilities related to unit-linked
investment contracts
0
22,217
0
22,217
0
21,357
0
21,357
0
20,975
0
20,975
Securities financing transactions
0
6,181
3
6,184
0
5,651
0
5,651
0
7,317
0
7,317
Over-the-counter debt instruments
0
1,550
592
2,142
0
1,261
526
1,787
0
1,363
697
2,060
Total liabilities measured at fair value
27,792
253,682
18,398
299,871
32,293
275,453
16,362
324,108
27,635
282,233
15,212
325,080
1 Bifurcated

embedded derivatives

are presented

on the

same balance

sheet lines

as their

host contracts

and are

not included

in this

table. The

fair value

of these

derivatives was

not material

for the

periods
presented.

2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

b) Valuation adjustments and other items
The

table

below summarizes

the

valuation adjustment

reserves

recognized

on

the

balance sheet.

Details

about

each

category are
provided further below.

Valuation adjustment reserves on the balance sheet
As of
Life-to-date gain / (loss), USD million 30.6.21 31.3.21 31.12.20
Deferred day-1 profit or loss reserves
405
387
269
Own credit adjustments on financial liabilities designated at fair value
(278)
(400)
(381)
CVAs, FVAs,

DVAs and other valuation adjustments
(956)
(977)
(959)

Deferred day-1 profit or loss reserves
The

table

below

summarizes

the

changes

in

deferred

day-1
profit or loss reserves during the relevant period.

Deferred

day-1

profit

or

loss

is generally

released

into
Other
net

income

from

financial

instruments

measured

at

fair

value
through profit or loss
when pricing of

equivalent products or

the
underlying

parameters

become

observable

or

when

the
transaction is closed out.

Deferred day-1 profit or loss reserves
For the quarter ended Year-to-date
USD million 30.6.21 31.3.21 30.6.20 30.6.21 30.6.20
Reserve balance at the beginning of the period
387
269
194
269
146
Profit / (loss) deferred on new transactions
97
181
121
278
239
(Profit) / loss recognized in the income statement
(79)
(63)
(72)
(142)
(141)
Foreign currency translation
0
(1)
0
(1)
(1)
Reserve balance at the end of the period
405
387
243
405
243

Note 10

Fair value measurement (continued)
Own credit
The

valuation

of

financial

liabilities

designated

at

fair

value
requires

consideration

of

the

own

credit

component

of

fair
value.

Own credit

risk is

reflected

in

the valuation

of

UBS’s fair
value

option

liabilities

where

this

component

is

considered
relevant

for

valuation

purposes

by

UBS’s

counterparties

and
other

market

participants.

However,

own

credit

risk

is

not
reflected

in

the

valuation

of

UBS’s

liabilities

that

are

fully
collateralized

or for

other obligations

for

which it

is established
market practice to not include an own credit component.

A

description

of

UBS’s

methodology

to

estimate

own

credit
and the related accounting principles is included in “Note 21 Fair value measurement”

in the

“Consolidated financial

statements”
section of the Annual Report 2020.
In the

second quarter

of 2021,

other comprehensive

income
related

to

own

credit

on

financial

liabilities

designated

at

fair
value was

positive USD
118

million, primarily

due to

a widening
of UBS’s credit spreads.

Own credit adjustments on financial liabilities

designated at fair value
Included in Other comprehensive income
For the quarter ended
Year-to-date

USD million 30.6.21 31.3.21 30.6.20 30.6.21 30.6.20
Recognized during the period:
Realized gain / (loss)

(5)
(6)
8
(11)
9
Unrealized gain / (loss)

123
(23)
(1,103)
100
53
Total gain / (loss), before tax
118
(29)
(1,095)
89
62
As of

USD million 30.6.21 31.3.21 30.6.20
Recognized on the balance sheet as of the end of the period:
Unrealized life-to-date gain / (loss)

(278)
(400)
(31)

Credit, funding, debit and other valuation adjustments
A
description

of

UBS’s

methodology
for estimat ing   credit
valuation

adjustment
s   (CVA s
),

funding

valuation

adjustments
(FVAs),

debit

valuation

adjustments

(DVAs)

and

other

valuation
adjustments is included

in “Note 21

Fair value measurement”

in
the

“Consolidated

financial

statements”

section

of

the

Annual
Report 2020.

In

the

second

quarter

of

2021,

other

valuation

adjustments
for liquidity

decreased, primarily

due to

lower observed

levels of
risk across portfolios during the quarter.

Valuation adjustments on financial instruments
As of
Life-to-date gain / (loss), USD million 30.6.21 31.3.21 31.12.20
Credit valuation adjustments
1
(51)
(53)
(66)
Funding valuation adjustments
(58)
(58)
(73)
Debit valuation adjustments
1
1
0
Other valuation adjustments
(848)
(867)
(820)
of which: liquidity
(327)
(356)
(340)
of which: model uncertainty
(521)
(511)
(479)
1 Amounts do not include reserves against defaulted counterparties.

c) Transfers between Level 1 and Level 2
During the

first six

months of

2021, assets

and liabilities

transferred from

Level 2

to Level

1, or

from Level

1 to

Level 2,

that were
held for the entire reporting period, were not material.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10

Fair value measurement (continued)
d) Level 3 instruments: valuation techniques and inputs
The

table

below

presents

material

Level 3

assets

and

liabilities,
together with

the valuation

techniques

used to measure

fair value,
the inputs used in a given valuation

technique that are considered
significant as of 30 June 2021

and unobservable,

and a

range of
values for

those unobservable

inputs.
The

range

of

values

represents the

highest-

and

lowest-level
inputs

used in the valuation techniques.

Therefore the range does
not reflect the

level of uncertainty regarding a

particular input or
an

assessment

of

the

reasonableness

of

UBS´s

estimates

and
assumptions,

but rather the different underlying characteristics of
the

relevant

assets

and

liabilities

held

by

UBS.

The

ranges

will
therefore vary from period to period and parameter to parameter based on

characteristics of the

instruments held at

each balance
sheet date.

Furthermore,

the ranges

of unobservable inputs

may
differ across other

financial institutions,

reflecting the diversity of
the products

in each firm’s

inventory.
The

significant

unobservable

inputs

disclosed

in

the

table
below are

consistent with

those included

in “Note

21 Fair

value
measurement”

in

the

“Consolidated

financial

statements”
section

of

the

Annual

Report

2020.

A

description

of

the
potential

effect

that

a

change

in

each

unobservable

input

in
isolation

may

have

on

a

fair

value

measurement,

including
information

to

facilitate

an

understanding

of

factors

that

give
rise to the

input ranges shown,

is also provided

in “Note 21

Fair
value measurement”

in the

“Consolidated financial

statements”
section of the Annual Report 2020.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
Fair value
Significant unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation
technique(s)
30.6.21 31.12.20
USD billion 30.6.21 31.12.20 30.6.21 31.12.20 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal
bonds
1.2
1.2
0.0
0.0
Relative value to
market comparable Bond price equivalent
15
143
100
1
143
100
points
Discounted expected
cash flows Discount margin
358
358
268
268
basis
points
Traded loans, loans
measured at fair value,
loan commitments and
guarantees
2.6
2.4
0.0
0.0
Relative value to
market comparable Loan price equivalent
1
101
99
0
101
99
points
Discounted expected
cash flows Credit spread
180
800
190
800
basis
points
Market comparable
and securitization
model Credit spread
28
1,558
228
40
1,858
333
basis
points
Auction rate securities
1.6
1.5
Discounted expected
cash flows Credit spread
115
222
162
100
188
140
basis
points
Investment fund units
3
0.1
0.1
0.0
0.0
Relative value to
market comparable Net asset value
Equity instruments
3
0.7
0.7
0.1
0.0
Relative value to
market comparable Price
Debt issued designated at
fair value
4
12.5
9.6
Other financial liabilities
designated at fair value
2.9
2.1
Discounted expected
cash flows Funding spread
35
175
42
175
basis
points
Derivative financial instruments
Interest rate contracts
0.3
0.5
0.5
0.5
Option model Volatility of interest rates
49
73
29
69
basis
points
Credit derivative contracts
0.3
0.3
0.4
0.5
Discounted expected
cash flows
Credit spreads

2
496
1
489
basis
points
Bond price equivalent
3
102
0
100
points
Equity / index contracts
0.8
0.9
1.9
2.3
Option model Equity dividend yields
0
11
0
13
%
Volatility of equity stocks,
equity and other indices
4
99
4
100
%
Equity-to-FX correlation
(30)
70
(34)
65
%
Equity-to-equity
correlation
(25)
99
(16)
100
%
1 The ranges

of significant unobservable inputs

are represented in points,

percentages and basis points.

Points are a percentage

of par (e.g., 100

points would be 100% of

par).

2 Weighted averages are

provided
for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments.

Weighted averages are not provided for inputs

related to derivative contracts, as
this would not be meaningful.

3 The range of

inputs is not disclosed, as

there is a dispersion of

values given the diverse nature

of the investments.

4 Debt issued designated at

fair value is composed

primarily of
UBS structured notes, which

include variable maturity notes

with various equity and foreign

exchange underlying risks, rates

-linked and credit-linked

notes, all of which

have embedded derivative parameters

that are
considered to be unobservable. The equivalent derivative

instrument parameters are presented in the respective derivative financial instruments lines in this table.

Note 10

Fair value measurement (continued)
e) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table

below summarizes

those financial

assets and

liabilities
classified

as

Level 3

for

which

a

change

in

one

or

more

of

the
unobservable

inputs

to

reflect

reasonably

possible

alternative
assumptions

would

change

fair

value

significantly,

and

the
estimated

effect

thereof.

The

table

presents

the

favorable

and
unfavorable

effects

for

each

class

of

financial

assets

and
liabilities

for

which

the

potential

change

in

fair

value

is
considered significant. The

sensitivity of fair value

measurements
for

debt

issued

designated

at

fair

value

and

over-the-counter
debt

instruments

designated

at

fair

value

is

reported

together
with the equivalent derivative or securities financing instrument.
The

sensitivity

data

shown

below

presents

an

estimation

of
valuation

uncertainty

based

on

reasonably

possible

alternative
values for

Level 3 inputs at

the balance sheet

date and does

not
represent the estimated effect

of stress scenarios.

Typically, these
financial

assets

and

liabilities

are

sensitive

to

a

combination

of
inputs

from

Levels 1–3.

Although

well-defined

interdepend-
encies

may

exist

between

Levels 1–2

and

Level 3

parameters
(e.g.,

between

interest

rates,

which

are

generally

Level 1

or
Level 2,

and

prepayments,

which

are

generally

Level 3),

these
have

not

been

incorporated

in

the

table.

Furthermore,

direct
interrelationships

between

the

Level 3

parameters

are

not

a
significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes

in unobservable input assumptions
30.6.21 31.3.21 31.12.20
USD million
Favorable
changes
Unfavorable
changes
Favorable
changes
Unfavorable
changes
Favorable
changes
Unfavorable
changes
Traded loans, loans designated at fair value, loan commitments and guarantees
22
(13)
26
(21)
29
(28)
Securities financing transactions
69
(68)
71
(51)
40
(52)
Auction rate securities
114
(114)
88
(88)
105
(105)
Asset-backed securities
48
(34)
50
(40)
41
(41)
Equity instruments
150
(120)
127
(99)
129
(96)
Interest rate derivative contracts, net
25
(14)
38
(23)
11
(16)
Credit derivative contracts, net
8
(10)
10
(10)
10
(14)
Foreign exchange derivative contracts, net
15
(9)
17
(11)
20
(15)
Equity / index derivative contracts, net
344
(324)
358
(344)
318
(294)
Other
58
(77)
77
(92)
91
(107)
Total
852
(782)
861
(779)
794
(768)

f) Level 3 instruments: movements during the period
Significant changes in Level 3 instruments
The table on the following pages presents additional information about

material

Level 3

assets

and

liabilities

measured

at

fair
value

on

a

recurring

basis.

Level 3

assets

and

liabilities

may

be
hedged

with

instruments

classified

as

Level 1

or

Level 2

in

the
fair value hierarchy and, as a result, realized and unrealized gains
and

losses

included

in

the

table

may

not

include

the

effect

of
related

hedging

activity.

Furthermore,

the

realized

and
unrealized gains and losses presented in the

table are not limited
solely

to

those

arising

from

Level 3

inputs,

as

valuations

are
generally

derived

from

both

observable

and

unobservable
parameters.
Assets

and

liabilities

transferred

into

or

out

of

Level 3

are
presented as

if those

assets or

liabilities had

been transferred

at
the beginning of the year.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10

Fair value measurement (continued)

Movements of Level 3 instruments
Total gains / losses
included in
comprehensive income
USD billion
Balance

as of

31 December
2019
Net gains /
losses
included in
income
1
of which:
related to
Level 3
instruments
held at the
end of the
reporting
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign
currency
translation
Balance

as of

30 June
2020
Financial assets at fair value held for
trading
1.8
(0.1)
0.0
0.3
(1.0)
1.4
0.0
0.3
0.0
0.0
2.7
of which:
Investment fund units
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
Corporate and municipal bonds
0.5
0.0
0.0
0.2
(0.2)
0.0
0.0
0.2
0.0
0.0
0.8
Loans
0.8
0.0
0.0
0.0
(0.6)
1.4
0.0
0.0
0.0
0.0
1.6
Other
0.4
0.0
0.0
0.0
(0.2)
0.0
0.0
0.1
0.0
0.0
0.3
Derivative financial instruments –
assets
1.3
0.3
0.4
0.0
0.0
0.5
(0.5)
0.0
(0.1)
0.0
1.5
of which:
Interest rate contracts
0.3
0.2
0.2
0.0
0.0
0.0
(0.2)
0.0
0.0
0.0
0.3
Equity / index contracts
0.6
0.0
0.1
0.0
0.0
0.5
(0.2)
0.0
(0.1)
0.0
0.8
Credit derivative contracts
0.4
0.1
0.1
0.0
0.0
0.0
(0.2)
0.0
0.0
0.0
0.4
Other
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
Financial assets at fair value not held
for trading
4.0
(0.1)
(0.1)
0.5
(0.6)
0.0
0.0
0.1
0.0
0.0
3.7
of which:
Loans
1.2
0.0
0.0
0.4
(0.5)
0.0
0.0
0.0
0.0
0.0
1.0
Auction rate securities
1.5
(0.1)
(0.1)
0.0
0.0
0.0
0.0
0.0
0.0
0.0
1.4
Equity instruments
0.5
0.0
0.0
0.1
0.0
0.0
0.0
0.1
0.0
0.0
0.5
Other
0.7
0.0
0.0
0.1
(0.1)
0.0
0.0
0.0
0.0
0.0
0.8
Derivative financial instruments –
liabilities
2.0
1.2
1.1
0.0
0.0
0.5
(0.8)
0.6
(0.3)
0.0
3.3
of which:
Interest rate contracts
0.1
0.7
0.7
0.0
0.0
0.0
(0.3)
0.3
0.0
0.0
0.8
Equity / index contracts
1.3
0.2
0.2
0.0
0.0
0.5
(0.4)
0.0
(0.2)
0.0
1.4
Credit derivative contracts
0.5
0.3
0.3
0.0
0.0
0.1
(0.1)
0.3
(0.1)
0.0
0.9
Other
0.1
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.1
Debt issued designated at fair value
9.6
0.1
0.2
0.0
0.0
2.9
(3.5)
0.4
(1.0)
0.0
8.5
Other financial liabilities designated
at fair value
1.0
0.1
0.1
0.0
0.0
1.5
(0.3)
0.0
0.0
0.0
2.4
1 Net gains / losses

included in comprehensive income

are composed of Net interest

income, Other net

income from financial instruments

measured at fair value

through profit or loss

and Other income.

2 Total
Level 3 assets as of 30 June 2021 were USD
8.1

billion (31 December 2020: USD
8.3

billion).

Total Level 3 liabilities as of 30 June 2021 were USD
18.4

billion (31 December 2020: USD
15.2

billion).

Note 10

Fair value measurement (continued)
.
Total gains / losses
included in
comprehensive income
Balance

as of
31 December
2020
2
Net gains /
losses
included in
income
1
of which:
related to
Level 3
instruments
held at the
end of the
reporting
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance

as of

30 June
2021
2
2.3
0.0
0.0
0.3
(0.8)
0.4
0.0
0.2
(0.2)
0.0
2.1
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.8
0.0
0.0
0.1
(0.1)
0.0
0.0
0.0
(0.1)
0.0
0.8
1.1
0.0
0.0
0.1
(0.5)
0.4
0.0
0.0
(0.2)
0.0
1.0
0.4
(0.1)
(0.1)
0.0
(0.2)
0.0
0.0
0.1
0.0
0.0
0.3
1.8
(0.2)
(0.1)
0.0
0.0
0.5
(0.4)
0.0
(0.1)
0.0
1.5
0.5
(0.1)
(0.1)
0.0
0.0
0.0
(0.1)
0.0
0.0
0.0
0.3
0.9
0.1
0.1
0.0
0.0
0.3
(0.4)
0.0
(0.1)
0.0
0.8
0.3
(0.1)
(0.1)
0.0
0.0
0.1
0.0
0.0
0.0
0.0
0.3
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
3.9
0.1
0.1
0.7
(0.3)
0.0
0.0
0.1
0.0
0.0
4.5
0.9
0.0
0.0
0.4
(0.1)
0.0
0.0
0.0
0.0
0.0
1.1
1.5
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
1.6
0.5
0.1
0.1
0.1
(0.1)
0.0
0.0
0.0
0.0
0.0
0.6
1.0
0.0
0.0
0.2
0.0
0.0
0.0
0.0
0.0
0.0
1.2
3.5
0.2
0.0
0.0
0.0
0.7
(1.2)
0.0
(0.2)
0.0
2.9
0.5
(0.1)
(0.1)
0.0
0.0
0.1
0.0
0.0
0.0
0.0
0.5
2.3
0.4
0.2
0.0
0.0
0.5
(1.1)
0.0
(0.2)
0.0
1.9
0.5
(0.2)
(0.2)
0.0
0.0
0.1
0.0
0.0
0.0
0.0
0.4
0.1
0.1
0.0
0.0
0.0
0.0
(0.1)
0.0
0.0
0.0
0.1
9.6
0.3
0.2
0.0
0.0
6.3
(2.9)
0.1
(0.8)
(0.2)
12.5
2.1
0.0
0.0
0.0
0.0
1.0
(0.2)
0.0
0.0
0.0
2.9

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10

Fair value measurement (continued)
g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
30.6.21 31.3.21 31.12.20
USD billion
Carrying
amount Fair value
Carrying
amount Fair value
Carrying
amount Fair value
Assets
Cash and balances at central banks
160.7
160.7
158.9
158.9
158.2
158.2
Loans and advances to banks
16.4
16.4
18.3
18.3
15.3
15.3
Receivables from securities financing transactions
83.5
83.5
82.4
82.4
74.2
74.2
Cash collateral receivables on derivative instruments
29.8
29.8
35.0
35.0
32.7
32.7
Loans and advances to customers
391.4
391.0
380.1
380.1
381.0
382.3
Other financial assets measured at amortized cost
27.2
27.7
26.8
27.3
27.2
28.0
Liabilities
Amounts due to banks
14.6
14.6
12.6
12.6
11.0
11.1
Payables from securities financing transactions
6.0
6.0
6.7
6.7
6.3
6.3
Cash collateral payables on derivative instruments
32.2
32.2
36.6
36.6
37.3
37.3
Customer deposits
517.5
517.5
508.9
509.0
527.9
528.0
Funding from UBS Group AG

55.9
57.5
57.7
59.2
54.0
55.6
Debt issued measured at amortized cost
84.5
85.4
87.5
88.3
85.4
86.3
Other financial liabilities measured at amortized cost
1
7.0
7.0
6.0
6.0
6.6
6.7

1 Excludes lease liabilities.

The fair

values included in

the table

above have been

calculated
for

disclosure

purposes

only.

The

valuation

techniques

and
assumptions

relate

only

to

UBS’s

financial

instruments

not
otherwise

measured

at

fair

value.

Other

institutions

may

use
different

methods

and

assumptions

for

their

fair

value
estimation,

and

therefore

such

fair

value

disclosures

cannot
necessarily

be

compared

from

one

financial

institution

to
another.

Note 11

Derivative instruments
a) Derivative instruments
As of 30.6.21, USD billion
Derivative
financial
assets
Notional values
related to derivative
financial assets
1
Derivative
financial
liabilities
Notional values
related to derivative
financial liabilities
1
Other
notional
values
2
Derivative financial instruments
Interest rate contracts
38.4
995
32.7
912
9,918
Credit derivative contracts
2.0
54
2.4
54
0
Foreign exchange contracts
49.5
3,074
47.4
2,869
2
Equity / index contracts
29.2
458
36.3
615
90
Commodity contracts
1.9
59
2.1
58
15
Loan commitments measured at FVTPL
0.0
1
0.0
11
Unsettled purchases of non-derivative financial instruments
3
0.3
29
0.3
26
Unsettled sales of non-derivative financial instruments
3
0.3
39
0.4
23
Total derivative financial instruments, based on IFRS netting
4
121.6
4,708
121.7
4,569
10,024
Further netting potential not recognized on the balance

sheet
5
(107.5)
(106.8)
of which: netting of recognized financial liabilities / assets
(86.8)
(86.8)
of which: netting with collateral received / pledged
(20.6)
(20.0)
Total derivative financial instruments, after consideration of further netting potential
14.2
14.9
As of 31.3.21, USD billion
Derivative financial instruments
Interest rate contracts
39.9
991
34.0
901
11,707
Credit derivative contracts
2.3
65
2.5
62
0
Foreign exchange contracts
70.7
3,283
67.6
3,067
2
Equity / index contracts
32.2
468
38.7
599
97
Commodity contracts
2.2
62
2.0
54
12
Loan commitments measured at FVTPL
0.0
1
0.0
9
Unsettled purchases of non-derivative financial instruments
3
0.6
26
0.3
32
Unsettled sales of non-derivative financial instruments
3
0.4
42
0.8
21
Total derivative financial instruments, based on IFRS netting
4
148.3
4,938
146.0
4,745
11,817
Further netting potential not recognized on the balance

sheet
5
(130.1)
(127.5)
of which: netting of recognized financial liabilities / assets
(105.1)
(105.1)
of which: netting with collateral received / pledged
(25.0)
(22.5)
Total derivative financial instruments, after consideration of further netting potential
18.2
18.5
As of 31.12.20, USD billion
Derivative financial instruments
Interest rate contracts
50.9
928
43.9
880
11,292
Credit derivative contracts
2.4
58
2.9
65
0
Foreign exchange contracts
68.7
2,951
70.5
2,820
1
Equity / index contracts
34.8
450
41.2
581
91
Commodity contracts
2.2
58
2.0
50
10
Loan commitments measured at FVTPL
0.0
10
Unsettled purchases of non-derivative financial instruments
3
0.3
18
0.2
10
Unsettled sales of non-derivative financial instruments
3
0.2
17
0.3
13
Total derivative financial instruments, based on IFRS netting
4
159.6
4,480
161.1
4,430
11,394
Further netting potential not recognized on the balance

sheet
5
(144.4)
(141.2)
of which: netting of recognized financial liabilities / assets
(117.2)
(117.2)
of which: netting with collateral received / pledged
(27.2)
(23.9)
Total derivative financial instruments, after consideration of further netting potential
15.2
19.9
1 In cases where derivative

financial instruments are presented

on a net basis

on the balance sheet,

the respective notional values

of the netted derivative

financial instruments are still

presented on a gross

basis.
Notional amounts of exchange-traded agency transactions and OTC

-cleared transactions entered into on behalf of clients are

not disclosed, as they have a significantly different risk profile.

2 Other notional values
relate to derivatives

that are cleared

through either a

central counterparty

or an exchange.

The fair

value of these

derivatives is

presented on the

balance sheet net

of the corresponding

cash margin under

Cash
collateral receivables

on derivative

instruments and

Cash collateral

payables on

derivative instruments

and was

not material

for all

periods presented.

3 Changes

in the

fair value

of purchased

and sold

non-
derivative financial instruments between

trade date and settlement

date are recognized as

derivative financial instruments.

4 Financial assets and

liabilities are presented net

on the balance sheet

if UBS AG has
the unconditional and

legally enforceable right

to offset the

recognized amounts,

both in the

normal course of

business and in

the event of

default, bankruptcy or

insolvency of UBS

AG or its

counterparties, and
intends either to settle on

a net basis or

to realize the asset

and settle the liability

simultaneously.

5 Reflects the netting potential

in accordance with enforceable

master netting and similar

arrangements where
not all criteria

for a net

presentation on the

balance sheet have

been met.

Refer to “Note

22 Offsetting financial

assets and financial

liabilities” in the

“Consolidated financial statements”

section of

the Annual
Report 2020 for more information.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 11

Derivative instruments (continued)
b) Cash collateral on derivative instruments

USD billion
Receivables
30.6.21
Payables
30.6.21
Receivables
31.3.21
Payables
31.3.21
Receivables
31.12.20
Payables
31.12.20
Cash collateral on derivative instruments, based on IFRS netting
1
29.8
32.2
35.0
36.6
32.7
37.3
Further netting potential not recognized on the balance

sheet
2
(18.3)
(16.9)
(21.1)
(20.7)
(21.1)
(21.6)
of which: netting of recognized financial liabilities / assets
(15.9)
(14.4)
(18.2)
(18.3)
(19.6)
(19.6)
of which: netting with collateral received / pledged
(2.4)
(2.5)
(2.9)
(2.3)
(1.5)
(2.1)
Cash collateral on derivative instruments, after consideration of further netting potential
11.5
15.3
14.0
15.9
11.6
15.7
1 Financial assets and liabilities

are presented net on the

balance sheet if UBS AG

has the unconditional and legally

enforceable right to offset the

recognized amounts, both in

the normal course of business

and in
the event of default, bankruptcy or insolvency of UBS AG

or its counterparties, and intends either to

settle on a net basis or to realize the asset

and settle the liability simultaneously.

2 Reflects the netting potential
in accordance with enforceable

master netting and similar

arrangements where not all

criteria for a net

presentation on the balance

sheet have been met.

Refer to “Note 22 Offsetting

financial assets and

financial
liabilities” in the “Consolidated financial statements” section of the Annual Report 2020 for more information.

Note 12

Other assets and liabilities

a) Other financial assets measured at amortized cost
USD million 30.6.21 31.3.21 31.12.20
Debt securities
18,484
18,533
18,801
of which: government bills / bonds

9,531
9,664
9,789
Loans to financial advisors
2,415
2,473
2,569
Fee-

and commission-related receivables
1,980
2,069
2,014
Finance lease receivables
1,363
1,344
1,447
Settlement and clearing accounts

1,225
564
614
Accrued interest income
532
522
592
Other
1,202
1,333
1,182
Total other financial assets measured at amortized cost
27,201
26,837
27,219

b) Other non-financial assets
USD million 30.6.21 31.3.21 31.12.20
Precious metals and other physical commodities

5,470
5,709
6,264
Bail deposit
1
1,382
1,364
1,418
Prepaid expenses
746
743
731
VAT and other tax receivables
395
317
392
Properties and other non-current assets held for sale
68
248
246
Other

542
372
323
Total other non-financial assets
8,603
8,755
9,374
1 Refer to item 1 in Note 16b for more information.

Note 12

Other assets and liabilities (continued)

c) Other financial liabilities measured at amortized cost
USD million 30.6.21 31.3.21 31.12.20
Other accrued expenses
1,549
1,544
1,508
Accrued interest expenses
1,050
946
1,382
Settlement and clearing accounts
2,151
1,268
1,181
Lease liabilities
3,634
3,667
3,821
Other
2,288
2,200
2,530
Total other financial liabilities measured at amortized cost
10,671
9,624
10,421

d) Other financial liabilities designated at fair value
USD million 30.6.21 31.3.21 31.12.20
Financial liabilities related to unit-linked investment contracts
22,217
21,357
20,975
Securities financing transactions
6,184
5,651
7,317
Over-the-counter debt instruments
2,142
1,787
2,060
Funding from UBS Group AG
2,266
1,907
1,375
Other
99
68
46
Total other financial liabilities designated at fair value
32,908
30,769
31,773
of which: life-to-date own credit (gain) / loss
115
208
148

e) Other non-financial liabilities
USD million 30.6.21 31.3.21 31.12.20
Compensation-related liabilities
3,771
2,969
4,776
of which: financial advisor compensation plans
1,313
1,200
1,497
of which: other compensation plans
1,287
704
2,034
of which: net defined benefit liability
652
642
711
of which: other compensation-related liabilities
1
518
422
534
Deferred tax liabilities
382
321
558
Current tax liabilities
1,186
1,058
943
VAT and other tax payables
540
504
470
Deferred income
246
209
212
Other
116
111
61
Total other non-financial liabilities

6,241
5,171
7,018
1 Includes liabilities for payroll taxes and untaken vacation.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 13

Debt issued designated at fair value

USD million 30.6.21 31.3.21 31.12.20
Issued debt instruments
Equity-linked
1
49,157
44,615
41,069
Rates-linked
16,397
12,668
11,038
Credit-linked
1,826
1,804
1,933
Fixed-rate
2,883
3,343
3,604
Commodity-linked
1,961
1,564
1,497
Other
575
640
726
Total debt issued designated at fair value
72,799
64,635
59,868
of which: issued by UBS AG with original maturity greater than one year
2
51,830
47,348
46,427
of which: life-to-date own credit (gain) / loss
164
193
233
1 Includes investment fund unit-linked instruments issued.

2 Issued by the legal entity UBS AG. Based on original

contractual maturity without considering any early redemption features.

As of 30 June 2021, more
than
99
% of the balance was unsecured (31 March 2021:
100
%; 31 December 2020:
100
%).

Note 14

Debt issued measured at amortized cost
USD million 30.6.21 31.3.21 31.12.20
Certificates of deposit
12,193
14,723
15,680
Commercial paper
25,304
26,591
25,472
Other short-term debt
5,219
6,080
5,515
Short-term debt
1
42,716
47,394
46,666
Senior unsecured debt
26,130
23,330
18,483
of which: issued by UBS AG with original maturity greater than one year
2
26,109
23,309
18,464
Covered bonds
1,449
2,606
2,796
Subordinated debt
5,232
5,253
7,744
of which: low-trigger loss-absorbing tier 2 capital

instruments
4,686
4,709
7,201
of which: non-Basel III-compliant tier 2 capital instruments
547
544
543
Debt issued through the Swiss central mortgage institutions
8,963
8,911
9,660
Other long-term debt
0
2
3
Long-term debt
3
41,775
40,101
38,685
Total debt issued measured at amortized cost
4
84,491
87,495
85,351
1 Debt with

an original

contractual

maturity

of less

than one

year.

2 Issued

by the

legal

entity

UBS AG.

Based

on original

contractual

maturity

without considering

any early

redemption features.

As of
30 June 2021,
100
% of the balance was

unsecured (31 March 2021:
100
%; 31 December 2020:
100
%).

3 Debt with an original contractual

maturity greater than or equal to

one year. The

classification of debt
issued into short-term and long-term does not consider any early redemption features.

4 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

Note 15

Interest rate benchmark reform
Background
A

market-wide

reform

of

major

interest

rate

benchmarks

is
being undertaken globally,

with the Financial

Conduct Authority
(the

FCA)

announcing

in

March

2021

that

the

publication

of
London

Interbank Offered

Rates (LIBORs)

will

cease for

all

non-
US dollar

LIBORs, as

well as

for one-week

and two-month

USD
LIBOR,

after

31 December

2021.

Publication

of

the

remaining
USD LIBOR tenors will cease immediately after 30 June 2023.
The

majority

of

UBS
  AG ’s
Interbank

Offered

Rate
  ( IBOR )
exposure

is
  to
CHF

LIBOR
and
USD

LIBOR.
  The alternative
reference

rate

(ARR)

for

CHF

LIBOR

is

the

Swiss

Average

Rate
Overnight

(SARON).
  Th e ARR
for

USD

LIBOR

is

the

Secured
Overnight

Financing

Rate

(SOFR);

in

addition,
there

are
recommended

ARRs

for

GBP

LIBOR,

JPY

LIBOR

and EUR

LIBOR.
For certain products

in the US,

UBS AG is

considering the use

of
credit-sensitive rates as an alternative to SOFR.
As

of

30 June

2021,

transition

uncertainty

with

respect

to
significant interest

rate benchmarks

remains, with

the exception
of the
Euro

Interbank

Offered

Rate
( Euribor ).
The

reform

of

Euribor

is

now

complete

and

consisted

of

a

change

in

the
underlying calculation method.

The transition

to ARRs includes

a number

of active

steps that
will

also

benefit

from

the

support

of

associated

regulatory
activities. There may be some contracts, known as “tough legacy contracts,”

that

cannot

be

practically

transitioned

or

amended
from

IBORs

to

ARRs
.
The

FCA

continues

to

consult
  market
participants

about

requiring

the

ICE

Benchmark

Administration
to

continue

publishing

certain

LIBOR

settings

(i.e.,

one-,

three-
and

six-month

settings

for

the GBP,

JPY

and

USD

LIBORs)

on

a
“synthetic”

basis, which are not representative

of the underlying
financial

markets,
  for
a

certain

duration
after 3 1   December
2021.

However, these

synthetic LIBORs

will

not be

available for
use

in

new

contracts,

given

that

they

are

non-representative,
and   are   instead
intended

to

help

reduce

disruption
where
resolution

has

not

been

agreed
for

certain

tough

legacy
contracts.

Furthermore,

in

February

2021,

the

EU

Benchmarks
Regulation

was

amended

to

enable

the

European

Commission
to designate a statutory replacement rate for tough legacy LIBOR contracts

that

are

governed

by

the

laws

of

EU

Member

States
and remain

outstanding after

LIBOR cessation.

On 6 April

2021,
New York State LIBOR

legislation was enacted with

the intention
of

minimizing

legal

uncertainty

and

adverse

economic

effects
associated with

USD LIBOR

transition for

tough legacy

contracts
governed by
New

York

law.

For

USD

LIBOR

contracts

not
governed

by

New

York

law,

a
bill
has

been

introduced

in
Congress with similar objectives.
In

October

2020,

the

International

Swaps

and

Derivatives
Association

(ISDA)

released

the

IBOR

Fallbacks

Supplement

and
IBOR Fallbacks

Protocol, amending

ISDA standard

definitions for
interest-rate

derivatives

to

incorporate

fallbacks

for

derivatives
linked

to

certain

IBORs.

The

changes

came

into

effect

on
25 January 2021 and, from that date, all

newly cleared and non-
cleared derivatives between adhering

parties that reference ISDA
standard
definitions

now

include

these

fallbacks.

UBS
  AG
adhered to the protocol in November 2020.
UBS

AG is

focused

on

transitioning existing

contracts

via

bi-
lateral

and

multi
-
lateral

agreements,
leveraging

industry
solutions (e.g.,

the use of

fallback provisions) and

through third-
party actions

(clearing houses, agents,

etc.). Furthermore,

in line
with regulatory guidance UBS AG has implemented a framework
to limit entry into new contracts referencing IBORs.
Governance over the transition to alternative benchmark rates
UBS AG has established a global cross-divisional, cross-functional governance structure

and change

program

to address

the scale
and

complexity

of

the

transition.

This

global

program

is
sponsored

by the

Group

CFO and

led by

senior

representatives
from

the

business

divisions

and

UBS

AG’s

control

and

support
functions.

The

program

includes

governance

and

execution
structures

within

each

business

division,

together

with

cross-
divisional

teams

from

each

control

and

support

function.
Progress is overseen centrally

via a monthly operating committee
and a

monthly steering

committee, as

well as

quarterly updates
to the joint Audit and Risk committees.
Risks
A

core

part

of

UBS

AG’s

change

program

is

the

identification,
management

and

monitoring

of

the

risks

associated

with

IBOR
reform and transition. These

risks include,

but are not limited

to,
the following:
–

economic

risks

to

UBS

AG

and

its

clients,

through

the
repricing of

existing contracts,

reduced transparency

and /

or
liquidity

of

pricing

information,

market

uncertainty

or
disruption;
–

accounting

risks, where

the transition

affects the

accounting
treatment,

including

hedge

accounting

and

consequential
income statement volatility;
–

valuation risks arising from the variation between benchmarks that will cease

and ARRs, affecting

the risk profile of

financial
instruments;
–

operational

risks

arising

from

changes

to

UBS

AG’s

front-to-
back

processes

and

systems

to

accommodate

the

transition,
as

well

as

the

revision

of

operational

controls

related

to

the
reform;

and
–

legal

and

conduct

risks

relating

to

UBS

AG’s

engagement
with

clients

and

market

counterparties

around

new
benchmark

products

and

amendments

required

for

existing
contracts referencing benchmarks that will cease.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15

Interest rate benchmark reform (continued)
In

some

cases,

contracts may

contain

provisions intended

to
provide a fallback interest

rate in the event of a brief unavailability
of the relevant

IBOR. These provisions

may not be effective

or may
produce arbitrary results

in the event of a permanent cessation of
the

relevant

IBOR.

While

efforts

to

transition

outstanding
transactions from IBORs to ARRs have

made substantial progress,
including through industry-wide

protocols,

such as the ISDA IBOR
Fallbacks Supplement and

IBOR Fallbacks

Protocol, there

are

still
substantial volumes

of

transactions that

require

modification to
effectively

transition

to ARRs.
UBS

AG

remains

confident

that

it

has

the

transparency,
oversight

and

operational

preparedness

to

progress

with

the
IBOR

transition

consistent

with

market

timelines.

UBS

AG

does
not

expect

changes

to

its

risk

management

approach

and
strategy as a result of interest rate benchmark reform.
Progress made during 2020 and the first half of 2021
Approaches

to

transition

vary

by

product

type.

During

2020,
UBS AG

transitioned

most

of

its

CHF

LIBOR-linked

deposits

to
SARON

and

launched

SARON-based

mortgages

and

corporate
loans

based

on

all

major

ARRs

in

the

Swiss

market,

as

well

as
SOFR-based

mortgages

in

the

US

market.

By

the

end

of

the
second quarter of 2021, UBS AG had successfully transitioned its
GBP

LIBOR-

and

EUR

LIBOR-based

private

and

commercial

real
estate mortgages in
the

UK

and

Monaco

to
the Sterling
Overnight

Index

Average
  ( SONIA )
and

Euribor
,   respectively.
UBS AG

has

detailed

plans

in

place

to

deliver

the

required
changes

for

all

other

IBOR

exposures,

predominantly

during
2021.
Financial instruments yet to transition to alternative benchmarks
The

amounts

included

in

the

table

below

relate

to

financial
instrument

contracts

across

UBS

AG’s

business

divisions

where
UBS AG has material exposures subject

to IBOR reform that have
not yet transitioned to ARRs, and that:
–

contractually

reference

an

interest

rate

benchmark

that

will
transition to an alternative benchmark; and
–

have

a

contractual

maturity

date

(including

open-ended
contracts) after the agreed cessation dates.

Contracts

where
penalty

terms
reference

IBORs
,
or

where
exposure to

an IBOR

is not

the primary

purpose of

the contract,
have

not

been

included,

as

these

contracts

do

not

have

a
material impact

on the

transition process.

In addition,

contracts
that have been

changed to incorporate

ARR-based interest rates
before the

relevant cessation

date have

been excluded

from the
table below,

because UBS AG expects

no further transition work
to implement the reform.
In

line

with

information

provided

to

management

and
external

parties

monitoring

UBS

AG’s

transition

progress,

the
table   below
includes

the

following

financial
metrics   for
instruments subject to interest rate benchmark reform:
–

gross

carrying

value

/

exposure

for

non-derivative

financial
instruments;

and

–

total trade count for derivative financial instruments.

The

exposure
s   included
in

the

table

below

represent

t
he
maximum

IBOR

exposure,

with

the

actual

IBOR

exposure

being
dependent

upon

client

preferences

and

investment

decisions.
Overall,

the

effort

required

to

transition

is

affected

by

multiple
factors, including

whether negotiations

need to

take place

with
multiple

stakeholders

(as

is

the

case

for

syndicated

loans

or
certain

listed

securities),

market

readiness

–

such

as

liquidity

in
ARR

equivalent

products

–

and

a

client’s

technical

readiness

to
handle ARR market conventions.
As significant IBOR exposures

transition to ARRs during

2021,
the values and trade count disclosed are expected to decrease.

30.6.21
LIBOR benchmark rates
1
Measure CHF USD GBP EUR
2
JPY XCCY
Carrying value of non-derivative financial instruments
Total non-derivative financial assets

USD million
31,423
77,502
1,829
6,587
3,070
3,796
3
Total non-derivative financial liabilities

USD million
2,029
9,834
566
1,919
1,060
0
Trade count of derivative financial instruments
Total derivative financial instruments Trade count
9,519
42,566
12,513
9,626
4,247
5,948
4
Off-balance sheet exposures
Total irrevocable loan commitments USD million
1
4,433
0
0
0
15,767
5
31.3.21
LIBOR benchmark rates
1
Measure CHF USD GBP EUR
2
JPY XCCY
Carrying value of non-derivative financial instruments
Total non-derivative financial assets

USD million
36,046
72,185
5,399
8,253
3,060
4,469
3
Total non-derivative financial liabilities

USD million
2,612
13,142
1,429
2,252
1,460
0
Trade count of derivative financial instruments
Total derivative financial instruments Trade count
9,749
40,080
13,006
9,613
3,961
5,206
4
Off-balance sheet exposures
Total irrevocable loan commitments USD million
106
4,656
167
0
0
15,188
5
1 Contracts have been disclosed without

regard to early termination rights.

Instead, it is assumed that such

contracts will transition away

from IBORs without such rights being

exercised.

2 Includes primarily EUR
LIBOR positions.

3 Includes loans related to revolving multi-currency credit lines.

4 Includes cross-currency swaps where either leg or both legs are indexed to an IBOR.

5 Includes loan commitments that can be
drawn in different currencies at the client‘s discretion.

Note 15

Interest rate benchmark reform (continued)
Non-derivative instruments
UBS   AG
’s

significant

non
-
derivative

IBOR

exposures

primaril
y
relate

to

brokerage

receivable

and

payable

balances,

corporate
and private   loans ,
and

mortgages
,
linked

to

CHF

and

USD
LIBORs.
In

March

2021,

following

the FCA

announcement

regarding
the

cessation

timelines

for

IBORs,

UBS

AG

started

a

centralized
communication

initiative

for

private

mortgages

linked

to

CHF
LIBOR, with

the objective

of transitioning

these exposures

either
through the activation of existing fallbacks

or the amendment of
contractual terms,

where such fallbacks

do not exist.

During the
second

quarter

of

2021,

mortgages

that

were

linked

to

CHF
LIBOR

have

been

reduced

by

approximately

USD
2

billion

and
the

remaining

USD
3

billion

of

mortgages

linked

to

GBP

LIBOR
as

of

31

March

2021
have successfully   transitioned .   US
mortgages

linked

to

USD

LIBOR

are

planned

to

transition

to
SOFR from 2022–2023.

US securities-based lending increased

by
approximately USD
4

billion in the

second quarter of

2021, with
agreements expected
to

switch

to
  an
alternative

benchmark

from the fourth quarter of 2021.
UBS

AG

is

also

proactively

discussing

transition

mechanisms
with

many

of

its

brokerage

and

corporate

clients

in

order

to
transition
their

exposures

throughout

2021

from

CHF

LIBOR,
EUR LIBOR

and GBP

LIBOR. During

the second

quarter of

2021,
the gross
carrying

amount

of
  IBOR - indexed   non - derivative
financial

assets

and

liabilities

related

to

brokerage

accounts,
predominantly

linked

to

GBP

and

USD

LIBOR,

was

reduced

by
approximately USD
8

billion in aggregate as a result of successful
transitions.
For

certain

non-derivative

financial

assets

and

financial
liabilities,

in

particular

bonds

issued

by

third

parties,

UBS

AG

is
dependent

on

the

participation

and

engagement

of

others

in
effecting

the

transition

from

IBORs.

UBS
AG
is

actively
monitoring such exposures and is in discussions with clients.
As presented

in the

table on

the previous

page, UBS

AG had
approximately USD
16

billion (31 March 2021, USD
15

billion) of
irrevocable commitments

as of 30 June

2021 that

can be drawn
down

in

different

currencies

with

IBOR-based

interest

rates,
primarily

USD

LIBOR
and

Euribor,
  and   that
expire

after

the
relevant benchmark
cessation

dates
.

Related

drawn
- down
amounts

under

these

commitments
were USD
4
  billion
(31 March 2021, USD
4

billion).
In addition, UBS   AG   ha d   approximately USD
10
  billion
(31 March

2021,

USD
16

billion)

of

committed

revocable

credit
lines

outstanding

that allow

clients to

draw down

a number

of
IBOR-linked

products.

UBS

AG

is

in

discussions

with

impacted
clients, with plans

in place to

have all contracts

amended by the
relevant cessation dates.
Derivative instruments

UBS

AG

holds

derivatives

for

trading

and

hedging

purposes,
including those

designated in

hedge accounting

relationships. A
significant

number

of

interest

rate

and

cross-currency

swaps
have

floating

legs

that

reference

various

benchmarks

that

will
cease.
The

majority

of

derivatives

are

transacted

with

clearing
houses
where

UBS
  AG
is

dependent

upon

i
ndustry - wide
compression

activities

to

reduce

exposure

and

clearing

house
actions to convert any

remaining derivatives nearer the

cessation
dates. London Clearing House (LCH), which is

the clearing house
for

a

significant

number

of

UBS
  AG
’s

IRS

derivatives
,

has
confirmed

that

a

standardized

transition

will

be

undertaken

in
December

2021

to

transition

IBOR-based

derivatives

to
respective ARRs. UBS

AG expects derivative

volumes to fluctuate
in line with business activity

until such clearing house actions are
taken.
For

derivatives

not

transacted

with

clearing

houses,

as
previously

noted,

UBS

AG

adhered

to

the

ISDA

IBOR

Fallback
Protocol in

November 2020,

although its

preferred approach,

in
line

with

regulatory

expectations,

is

to

actively

switch

to

ARRs
before

the

relevant

cessation

dates

or

to

bilaterally

compress
where feasible. UBS

AG has begun

a series of

outreach activities
to understand counterparties’

intentions regarding whether

they
seek to adhere to the protocol or will actively switch.
In

order

to

minimize

the

operational

risk

of

converting

high
volumes

of

transactions

at

the

time

of

cessation,

UBS

AG

is
making progress with its
preparations

to

convert

derivative
instruments in bulk to ARR equivalents.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 16

Provisions and contingent liabilities
a) Provisions
The table below presents an overview of total provisions.
USD million 30.6.21 31.3.21 31.12.20
Provisions other than provisions for expected credit losses
2,583
2,448
2,534
Provisions for expected credit losses
209
245
257
Total provisions
2,792
2,693
2,791

The following table presents additional information for provisions other than provisions for expected credit losses.
USD million
Litigation,
regulatory and
similar matters
1
Restructuring
2
Other
3
Total
Balance as of 31 December 2020
2,135
67
332
2,534
Balance as of 31 March 2021
2,072
58
318
2,448
Increase in provisions recognized in the income statement
87
114
31
233
Release of provisions recognized in the income statement
(24)
(5)
(4)
(33)
Provisions used in conformity with designated purpose
(27)
(20)
(31)
(78)
Capitalized reinstatement costs
0
0
(1)
(1)
Reclassifications
0
1
(1)
0
Foreign currency translation / unwind of discount
11
(1)
4
13
Balance as of 30 June 2021
2,119
148
317
2,583
1 Comprises provisions for

losses resulting from

legal, liability and

compliance risks.

2 Includes personnel-related restructuring

provisions of USD
104

million as of

30 June 2021 (31 March

2021: USD
9

million;
31 December 2020: USD
13

million) and provisions for onerous contracts of

USD
40

million as of 30 June 2021 (31 March 2021: USD
44

million; 31 December 2020: USD
49

million).

3 Mainly includes provisions
related to real estate, employee benefits and operational risks.

Restructuring
provisions

primarily

relate

to
  personnel - related
provisions and onerous contracts. Personnel-related restructuring provisions
are

used

within

a

short

time

period

but

potential
changes in amount may be

triggered when natural staff

attrition
reduces the

number of

people affected

by a

restructuring event
and

therefore

the

estimated

costs.

Onerous

contracts

for
property

are

recognized

when UBS

AG is

committed

to pay

for
non-lease

components,

such

as

utilities,

service

charges,

taxes
and

maintenance,

when

a

property

is

vacated

or

not

fully
recovered from sub-tenants.

Information

about

provisions

and

contingent

liabilities

in
respect of

litigation, regulatory

and similar

matters, as

a class, is
included in Note

16b. There are

no material contingent liabilities
associated with the other classes of provisions.

b) Litigation, regulatory and similar matters
UBS operates in a legal and

regulatory environment that exposes
it

to

significant

litigation

and

similar

risks

arising

from

disputes
and regulatory proceedings. As a result, UBS (which for purposes of

this

Note

may

refer

to

UBS

AG

and/or

one

or

more

of

its
subsidiaries,

as

applicable)

is

involved

in

various

disputes

and
legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.
Such matters are subject to many uncertainties, and the
outcome and the timing of resolution are often difficult to
predict, particularly in the earlier stages of a case. There are also situations where UBS may enter into a settlement agreement.
This may occur in order to avoid the expense, management
distraction or reputational implications of continuing to contest liability, even for those matters for which UBS believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

UBS

makes

provisions

for

such
matters brought against

it when, in

the opinion of

management
after seeking legal

advice, it is more

likely than not that

UBS has
a

present

legal

or

constructive

obligation

as

a

result

of

past
events,

it

is

probable

that

an

outflow

of

resources

will

be
required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims

that

have

not

yet

been

asserted

against

UBS,

but

are
nevertheless

expected

to

be,

based

on

UBS’s

experience

with
similar

asserted

claims.

If

any

of

those

conditions

is

not

met,
such matters

result in

contingent liabilities.

If the

amount of

an
obligation

cannot

be

reliably

estimated,

a

liability

exists

that

is
not

recognized

even

if

an

outflow

of

resources

is

probable.
Accordingly,

no

provision

is

established

even

if

the

potential
outflow

of

resources

with

respect

to

such

matters

could

be
significant.

Developments

relating

to

a

matter

that

occur

after
the

relevant

reporting

period,

but

prior

to

the

issuance

of
financial

statements, which

affect management’s

assessment of
the

provision

for

such

matter

(because,

for

example,

the
developments provide

evidence of

conditions that

existed at

the
end

of

the

reporting

period),

are

adjusting

events

after

the
reporting

period

under

IAS

10

and

must

be

recognized

in

the
financial statements for the reporting period.

Note 16

Provisions and contingent liabilities (continued)
Specific litigation,

regulatory and

other matters

are described
below, including

all such

matters that management

considers to
be

material

and

others

that

management

believes

to

be

of
significance

due

to

potential

financial,

reputational

and

other
effects.
The

amount

of

damages

claimed,

the

size

of

a
transaction or other

information is provided

where available and
appropriate in order to

assist users in considering

the magnitude
of potential exposures.
In the case of certain matters below, we state that we have
established a provision, and for the other matters, we make no such statement. When we make this statement and we expect
disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable
outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such
disclosure. With respect to the matters for which we do not
state whether we have established a provision, either: (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect
disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that
UBS believes an outflow of resources to be probable and reliably estimable.
With

respect

to

certain

litigation,

regulatory

and

similar
matters for which we have established

provisions, we are able to
estimate

the

expected

timing

of

outflows.

However,

the
aggregate

amount

of

the

expected

outflows

for

those

matters
for which

we are

able to

estimate expected

timing is

immaterial
relative

to

our

current

and

expected

levels

of

liquidity

over

the
relevant time periods.
The

aggregate

amount

provisioned

for

litigation,

regulatory
and

similar

matters

as

a

class

is

disclosed

in

the

“Provisions”
table

in

Note

16a

above.
It is not practicable to provide an
aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require UBS to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been
quantified by the claimants. Although UBS therefore cannot
provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, UBS believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.
Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the
non-prosecution agreement UBS entered into with the US
Department of Justice (DOJ), Criminal Division, Fraud Section in
connection with submissions of benchmark interest rates,
including, among others, the British Bankers’ Association
London Interbank Offered Rate (LIBOR), was terminated by the
DOJ based on its determination that UBS had committed a US
crime in relation to foreign exchange matters. As a consequence,
UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and was subject to probation,
which ended in January 2020.
A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory
authorizations, and may permit financial market utilities to limit, suspend or terminate UBS’s participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or
termination of licenses, authorizations or participations, could have material consequences for UBS.
The

risk

of

loss

associated

with

litigation,

regulatory

and
similar

matters is

a

component

of

operational

risk

for

purposes
of determining capital requirements.

Information concerning our
capital

requirements

and

the

calculation

of

operational

risk

for
this purpose is included in

the “Capital management” section of
the UBS Group second quarter 2021 report.

Provisions for litigation, regulatory and similar matters

by business division and in Group Functions
1
USD million
Global Wealth
Manage-
ment
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Group
Functions Total
Balance as of 31 December 2020
861
115
0
227
932
2,135
Balance as of 31 March 2021
810
109
1
217
935
2,072
Increase in provisions recognized in the income statement
20
0
0
66
1
87
Release of provisions recognized in the income statement
(11)
(11)
0
(2)
0
(24)
Provisions used in conformity with designated purpose
(27)
0
0
0
0
(27)
Foreign currency translation / unwind of discount
8
2
0
1
0
11
Balance as of 30 June 2021
800
100
1
282
936
2,119
1 Provisions, if any,

for matters described in this Note

are recorded in Global Wealth

Management (item 3 and item 4)

and Group Functions (item 2).

Provisions, if any,

for the matters described in items

1 and 6 of
this Note are allocated

between Global Wealth

Management and Personal

& Corporate Banking,

and provisions, if

any, for the

matters described in

this Note in item

5 are allocated between

the Investment Bank
and Group Functions.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 16

Provisions and contingent liabilities (continued)
1. Inquiries regarding cross-border wealth management
businesses

Tax

and

regulatory

authorities

in

a

number

of

countries

have
made

inquiries,

served

requests

for

information

or

examined
employees located

in their

respective jurisdictions

relating to

the
cross-border

wealth management

services provided

by UBS

and
other financial institutions.

It is possible

that the implementation
of

automatic

tax

information

exchange

and

other

measures
relating to

cross-border provision

of financial

services could

give
rise to further inquiries in

the future. UBS has

received disclosure
orders

from

the

Swiss

Federal

Tax

Administration

(FTA)

to
transfer

information

based

on

requests

for

international
administrative assistance

in tax

matters. The

requests

concern a
number

of

UBS

account

numbers

pertaining

to

current

and
former clients and

are based on

data from

2006 and 2008.

UBS
has

taken

steps

to

inform

affected

clients

about

the
administrative

assistance

proceedings

and

their

procedural
rights, including

the right

to appeal.

The requests

are

based on
data

received

from

the

German

authorities,

who

seized

certain
data

related

to

UBS

clients

booked

in

Switzerland

during

their
investigations

and

have

apparently

shared

this

data

with

other
European

countries.

UBS

expects

additional

countries

to

file
similar requests.
Since

2013,

UBS

(France)

S.A.,

UBS

AG

and

certain

former
employees

have

been

under

investigation

in

France

for

alleged
complicity

in

unlawful

solicitation

of

clients

on

French

territory,
regarding

the laundering

of proceeds

of tax

fraud, and

banking
and financial solicitation

by unauthorized persons.

In connection
with this

investigation, the investigating

judges ordered

UBS AG
to

provide

bail

(“
caution
”)

of

EUR
1.1

billion

and

UBS

(France)
S.A.

to

post

bail

of

EUR
40

million,

which

was

reduced

on
appeal to EUR
10

million.
A trial in the court

of first instance took place

from 8 October
2018 until

15 November

2018. On

20 February 2019,

the court
announced

a

verdict

finding

UBS

AG

guilty

of

unlawful
solicitation

of

clients
on

French

territory

and

aggravated
laundering

of

the proceeds

of

tax

fraud,

and

UBS

(France) S.A.
guilty of aiding and abetting unlawful solicitation and laundering the proceeds

of tax

fraud. The

court imposed

fines aggregating
EUR
3.7

billion on

UBS AG

and UBS

(France) S.A.

and awarded
EUR
800

million

of

civil

damages

to

the

French

state.

UBS

has
appealed

the

decision.

Under

French

law,

the

judgment

is
suspended while

the appeal is

pending. The trial

in the Court

of
Appeal took place between 8-24

March 2021. At the conclusion
of

the

trial,

the

prosecutor

asserted

that

the

maximum

penalty
was EUR
2.2

billion and

requested the

court to

award a

penalty
of at least EUR
2

billion. The French state asked for civil damages
of

EUR
1

billion.

The

judgment

on

the

merits

of

the

case

is
currently

set

for

27

September

2021.

A

subsequent

appeal

to
the

Cour

de

Cassation,

France’s

highest

court,

is

possible

with
respect to questions of law.

UBS

believes

that

based

on

both

the

law

and

the

facts

the
judgment of

the court

of first

instance should

be reversed.

UBS
believes it followed its obligations under Swiss and French law as well

as

the

European

Savings

Tax

Directive.

Even

assuming
liability,

which

it

contests,

UBS

believes

the

penalties

and
damage

amounts

awarded

greatly

exceed

the

amounts

that
could be

supported by

the law

and the

facts. In

particular, UBS
believes

the

court

incorrectly

based

the

penalty

on

the

total
regularized

assets

rather

than

on

any

unpaid

taxes

on

those
assets

for

which

a

fraud

has

been

characterized

and

further
incorrectly

awarded

damages

based

on

costs

that

were

not
proven

by

the

civil

party.

Notwithstanding

that

UBS

believes

it
should

be

acquitted,

our

balance

sheet

at

30 June

2021
reflected provisions

with respect

to this

matter in

an amount

of
EUR
450

million

(USD
534

million

at

30 June

2021).

The

wide
range

of

possible

outcomes

in

this

case

contributes

to

a

high
degree of

estimation uncertainty.

The provision

reflected on

our
balance

sheet

at

30 June

2021

reflects

our

best

estimate

of
possible financial

implications, although

it is

reasonably possible
that

actual

penalties

and

civil

damages

could

exceed

the
provision amount.
In 2016,

UBS was

notified by

the Belgian

investigating judge
that

it

is

under

formal

investigation

(“
inculpé
”)

regarding

the
laundering

of

proceeds

of

tax

fraud,

of

banking

and

financial
solicitation by unauthorized persons, and of serious tax fraud.

Our balance

sheet at

30 June 2021

reflected

provisions

with
respect

to

matters

described

in

this

item

1

in

an

amount

that
UBS believes

to be

appropriate under

the applicable

accounting
standard.

As

in

the

case

of

other

matters

for

which

we

have
established provisions, the

future outflow of resources

in respect
of

such

matters

cannot

be

determined

with

certainty

based

on
currently

available

information

and

accordingly

may

ultimately
prove

to

be

substantially

greater

(or

may

be

less)

than

the
provision that we have recognized.

Note 16

Provisions and contingent liabilities (continued)
2. Claims related to sales of residential mortgage-backed
securities and mortgages
From 2002 through

2007, prior to

the crisis in

the US residential
loan market, UBS was

a substantial issuer and

underwriter of US
residential

mortgage-backed

securities

(RMBS)

and

was

a
purchaser and seller of US residential mortgages.

In November

2018,

the

DOJ

filed

a

civil

complaint

in

the
District Court for the Eastern District of New York. The complaint seeks

unspecified

civil

monetary

penalties

under

the

Financial
Institutions

Reform,

Recovery

and

Enforcement

Act

of

1989
related

to

UBS’s

issuance,

underwriting

and

sale

of

40

RMBS
transactions

in

2006

and

2007.

UBS

moved

to

dismiss

the

civil
complaint

on

6 February

2019.

On

10 December

2019,

the
district court denied UBS’s motion to dismiss.

Our balance

sheet at 30 June

2021 reflected

a provision

with
respect

to

matters

described

in

this

item

2

in

an

amount

that
UBS believes

to be

appropriate under

the applicable

accounting
standard.

As

in

the

case

of

other

matters

for

which

we

have
established provisions, the future

outflow of resources

in respect
of

this

matter

cannot

be

determined

with

certainty

based

on
currently

available

information

and

accordingly

may

ultimately
prove

to

be

substantially

greater

(or

may

be

less)

than

the
provision that we have recognized.
3. Madoff
In

relation

to

the

Bernard

L.

Madoff

Investment

Securities

LLC
(BMIS) investment

fraud, UBS

AG, UBS

(Luxembourg) S.A.

(now
UBS

Europe

SE,

Luxembourg

branch)

and

certain

other

UBS
subsidiaries

have

been

subject

to

inquiries

by

a

number

of
regulators,

including

the

Swiss

Financial

Market

Supervisory
Authority

(FINMA)

and

the

Luxembourg

Commission

de
Surveillance du

Secteur Financier. Those

inquiries concerned

two
third-party

funds

established

under

Luxembourg

law,
substantially

all

assets

of

which

were

with

BMIS,

as

well

as
certain

funds

established

in

offshore

jurisdictions

with

either
direct

or

indirect

exposure

to

BMIS.

These

funds

faced

severe
losses,

and

the

Luxembourg

funds

are

in

liquidation.

The
documentation establishing

both funds

identifies UBS

entities in
various

roles,

including

custodian,

administrator,

manager,
distributor

and

promoter,

and

indicates

that

UBS

employees
serve as board members.
In

2009

and

2010,

the

liquidators

of

the

two

Luxembourg
funds

filed

claims

against

UBS

entities,

non-UBS

entities

and
certain individuals, including current

and former UBS employees,
seeking

amounts

totaling

approximately

EUR
2.1

billion,

which
includes

amounts

that

the

funds

may

be

held

liable

to

pay

the
trustee for the liquidation of BMIS (BMIS Trustee).
A

large

number

of

alleged

beneficiaries

have

filed

claims
against UBS

entities (and

non-UBS entities)

for purported

losses
relating

to

the

Madoff

fraud.

The

majority

of

these

cases

have
been

filed

in

Luxembourg,

where

decisions

that

the

claims

in
eight

test

cases

were

inadmissible

have

been

affirmed

by

the
Luxembourg

Court

of

Appeal,

and

the

Luxembourg

Supreme
Court has dismissed a further appeal in one of the test cases.
In the

US, the

BMIS Trustee

filed claims

against UBS

entities,
among others, in relation to the two Luxembourg funds and

one
of

the

offshore

funds.

The

total

amount

claimed

against

all
defendants

in

these

actions

was

not

less

than

USD
2

billion.

In
2014, the US Supreme

Court rejected the BMIS

Trustee’s motion
for

leave

to

appeal

decisions

dismissing

all

claims

except

those
for

the recovery

of

approximately USD
125

million of

payments
alleged to

be fraudulent

conveyances and

preference payments.
In 2016, the bankruptcy court dismissed

these claims against the
UBS

entities.

In

February

2019,

the

Court

of

Appeals

reversed
the dismissal of

the BMIS Trustee’s remaining

claims, and the US
Supreme Court subsequently denied a

petition seeking review of
the Court

of Appeals’

decision. The

case has

been remanded

to
the Bankruptcy Court for further proceedings.
4. Puerto Rico
Declines

since

2013

in

the

market

prices

of

Puerto

Rico
municipal

bonds and

of

closed-end

funds (funds)

that are

sole-
managed

and

co-managed

by

UBS

Trust

Company

of

Puerto
Rico

and

distributed

by

UBS

Financial

Services

Incorporated

of
Puerto

Rico

(UBS PR)

led to

multiple

regulatory inquiries,

which
in

2014

and

2015,

led

to

settlements

with

the

Office

of

the
Commissioner of Financial Institutions for the Commonwealth of
Puerto

Rico,

the

US

Securities

and

Exchange

Commission

(SEC)
and the Financial Industry Regulatory Authority.

Since

then UBS

clients in

Puerto Rico

who own

the funds

or
Puerto Rico municipal bonds and/or

who used their UBS account
assets

as

collateral

for

UBS

non-purpose

loans

filed

customer
complaints

and

arbitration

demands.

Allegations

include

fraud,
misrepresentation and unsuitability of the funds and

of the loans
seeking

aggregate

damages

of

USD
3.4

billion,

of

which
USD
2.9

billion

have

been

resolved

through

settlements,
arbitration or withdrawal of claims.
A

shareholder

derivative

action

was

filed

in

2014

against
various UBS

entities and

current and

certain former

directors of
the funds, alleging hundreds

of millions of US

dollars in losses in
the funds. In 2015, defendants’ motion to dismiss was denied.

In 2011,

a purported

derivative action

was filed

on behalf

of
the

Employee

Retirement

System

of

the

Commonwealth

of
Puerto Rico

(System) against

over 40

defendants, including

UBS
PR,

which

was

named

in

connection

with

its

underwriting

and
consulting

services.

Plaintiffs

alleged

that

defendants

violated
their

purported

fiduciary

duties

and

contractual

obligations

in
connection

with the

issuance and

underwriting

of USD
3

billion
of

bonds

by

the

System

in

2008

and

sought

damages

of

over
USD
800

million.

In

2016,

the

court

granted

the

System’s
request to join the action as a plaintiff. In 2017, the court denied defendants’ motion to

dismiss the complaint.

In 2020, the

court
denied plaintiffs’ motion for summary judgment.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 16

Provisions and contingent liabilities (continued)
Beginning

in

2015,

certain

agencies

and

public

corporations
of

the

Commonwealth

of

Puerto
Rico

(Commonwealth)
defaulted on

certain interest

payments on

Puerto Rico

bonds. In
2016,

US

federal

legislation

created

an

oversight

board

with
power

to

oversee

Puerto

Rico’s

finances

and

to

restructure

its
debt. The

oversight board has

imposed a stay

on the exercise

of
certain

creditors’

rights.

In

2017,

the

oversight

board

placed
certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge.

In

May

2019,

the

oversight

board

filed

complaints in

Puerto
Rico federal

district court

bringing claims

against financial,

legal
and

accounting

firms

that

had

participated

in

Puerto

Rico
municipal

bond

offerings,

including

UBS,

seeking

a

return

of
underwriting

and

swap

fees

paid

in

connection

with

those
offerings. UBS

estimates that

it received

approximately USD
125
million in fees in the relevant offerings.
In August

2019, and

February and

November 2020,

four US
insurance companies that insured issues of Puerto Rico municipal bonds

sued

UBS

and

several

other

underwriters

of

Puerto

Rico
municipal bonds

in three

separate cases.

The actions

collectively
seek

recovery

of

an

aggregate

of

USD
955

million

in

damages
from

the

defendants.

The

plaintiffs

in

these

cases

claim

that
defendants

failed

to

reasonably investigate

financial

statements
in the offering materials for the insured Puerto Rico bonds issued between 2002 and 2007, which plaintiffs argue they relied

upon
in

agreeing

to

insure

the

bonds

notwithstanding

that

they

had
no contractual

relationship with

the underwriters.

In June

2021
the

court

in

the

first

of

the

three

cases

denied

defendants’
motion

to

dismiss;

defendants are

seeking

leave

to

appeal

that
decision.

In

July

2021,

the

court

in

another

of

these

cases
granted

defendants’

motion

to

dismiss.

A

motion

to

dismiss

is
pending in the remaining case.
Our balance

sheet at

30 June 2021

reflected

provisions

with
respect to

matters described

in this

item 4

in amounts

that UBS
believes

to

be

appropriate

under

the

applicable

accounting
standard.

As

in

the

case

of

other

matters

for

which

we

have
established provisions, the future

outflow of resources

in respect
of

such

matters

cannot

be

determined

with

certainty

based

on
currently

available

information

and

accordingly

may

ultimately
prove

to

be

substantially

greater

(or

may

be

less)

than

the
provisions that we have recognized.
5. Foreign exchange, LIBOR and benchmark rates, and other
trading practices
Foreign exchange-related regulatory matters:

Beginning in 2013,
numerous

authorities

commenced

investigations

concerning
possible manipulation of foreign

exchange markets and precious
metals

prices.

As

a

result

of

these

investigations,

UBS

entered
into resolutions

with the

UK Financial

Conduct Authority

(FCA),
the US

Commodity Futures

Trading

Commission (CFTC), FINMA,
the

Board

of

Governors of

the

Federal

Reserve

System

(Federal
Reserve Board) and the

Connecticut Department of Banking, the
DOJ’s Criminal

Division and

the European

Commission. UBS

has
ongoing

obligations

under

the

Cease

and

Desist

Order

of

the
Federal Reserve

Board and

the Office

of the

Comptroller of

the
Currency

(as

successor

to

the

Connecticut

Department

of
Banking),

and

to

cooperate

with

relevant

authorities

and

to
undertake

certain

remediation

measures.

UBS

has

also

been
granted

conditional

immunity

by

the

Antitrust

Division

of

the
DOJ and

by authorities

in other

jurisdictions in

connection with
potential competition law violations relating

to foreign exchange
and precious metals businesses.

Investigations relating to foreign
exchange

matters

by

certain

authorities

remain

ongoing
notwithstanding these resolutions.
Foreign exchange-related

civil litigation:

Putative class

actions
have

been

filed

since

2013

in

US

federal

courts

and

in

other
jurisdictions against

UBS and

other banks

on behalf

of putative
classes of persons

who engaged in

foreign currency transactions
with

any

of

the

defendant

banks.

UBS

has

resolved

US

federal
court class

actions relating

to foreign

currency transactions

with
the

defendant

banks

and

persons

who

transacted

in

foreign
exchange futures

contracts and options

on such futures

under a
settlement agreement that provides for UBS

to pay an aggregate
of

USD
141

million

and

provide

cooperation

to

the

settlement
classes.

Certain

class

members

have

excluded

themselves

from
that

settlement

and

have

filed

individual

actions

in

US

and
English

courts

against

UBS

and

other

banks,

alleging

violations
of US and European competition laws and unjust enrichment.
In

2015,

a

putative

class

action

was

filed

in

federal

court
against

UBS

and

numerous

other

banks

on

behalf

of

persons
and

businesses

in

the

US

who

directly

purchased

foreign
currency

from

the

defendants

and

alleged

co-conspirators

for
their own end use. In

March 2017, the court

granted UBS’s (and
the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018,

the
court

denied

the

defendants’

motions

to

dismiss

the

amended
complaint.
LIBOR

and

other

benchmark-related

regulatory

matters:

Numerous

government

agencies,

including

the

SEC,

the

CFTC,
the

DOJ,

the

FCA,

the

UK

Serious

Fraud

Office,

the

Monetary
Authority

of

Singapore,

the

Hong

Kong

Monetary

Authority,
FINMA, various state attorneys general

in the US and competition
authorities in

various jurisdictions, have

conducted investigations
regarding potential improper attempts by UBS,

among others, to
manipulate

LIBOR

and

other

benchmark

rates

at

certain

times.
UBS

reached

settlements

or

otherwise

concluded

investigations
relating

to

benchmark

interest

rates

with

the

investigating
authorities. UBS

has

ongoing obligations

to

cooperate with

the
authorities

with

whom

we

have

reached

resolutions

and

to
undertake

certain

remediation

measures

with

respect

to
benchmark

interest

rate

submissions.

UBS

has

been

granted
conditional leniency

or

conditional immunity

from

authorities in
certain

jurisdictions, including

the

Antitrust

Division

of

the

DOJ
and

the

Swiss

Competition Commission

(WEKO),

in

connection
with

potential antitrust

or

competition law

violations related

to
certain

rates.

However,

UBS

has

not

reached

a

final

settlement
with

WEKO,

as

the

Secretariat of

WEKO

has

asserted

that

UBS
does not qualify for

full immunity.

Note 16

Provisions and contingent liabilities (continued)
LIBOR and

other benchmark-related

civil litigation:

A number
of

putative

class

actions

and

other

actions

are

pending

in

the
federal

courts

in

New

York

against

UBS

and

numerous

other
banks on behalf of parties who transacted in certain interest rate
benchmark-based

derivatives.

Also

pending

in

the

US

and

in
other jurisdictions are

a number of

other actions asserting

losses
related

to

various

products

whose

interest

rates

were

linked

to
LIBOR

and

other

benchmarks,

including

adjustable

rate
mortgages,

preferred

and

debt

securities,

bonds

pledged

as
collateral,
loans,

depository

accounts,

investments

and

other
interest-bearing

instruments.

The

complaints

allege
manipulation,

through

various

means,

of

certain

benchmark
interest

rates,

including

USD LIBOR,

Euroyen

TIBOR,

Yen

LIBOR,
EURIBOR,

CHF LIBOR,

GBP

LIBOR,

SGD

SIBOR

and

SOR

and
Australian BBSW,

and seek

unspecified compensatory

and other
damages under varying legal theories.
USD LIBOR class and individual actions

in the US:
In 2013 and
2015,

the

district

court

in

the

USD LIBOR

actions

dismissed,

in
whole

or

in

part,

certain

plaintiffs’

antitrust

claims,

federal
racketeering

claims, CEA

claims, and

state common

law claims.
Although

the

Second

Circuit

vacated

the

district

court’s
judgment

dismissing

antitrust

claims,

the

district

court

again
dismissed antitrust

claims against UBS

in 2016.

Certain plaintiffs
have appealed that

decision to the

Second Circuit. Separately,

in
2018,

the

Second

Circuit

reversed

in

part

the

district

court’s
2015 decision

dismissing certain

individual plaintiffs’

claims and
certain

of

these

actions

are

now

proceeding.

UBS

entered

into
an

agreement

in

2016

with

representatives

of

a

class

of
bondholders

to

settle

their

USD LIBOR

class

action.

The
agreement has received final court

approval. In 2018, the district
court

denied

plaintiffs’

motions

for

class

certification

in

the
USD class actions

for claims

pending against

UBS, and

plaintiffs
sought permission to appeal

that ruling to the

Second Circuit. In
July

2018,

the

Second

Circuit

denied

the

petition

to

appeal

of
the

class

of

USD lenders

and

in

November

2018

denied

the
petition

of

the

USD exchange

class.

In

December

2019,

UBS
entered

into

an

agreement

with

representatives

of

the

class

of
USD lenders

to

settle

their

USD LIBOR

class

action.

The
agreement has

received final

court approval.

In January

2019, a
putative

class

action

was

filed

in

the

District

Court

for

the
Southern District

of New

York against

UBS and

numerous other
banks

on

behalf

of

US

residents

who,

since

1 February

2014,
directly

transacted

with

a

defendant

bank

in

USD LIBOR
instruments.

The

complaint

asserts

antitrust

claims.

The
defendants moved to

dismiss the complaint

in August 2019.

On
26 March 2020 the

court granted defendants’ motion to

dismiss
the

complaint

in

its

entirety.

Plaintiffs

have

appealed

the
dismissal.

In

August

2020,

an

individual

action

was

filed

in

the
Northern District

of California

against UBS

and numerous

other
banks

alleging that

the defendants

conspired to

fix the

interest
rate

used

as

the

basis

for

loans

to

consumers

by

jointly

setting
the

USD LIBOR

rate

and

monopolized

the

market

for

LIBOR-
based consumer loans and credit cards.

Other benchmark

class actions

in the

US:
In 2014,

2015 and
2017, the

court in

one of

the Euroyen

TIBOR lawsuits

dismissed
certain

of

the

plaintiffs’

claims,

including

plaintiffs’

federal
antitrust

and

racketeering

claims.

In

August

2020,

the

court
granted defendants’

motion for

judgment on

the pleadings

and
dismissed the lone remaining claim in the action as impermissibly extraterritorial.

Plaintiffs

have

appealed.

In

2017,

the

court
dismissed

the

other

Yen

LIBOR

/

Euroyen

TIBOR

action

in

its
entirety

on

standing

grounds.

In

April

2020,

the

appeals

court
reversed

the

dismissal

and

in

August

2020

plaintiffs

in

that
action

filed

an

amended

complaint.

Defendants

moved

to
dismiss

the

amended

complaint

in

October

2020.

In

2017,

the
court dismissed

the CHF LIBOR

action on

standing grounds

and
failure

to

state

a

claim.

Plaintiffs

filed

an

amended

complaint
following

the

dismissal,

and

the

court

granted

a

renewed
motion

to

dismiss in

September 2019.

Plaintiffs have

appealed.
Also

in

2017,

the

court

in

the

EURIBOR

lawsuit

dismissed

the
case as

to UBS

and certain

other foreign

defendants for

lack of
personal

jurisdiction.

Plaintiffs have

appealed.

In October

2018,
the

court

in

the

SIBOR

/

SOR

action

dismissed

all

but

one

of
plaintiffs’

claims

against

UBS.

Plaintiffs

filed

an

amended
complaint

following

the

dismissal,

and

the

court

granted

a
renewed

motion

to

dismiss

in

July

2019.

Plaintiffs

appealed.

In
March

2021,

the

Second

Circuit

reversed

the

dismissal.

In
November

2018,

the

court

in

the

BBSW

lawsuit

dismissed

the
case as

to UBS

and certain

other foreign

defendants for

lack of
personal

jurisdiction.

Following

that

dismissal,

plaintiffs

filed

an
amended

complaint

in

April

2019,

which

UBS

and

other
defendants named in

the amended complaint

moved to dismiss.
In February

2020, the

court in

the BBSW

action granted

in part
and denied in

part defendants’ motions

to dismiss the

amended
complaint.

In

August

2020,

UBS

and

other

BBSW

defendants
joined
a

motion

for

judgment

on

the

pleadings.

The

court
dismissed

the GBP

LIBOR action

in August

2019. Plaintiffs

have
appealed.

Government bonds:

Putative class actions

have been filed since
2015 in US federal courts against UBS and other banks on behalf of persons who

participated in markets for US

Treasury securities
since 2007. A consolidated complaint was filed

in 2017 in the US
District Court for the

Southern District of New

York alleging that
the banks colluded with

respect to, and manipulated

prices of, US
Treasury securities

sold

at

auction

and

in

the

secondary market
and

asserting

claims

under

the

antitrust

laws

and

for

unjust
enrichment.

Defendants’

motions

to

dismiss

the

consolidated
complaint

was

granted

on

31

March

2021.

Plaintiffs

filed

an
amended complaint, which defendants moved to

dismiss in June
2021. Similar

class actions

have been

filed concerning European
government

bonds and other

government

bonds.
In

May

2021,

the

European

Commission

issued

a

decision
finding that

UBS

and

six other

banks breached

European Union
antitrust

rules

in

2007-2011

relating

to

European

government
bonds. The European

Commission

fined UBS EUR
172

million. UBS
is appealing

the amount

of the fine.
With

respect

to

additional

matters

and

jurisdictions

not
encompassed

by

the

settlements

and

orders

referred

to

above,
our

balance

sheet

at

30 June

2021

reflected

a

provision

in

an
amount that UBS believes to be appropriate under the applicable accounting

standard. As

in the

case of

other matters

for which
we have

established provisions,

the future

outflow of

resources
in respect

of such

matters cannot

be determined

with certainty
based

on

currently

available

information

and

accordingly

may
ultimately prove to

be substantially greater

(or may be

less) than
the provision that we have recognized.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 16

Provisions and contingent liabilities (continued)
6. Swiss retrocessions
The

Federal

Supreme

Court

of

Switzerland

ruled

in

2012,

in

a
test

case

against

UBS,

that

distribution

fees

paid

to

a

firm

for
distributing

third-party

and

intra-group

investment

funds

and
structured products must be

disclosed and surrendered to clients
who have

entered into

a discretionary

mandate agreement

with
the firm,

absent a

valid waiver. FINMA

issued a

supervisory note
to

all

Swiss

banks

in

response

to

the

Supreme

Court

decision.
UBS

has

met

the

FINMA

requirements

and

has

notified

all
potentially affected clients.
The

Supreme Court

decision has

resulted, and

may continue
to result,

in a

number of

client requests

for UBS

to disclose

and
potentially

surrender

retrocessions.

Client

requests

are

assessed
on a case-by-case basis. Considerations taken into account when assessing these cases

include, among other

things, the existence
of

a

discretionary

mandate

and

whether

or

not

the

client
documentation

contained

a

valid

waiver

with

respect

to
distribution fees.
Our balance

sheet at 30

June 2021 reflected

a provision

with
respect

to

matters

described

in

this

item

6

in

an

amount

that
UBS believes

to be

appropriate under

the applicable

accounting
standard.

The

ultimate

exposure

will

depend

on

client

requests
and

the

resolution

thereof,

factors

that

are

difficult

to

predict
and assess.

Hence, as in

the case of

other matters for

which we
have

established

provisions,

the

future

outflow

of

resources

in
respect

of

such

matters

cannot

be

determined

with

certainty
based

on

currently

available

information

and

accordingly

may
ultimately prove to

be substantially greater

(or may be

less) than
the provision that we have recognized.

Note 17

Currency translation rates
The following table shows the rates of

the main currencies used to translate

the financial information of UBS AG’s operations with

a
functional currency other than the US dollar into US dollars.

Closing exchange rate Average rate
1
As of For the quarter ended Year-to-date
30.6.21 31.3.21 31.12.20 30.6.20 30.6.21 31.3.21 30.6.20 30.6.21 30.6.20
1 CHF
1.08
1.06
1.13
1.06
1.10
1.09
1.04
1.09
1.04
1 EUR
1.19
1.17
1.22
1.12
1.20
1.20
1.11
1.20
1.11
1 GBP
1.38
1.38
1.37
1.24
1.39
1.38
1.24
1.39
1.26
100 JPY
0.90
0.90
0.97
0.93
0.91
0.93
0.93
0.92
0.93
1 Monthly income statement items of operations

with a functional currency other than

the US dollar are translated into

US dollars using month-end rates.

Disclosed average rates for a

quarter represent an average
of three month-end

rates, weighted

according to the

income and expense

volumes of all

operations of

UBS AG with

the same functional

currency for each

month. Weighted

average rates

for individual

business
divisions may deviate from the weighted average rates for UBS AG.

Note 18

Supplemental guarantor information required under SEC regulations
Joint liability of UBS Switzerland AG
In

2015,

the

Personal

&

Corporate

Banking

and

Wealth
Management businesses booked in Switzerland

were transferred
from

UBS AG

to UBS

Switzerland AG

through an

asset transfer
in

accordance

with

the

Swiss

Merger

Act.

Under

the

terms

of
the asset transfer agreement, UBS

Switzerland AG assumed joint
liability

for

contractual

obligations

of

UBS

AG

existing

on

the
asset

transfer

date,
including

the

full

and

unconditional
guarantee of certain registered debt securities issued by UBS AG.
To

reflect this joint liability,

UBS Switzerland AG is presented in a
separate column as a subsidiary co-guarantor.

The

joint

liability

of

UBS

Switzerland

AG

for

contractual
obligations

of

UBS

AG decreased

by USD
2.5

billion

in

the

first
half

of

2021

to

USD
7.6

billion

as

of

30 June

2021,

mainly
related to derivative financial instruments.

Supplemental guarantor consolidated

income statement
USD million
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) For the six months ended 30 June 2021
Operating income
Interest income from financial instruments measured at

amortized cost and
fair value through other comprehensive income
1,521
1,812
1,228
(356)
4,205
Interest expense from financial instruments measured at

amortized cost
(1,441)
(276)
(517)
515
(1,719)
Net interest income from financial instruments measured

at fair value through
profit or loss
619
114
110
(133)
710
Net interest income
699
1,650
820
26
3,196
Other net income from financial instruments measured

at fair value through
profit or loss
1,757
417
720
(109)
2,785
Credit loss (expense) / release
47
80
3
(23)
108
Fee and commission income
2,064
2,571
7,996
(387)
12,244
Fee and commission expense
(412)
(239)
(690)
380
(962)
Net fee and commission income
1,652
2,331
7,306
(7)
11,282
Other income
3,231
118
519
(3,333)
535
Total operating income
7,387
4,596
9,367
(3,445)
17,906
Operating expenses
Personnel expenses
1,915
1,116
5,125
1
8,158
General and administrative expenses
1,722
1,710
2,152
(1,373)
4,211
Depreciation and impairment of property, equipment and software
453
141
351
(58)
887
Amortization and impairment of goodwill and intangible

assets
4
0
13
0
17
Total operating expenses
4,095
2,967
7,641
(1,429)
13,274
Operating profit / (loss) before tax
3,293
1,629
1,726
(2,016)
4,632
Tax expense / (benefit)
222
299
493
(13)
1,001
Net profit / (loss)
3,070
1,331
1,233
(2,003)
3,631
Net profit / (loss) attributable to non-controlling interests
0
0
9
0
9
Net profit / (loss) attributable to shareholders
3,070
1,331
1,224
(2,003)
3,623
1 Amounts presented for UBS AG standalone and

UBS Switzerland AG standalone represent IFRS standalone

information. Refer to the UBS AG standalone

and UBS Switzerland AG standalone financial statements,
available under “Complementary

financial information” at ubs.com/investors,

for information prepared

in accordance with Swiss

GAAP.

2 The ”Other

subsidiaries“ column includes consolidated

information for
the UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups,

as well as standalone information for other subsidiaries.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 18

Supplemental guarantor information required under SEC regulations (continued)
Supplemental guarantor consolidated

statement of comprehensive income
USD million
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) For the six months ended 30 June 2021
Comprehensive income attributable to shareholders
Net profit / (loss)
3,070
1,331
1,224
(2,003)
3,623
Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation, net of tax
(38)
(641)
(287)
515
(452)
Financial assets measured at fair value through other comprehensive income, net of tax
0
0
(88)
0
(88)
Cash flow hedges, net of tax
(662)
(159)
(110)
(5)
(937)
Cost of hedging, net of tax
(23)
(23)
Total other comprehensive income that may be reclassified to the income statement, net of tax
(723)
(801)
(485)
509
(1,500)
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans, net of tax
41
(123)
50
0
(31)
Own credit on financial liabilities designated at fair value, net of tax
89
89
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
131
(123)
50
0
58
Total other comprehensive income
(592)
(924)
(435)
509
(1,442)
Total comprehensive income attributable to shareholders
2,478
407
790
(1,494)
2,181
Total comprehensive income attributable to non-controlling interests
10
10
Total comprehensive income
2,478
407
800
(1,494)
2,192
1 Amounts presented for UBS AG

standalone and UBS Switzerland AG

standalone represent IFRS standalone information.

Refer to the UBS AG

standalone and UBS Switzerland AG standalone

financial statements,
available under “Complementary

financial information” at

ubs.com/investors, for

information prepared in

accordance with Swiss

GAAP.

2 The ”Other

subsidiaries“ column includes

consolidated information for
the UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups,

as well as standalone information for other subsidiaries.

Note 18

Supplemental guarantor information required under SEC regulations (continued)
Supplemental guarantor consolidated

balance sheet
USD million
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) As of 30 June 2021
Assets
Cash and balances at central banks
42,807
88,250
29,616
160,672
Loans and advances to banks
38,654
6,427
20,083
(48,788)
16,376
Receivables from securities financing transactions
60,265
8,701
50,113
(35,584)
83,494
Cash collateral receivables on derivative instruments
30,817
886
12,064
(13,980)
29,787
Loans and advances to customers
105,202
225,329
85,489
(24,613)
391,406
Other financial assets measured at amortized cost
8,767
7,428
12,979
(1,974)
27,201
Total financial assets measured at amortized cost
286,512
337,020
210,343
(124,938)
708,937
Financial assets at fair value held for trading
107,827
56
17,728
(2,983)
122,628
of which: assets pledged as collateral that may be
sold or repledged by counterparties
52,493
0
6,835
(14,995)
44,333
Derivative financial instruments
117,032
5,172
36,950
(37,532)
121,622
Brokerage receivables
14,497
8,516
(3)
23,010
Financial assets at fair value not held for trading
39,698
7,741
35,237
(17,724)
64,952
Total financial assets measured at fair value through profit or loss
279,053
12,970
98,431
(58,242)
332,211
Financial assets measured at fair value

through other comprehensive income
135
7,641
7,775
Investments in subsidiaries and associates
53,492
37
54
(52,384)
1,198
Property, equipment and software
6,703
1,378
3,963
(312)
11,732
Goodwill and intangible assets
214
6,211
28
6,452
Deferred tax assets
835
8,116
8,951
Other non-financial assets
5,813
1,935
858
(3)
8,603
Total assets
632,757
353,339
335,616
(235,852)
1,085,861
Liabilities
Amounts due to banks

33,193
32,461
47,086
(98,126)
14,615
Payables from securities financing transactions
17,503
849
23,265
(35,645)
5,972
Cash collateral payables on derivative instruments
31,481
536
14,095
(13,919)
32,193
Customer deposits
99,713
286,370
119,737
11,642
517,462
Funding from UBS Group AG

55,907
55,907
Debt issued measured at amortized cost
75,543
8,976
1
(29)
84,491
Other financial liabilities measured at amortized cost
4,915
3,019
5,012
(2,274)
10,671
Total financial liabilities measured at amortized cost
318,256
332,211
209,195
(138,351)
721,311
Financial liabilities at fair value held for trading
28,822
482
6,850
(2,806)
33,348
Derivative financial instruments
117,636
4,460
37,131
(37,539)
121,688
Brokerage payables designated at fair value
26,521
12,613
(5)
39,129
Debt issued designated at fair value
72,034
860
(95)
72,799
Other financial liabilities designated at fair value
11,054
26,164
(4,311)
32,908
Total financial liabilities measured at fair value through profit or loss
256,068
4,942
83,618
(44,756)
299,871
Provisions
1,337
289
1,170
(3)
2,792
Other non-financial liabilities
1,858
1,076
3,370
(63)
6,241
Total liabilities
577,518
338,517
297,354
(183,174)
1,030,216
Equity attributable to shareholders
55,239
14,822
37,978
(52,678)
55,361
Equity attributable to non-controlling interests
284
284
Total equity
55,239
14,822
38,262
(52,678)
55,645
Total liabilities and equity
632,757
353,339
335,616
(235,852)
1,085,861
1 Amounts presented for UBS AG

standalone and UBS Switzerland AG

standalone represent IFRS standalone information.

Refer to the UBS AG

standalone and UBS Switzerland AG

standalone financial statements,
available under “Complementary

financial information” at

ubs.com/investors, for

information prepared in

accordance with Swiss

GAAP.

2 The ”Other

subsidiaries“ column includes

consolidated information for
the UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups,

as well as standalone information for other subsidiaries.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 18

Supplemental guarantor information required under SEC regulations (continued)
Supplemental guarantor consolidated statement

of cash flows
USD million
UBS AG
1
UBS
Switzerland AG
1
Other

subsidiaries
1
UBS AG
(consolidated) For the six months ended 30 June 2021
Net cash flow from / (used in) operating activities
(3,264)
1,407
445
(1,413)
Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets
0
(1)
0
(1)
Disposal of subsidiaries, associates and intangible assets
2
16
0
421
437
Purchase of property, equipment and software
(313)
(134)
(310)
(757)
Disposal of property, equipment and software
264
0
1
264
Purchase of financial assets measured at fair value through other comprehensive income
(11)
0
(1,939)
(1,950)
Disposal and redemption of financial assets measured at

fair value through other comprehensive income
11
0
2,313
2,324
Net (purchase) / redemption of debt securities measured

at amortized cost
273
293
(449)
116
Net cash flow from / (used in) investing activities
239
158
36
434
Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)
(3,863)
(14)
0
(3,877)
Distributions paid on UBS shares
(4,539)
0
0
(4,539)
Repayment of lease liabilities
(143)
0
(130)
(274)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
3
63,422
289
134
63,845
Repayment of debt designated at fair value and long-term debt measured at amortized cost
3
(44,428)
(570)
(246)
(45,244)
Net changes in non-controlling interests

0
0
(4)
(4)
Net activity related to group internal capital transactions and dividends
2,224
(537)
(1,687)
0
Net cash flow from / (used in) financing activities
12,673
(833)
(1,932)
9,908
Total cash flow
Cash and cash equivalents at the beginning of the year
39,400
93,342
40,689
173,430
Net cash flow from / (used in) operating, investing and financing activities
9,648
732
(1,451)
8,929
Effects of exchange rate differences on cash and cash equivalents
(945)
(3,926)
(518)
(5,389)
Cash and cash equivalents at the end of the period
4
48,103
90,148
38,721
176,971
of which: cash and balances at central banks
42,676
88,250
29,616
160,541
of which: loans and advances to banks
4,655
1,610
8,735
15,001
of which: money market paper
772
288
369
1,428
1 Cash flows generally represent

a third-party view from a UBS

AG consolidated perspective,

except for Net activity related

to group internal capital transactions

and dividends.

2 Includes cash proceeds from

the
sale of UBS’s minority investment in Clearstream Fund

Centre and dividends received from associates.

3 Includes funding from UBS Group AG to UBS AG.

4 Comprises balances with an original maturity of three
months or less. USD
3,432

million of cash and cash equivalents were restricted.

Note 18

Supplemental guarantor information required under SEC regulations (continued)
Supplemental guarantor consolidated

income statement
USD million
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) For the six months ended 30 June 2020
Operating income
Interest income from financial instruments measured at

amortized cost and
fair value through other comprehensive income
1,813
1,821
1,439
(481)
4,591
Interest expense from financial instruments measured at

amortized cost
(2,152)
(258)
(759)
651
(2,519)
Net interest income from financial instruments measured

at fair value through
profit or loss
507
83
175
(149)
616
Net interest income
169
1,645
854
20
2,689
Other net income from financial instruments measured

at fair value through
profit or loss
2,570
435
386
329
3,719
Credit loss (expense) / release
(239)
(218)
(83)
0
(540)
Fee and commission income
1,855
2,293
6,581
(518)
10,211
Fee and commission expense
(307)
(454)
(623)
509
(875)
Net fee and commission income
1,548
1,839
5,958
(8)
9,336
Other income
2,207
135
831
(2,857)
317
Total operating income
6,255
3,836
7,947
(2,517)
15,521
Operating expenses
Personnel expenses
1,713
1,027
4,651
0
7,391
General and administrative expenses
1,619
1,568
1,983
(1,210)
3,960
Depreciation and impairment of property, equipment and software
430
122
320
(57)
814
Amortization and impairment of goodwill and intangible

assets
2
0
30
0
32
Total operating expenses
3,764
2,716
6,983
(1,267)
12,197
Operating profit / (loss) before tax
2,490
1,120
964
(1,250)
3,324
Tax expense / (benefit)
138
215
266
83
703
Net profit / (loss)
2,352
904
698
(1,333)
2,621
Net profit / (loss) attributable to non-controlling interests
0
0
6
0
6
Net profit / (loss) attributable to shareholders
2,352
904
691
(1,333)
2,615
1 Amounts presented for UBS AG

standalone and UBS Switzerland AG

standalone represent IFRS standalone information.

Refer to the UBS AG

standalone and UBS Switzerland AG standalone

financial statements,
available under “Complementary

financial information” at

ubs.com/investors, for

information prepared in

accordance with Swiss

GAAP.

2 The ”Other

subsidiaries“ column includes

consolidated information for
the UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups,

as well as standalone information for other subsidiaries.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 18

Supplemental guarantor information required under SEC regulations (continued)
Supplemental guarantor consolidated

statement of comprehensive income
USD million
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) For the six months ended 30 June 2020
Comprehensive income attributable to shareholders
Net profit / (loss)
2,352
904
691
(1,333)
2,615
Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation, net of tax
7
278
(111)
(72)
103
Financial assets measured at fair value through other comprehensive income, net of tax
0
0
149
0
149
Cash flow hedges, net of tax
1,348
84
176
(8)
1,600
Cost of hedging, net of tax
9
0
(13)
0
(4)
Total other comprehensive income that may be reclassified to the income statement, net of tax
1,364
362
201
(80)
1,847
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans, net of tax
(131)
(97)
(42)
0
(270)
Own credit on financial liabilities designated at fair value, net of tax
62
62
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
(69)
(97)
(42)
0
(208)
Total other comprehensive income
1,295
265
160
(80)
1,639
Total comprehensive income attributable to shareholders
3,647
1,169
851
(1,413)
4,254
Total comprehensive income attributable to non-controlling interests
3
3
Total comprehensive income
3,647
1,169
854
(1,413)
4,256
1 Amounts presented for UBS AG

standalone and UBS Switzerland AG

standalone represent IFRS standalone information.

Refer to the UBS AG standalone

and UBS Switzerland AG standalone

financial statements,
available under “Complementary

financial information” at

ubs.com/investors, for

information prepared

in accordance with

Swiss GAAP.

2 The ”Other

subsidiaries“ column includes

consolidated information for
the UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups,

as well as standalone information for other subsidiaries.

Note 18

Supplemental guarantor information required under SEC regulations (continued)
Supplemental guarantor consolidated

balance sheet
USD million
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) As of 31 December 2020
Assets
Cash and balances at central banks
34,426
91,638
32,167
158,231
Loans and advances to banks
40,171
6,385
19,465
(50,678)
15,344
Receivables from securities financing transactions
56,568
4,026
43,350
(29,735)
74,210
Cash collateral receivables on derivative instruments
32,771
1,543
10,093
(11,671)
32,737
Loans and advances to customers
99,952
228,279
73,513
(20,767)
380,977
Other financial assets measured at amortized cost
8,411
8,084
13,368
(2,644)
27,219
Total financial assets measured at amortized cost
272,299
339,956
191,957
(115,495)
688,717
Financial assets at fair value held for trading
110,812
55
16,260
(1,634)
125,492
of which: assets pledged as collateral that

may be sold or repledged by counterparties
54,468
1
6,247
(13,617)
47,098
Derivative financial instruments
154,313
6,342
44,005
(45,041)
159,618
Brokerage receivables
16,898
7,763
(2)
24,659
Financial assets at fair value not held for trading
46,198
13,068
36,444
(15,672)
80,038
Total financial assets measured at fair value through profit or loss
328,221
19,464
104,473
(62,350)
389,808
Financial assets measured at fair value

through other comprehensive income
187
8,072
8,258
Investments in subsidiaries and associates
53,606
38
439
(52,526)
1,557
Property, equipment and software
6,999
1,335
3,975
(350)
11,958
Goodwill and intangible assets
217
6,234
28
6,480
Deferred tax assets
840
1
8,334
(1)
9,174
Other non-financial assets
6,641
2,063
854
(183)
9,374
Total assets
669,010
362,857
324,337
(230,878)
1,125,327
Liabilities
Amounts due to banks

41,414
34,096
43,066
(107,527)
11,050
Payables from securities financing transactions
17,247
566
18,407
(29,899)
6,321
Cash collateral payables on derivative instruments
35,875
561
12,495
(11,618)
37,313
Customer deposits
98,441
293,371
112,372
23,745
527,929
Funding from UBS Group AG
53,979
53,979
Debt issued measured at amortized cost
75,658
9,687
3
3
85,351
Other financial liabilities measured at amortized cost
5,285
2,567
5,745
(3,175)
10,421
Total financial liabilities measured at amortized cost
327,898
340,848
192,088
(128,470)
732,364
Financial liabilities at fair value held for trading
28,800
335
5,989
(1,529)
33,595
Derivative financial instruments
156,192
5,593
44,359
(45,043)
161,102
Brokerage payables designated at fair value
25,045
13,704
(7)
38,742
Debt issued designated at fair value
58,986
935
(54)
59,868
Other financial liabilities designated at fair value
11,255
23,445
(2,927)
31,773
Total financial liabilities measured at fair value through profit or loss
280,279
5,927
88,433
(49,559)
325,080
Provisions
1,293
301
1,197
2,791
Other non-financial liabilities
2,173
987
3,907
(49)
7,018
Total liabilities
611,643
348,063
285,625
(178,078)
1,067,254
Equity attributable to shareholders
57,367
14,794
38,393
(52,800)
57,754
Equity attributable to non-controlling interests
319
319
Total equity
57,367
14,794
38,712
(52,800)
58,073
Total liabilities and equity
669,010
362,857
324,337
(230,878)
1,125,327
1 Amounts presented for UBS AG

standalone and UBS Switzerland AG

standalone represent IFRS standalone information.

Refer to the UBS AG

standalone and UBS Switzerland AG standalone

financial statements,
available under “Complementary

financial information” at

ubs.com/investors, for

information prepared in

accordance with Swiss

GAAP.

2 The ”Other

subsidiaries“ column includes

consolidated information for
the UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups,

as well as standalone information for other subsidiaries.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 18

Supplemental guarantor information required under SEC regulations (continued)
Supplemental guarantor consolidated

statement of cash flows
USD million
UBS AG
1
UBS
Switzerland AG
1
Other

subsidiaries
1
UBS AG
(consolidated) For the six months ended 30 June 2020
Net cash flow from / (used in) operating activities
7,484
16,765
16,811
41,060
Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets
0
(1)
0
(1)
Disposal of subsidiaries, associates and intangible assets
14
0
0
14
Purchase of property, equipment and software
(277)
(139)
(309)
(725)
Disposal of property, equipment and software
1
0
3
4
Purchase of financial assets measured at fair value through other comprehensive income
(77)
0
(4,055)
(4,132)
Disposal and redemption of financial assets measured at

fair value through other comprehensive income
27
0
1,917
1,944
Net (purchase) / redemption of debt securities measured

at amortized cost
(3,126)
(373)
(1,318)
(4,817)
Net cash flow from / (used in) investing activities
(3,437)
(513)
(3,762)
(7,713)
Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)
14,916
(3)
(1)
14,912
Distributions paid on UBS shares
(2,550)
0
0
(2,550)
Repayment of lease liabilities
(133)
0
(129)
(262)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
2
45,597
336
68
46,001
Repayment of debt designated at fair value and long-term debt measured at amortized cost
2
(45,770)
(306)
(62)
(46,137)
Net changes in non-controlling interests

0
0
(4)
(4)
Net activity related to group internal capital transactions and dividends
1,513
(749)
(763)
0
Net cash flow from / (used in) financing activities
13,573
(723)
(890)
11,960
Total cash flow
Cash and cash equivalents at the beginning of the year
39,598
62,551
17,655
119,804
Net cash flow from / (used in) operating, investing and financing activities
17,620
15,529
12,160
45,308
Effects of exchange rate differences on cash and cash equivalents
48
1,549
(30)
1,567
Cash and cash equivalents at the end of the period
3
57,266
79,629
29,784
166,679
of which: cash and balances at central banks
51,139
77,212
21,078
149,430
of which: loans and advances to banks
4,492
1,979
7,867
14,339
of which: money market paper
1,635
437
839
2,911
1 Cash flows generally represent a third-party

view from a UBS AG consolidated

perspective, except for Net activity

related to group internal capital transactions

and dividends.

2 Incudes funding from UBS Group
AG to UBS AG.

3 Comprises balances with an original maturity of three months or less. USD
5,393

million of cash and cash equivalents were restricted.

UBS AG
standalone
financial
information
Unaudited

Table of contents
UBS AG interim standalone financial
information (unaudited)
71
Income statement
72
Balance sheet
73
Basis of accounting and items impacting
comparability

UBS AG interim standalone financial information (unaudited)

Income statement
USD million CHF million
Year-to-date Year-to-date
30.6.21 30.6.20 30.6.21 30.6.20
Interest and discount income
1

2,039

2,619

1,865

2,518
Interest and dividend income from trading portfolio

1,332

1,192

1,221

1,145
Interest and dividend income from financial investments

51

169

46

162
Interest expense
2

(2,582)

(3,478)

(2,361)

(3,344)
Gross interest income

839

501

772

481
Credit loss (expense) / release

60

(121)

55

(116)
Net interest income

898

381

828

365
Fee and commission income from securities and investment business and other fee and commission income

1,985

1,791

1,814

1,720
Credit-related fees and commissions

64

122

59

118
Fee and commission expense

(412)

(307)

(376)

(295)
Net fee and commission income

1,637

1,606

1,497

1,542
Net trading income

1,544

2,439

1,383

2,343
Net income from disposal of financial investments

54

74

50

71
Dividend income from investments in subsidiaries and other

participations

2,358

1,602

2,181

1,541
Income from real estate holdings

259

256

237

246
Sundry ordinary income

701

607

642

583
Sundry ordinary expenses

(167)

(193)

(150)

(185)
Other income from ordinary activities

3,205

2,346

2,959

2,256
Total operating income

7,284

6,771

6,667

6,506
Personnel expenses

1,881

1,862

1,713

1,789
General and administrative expenses

1,788

1,726

1,634

1,659
Subtotal operating expenses

3,669

3,588

3,347

3,448
Impairment of investments in subsidiaries and other participations

39

86

37

84
Depreciation, amortization and impairment of property, equipment, software, goodwill and intangible assets

391

350

358

336
Changes in provisions and other allowances and losses

74

15

68

15
Total operating expenses

4,173

4,040

3,811

3,883
Operating profit

3,111

2,731

2,856

2,623
Extraordinary income

136

98

126

94
Extraordinary expenses

1

0

1

0
Tax expense / (benefit)

202

182

183

174
Net profit / (loss) for the period

3,045

2,647

2,797

2,542
1 Interest and

discount income

includes negative

interest income

on financial

assets of

approximately USD 0.2

billion (CHF 0.2

billion) and

approximately USD 0.2

billion (CHF 0.2

billion) for

the periods

ended
30 June 2021 and 30 June

2020, respectively.

2 Includes negative interest expense on

financial liabilities of approximately

USD 0.2 billion (CHF 0.2 billion)

and approximately USD 0.1 billion

(CHF 0.1 billion) for
the periods ended 30 June 2021 and 30 June 2020, respectively.

UBS AG interim standalone financial information (unaudited)

Balance sheet

USD million CHF million
30.6.21 31.12.20 30.6.21 31.12.20
Assets
Cash and balances at central banks

42,734

34,148

39,529

30,239
Due from banks

36,114

38,357

33,405

33,966
Receivables from securities financing transactions

67,067

63,305

62,038

56,058
Due from customers

126,688

124,596

117,188

110,334
Funding provided to significant regulated subsidiaries

eligible as total loss-absorbing capacity
1

26,995

26,354

24,972

23,337
Mortgage loans

5,389

5,406

4,985

4,787
Trading portfolio assets

111,525

115,164

103,163

101,981
Derivative financial instruments

16,160

17,203

14,949

15,234
Financial investments

17,932

23,852

16,588

21,122
Accrued income and prepaid expenses

1,388

1,414

1,284

1,253
Investments in subsidiaries and other participations

50,801

50,444

46,992

44,670
Property, equipment and software

5,693

6,091

5,266

5,394
Other assets

3,488

2,690

3,225

2,381
Total assets

511,973

509,024

473,583

450,756
of which: subordinated assets

19,308

19,999

17,860

17,710
of which: subject to mandatory conversion and / or debt waiver

17,576

18,067

16,259

15,998
Liabilities
Due to banks

41,083

49,655

38,003

43,971
Payables from securities financing transactions

23,635

24,407

21,863

21,613
Due to customers

136,036

132,747

125,835

117,553
Funding received from UBS Group AG eligible as total loss-absorbing capacity at UBS AG level measured at
amortized cost
1

55,011

53,585

50,887

47,451
Trading portfolio liabilities

28,822

28,806

26,660

25,509
Derivative financial instruments

17,343

21,918

16,043

19,409
Financial liabilities designated at fair value

74,331

58,737

68,758

52,014
of which: funding received from UBS Group AG eligible as total loss-absorbing capacity at UBS AG level
1

2,112

0

1,954

0
Bonds issued

76,266

76,490

70,547

67,734
of which: total loss-absorbing capacity eligible at UBS

AG level
1

5,044

7,480

4,666

6,624
Accrued expenses and deferred income

2,692

3,282

2,490

2,906
Other liabilities

4,391

5,591

4,061

4,951
Provisions

1,461

1,411

1,351

1,250
Total liabilities

461,071

456,628

426,498

404,359
Equity
Share capital

393

393

386

386
General reserve

36,326

36,326

35,649

35,649
of which: statutory capital reserve

36,326

36,326

35,649

35,649
of which: capital contribution reserve

36,326

36,326

35,649

35,649
Voluntary earnings reserve

11,138

11,138

8,253

6,098
Net profit / (loss) for the period

3,045

4,539

2,797

4,265
Total equity

50,902

52,396

47,085

46,397
Total liabilities and equity

511,973

509,024

473,583

450,756
of which: subordinated liabilities

63,019

62,053

58,294

54,950
of which: subject to mandatory conversion and / or debt waiver

62,448

61,486

57,766

54,448
1 Represents the Swiss GAAP carrying amount of instruments qualifying as total loss-absorbing capital.

Basis of accounting and items impacting comparability
UBS

AG

standalone

financial

statements

are

prepared

in
accordance with Swiss GAAP (the FINMA

Accounting Ordinance,
FINMA

Circular 2020/1

“Accounting –

banks” and

the Banking
Ordinance).

The

accounting policies

are

principally

the same

as

the

IFRS-
based

accounting

policies

for

the

consolidated

financial
statements

outlined

in

Note

1

to

the

consolidated

financial
statements

of

UBS AG

included

in

the

UBS Group

AG

and
UBS AG

Annual

Report

2020.

Major

differences

between

the
Swiss

GAAP

requirements

and

International

Financial

Reporting
Standards are described

in Note 35

to the

consolidated financial
statements

of

UBS AG.

Further

information

on

the

accounting
policies

applied

for

the

standalone

financial

statements

of
UBS
AG

is

provided

in

Note

2
to
the

UBS

AG

standalone
financial

statements as of 31 December 2020.

In preparing the interim financial information for

UBS AG, the
same

accounting

policies

and

methods

of

computation

have
been applied as in

the annual standalone financial

statements as
of 31 December 2020.
This interim

financial information

is unaudited

and should

be
read

in

conjunction with

the audited

2020 standalone

financial
statements

of

UBS AG,

available

under

“Holding

company

and
significant

regulated

subsidiaries

and

sub-groups”

under
complementary financial information at ubs.com/investors.
In

the

fourth

quarter

of

2020,

UBS

decided

not

to

proceed
with the transfer of a portion of the Global Wealth Management business

booked

in

Switzerland

from

UBS Switzerland

AG

to
UBS AG. As

a result of

this decision, the

beneficial ownership of
that

business

was

re-transferred

from

UBS AG

to
UBS Switzerland

AG

with

effective

date

31

December

2020.
UBS AG’s share of

the profits for

the first six

months of 2020

of
USD 221

million

(CHF 213

million)

is

reflected

in
Fee

and
commission income from

securities and investment

business and
other fee and commission income
.

Appendix

Alternative performance measures

Alternative performance measures
An alternative performance

measure (an

APM) is a

financial measure

of historical or

future financial

performance, financial position
or

cash

flows

other

than

a

financial

measure

defined

or

specified

in

the

applicable

recognized

accounting

standards

or

in

other
applicable regulations.

We report

a number

of APMs in

our external reports

(annual, quarterly and

other reports).

We use

APMs to
provide a more

complete picture of our operating

performance and to reflect

management’s view of the fundamental

drivers of our
business results.

A definition

of each

APM, the

method used

to calculate

it and

the information

content are

presented in

the table
below. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC)

regulations.

APM label Calculation
Information content
Invested assets (USD and CHF)
– GWM, P&C, AM
Calculated as the sum of managed fund

assets,
managed institutional assets, discretionary and

advisory
wealth management portfolios, fiduciary deposits,

time
deposits, savings accounts,

and wealth management
securities or brokerage accounts.
This measure provides information about

the volume
of client assets managed by or deposited with

UBS for
investment purposes.
Client assets (USD and CHF)
– GWM, P&C
Calculated as the sum of invested assets

and other
assets held purely for transactional purposes or

custody
only.
This measure provides information about the volume
of client assets managed by or deposited with

UBS for
investment purposes,

including other assets held
purely for transactional purposes or custody only.
Recurring net fee income
(USD and CHF)
– GWM, P&C
Calculated as the total of fees for services provided

on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and custody

fees,
which are generated on client assets, and
administrative fees for accounts (as well as

credit card
fees for GWM).

This measure provides information about the amount
of recurring net fee income.
Transaction-based income

(USD and CHF)
– GWM, P&C
Calculated as the total of the non-recurring portion

of
net fee and commission income, mainly composed

of
brokerage and transaction-based investment fund fees,
as well as fees for payment and foreign exchange
transactions (and credit card fees for P&C),

together
with other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income.
Cost / income ratio (%)
Calculated as operating expenses divided by

operating
income before credit loss expense or release.
This measure provides information about the
efficiency of the business by comparing operating
expenses with gross income.
Gross margin on invested assets (bps)
– AM
Calculated as operating income before credit loss
expense or release (annualized as applicable) divided

by
average invested assets.
This measure provides information about the
operating income before credit loss expense or release
of the business in relation to invested assets.
Net interest margin (bps)
– P&C
Calculated as net interest income (annualized

as
applicable) divided by average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the price charged for lending and
the cost of funding, relative to loan value.
Net margin on invested assets (bps)
– AM
Calculated as operating profit before tax (annualized

as
applicable) divided by average invested

assets.
This measure provides information about the
operating profit before tax of the business in relation
to invested assets.
Business volume for Personal

Banking (CHF and USD)
– P&C
Calculated as the sum of client assets and loans. This measure provides information about the volume of client assets and loans.
Net new business volume for Personal
Banking (CHF and USD)
– P&C
Calculated as the sum of net inflows and outflows

of
client assets and loans during a specific period
(annualized as applicable).
This measure provides information about the business
volume as a result of net new business volume flows
during a specific period.
Net new business volume growth for
Personal Banking (%)
– P&C
Calculated as the sum of net inflows and outflows

of
client assets and loans during a specific period
(annualized as applicable) divided by total business
volume / client assets at the beginning of the

period.
This measure provides information about the growth
of the business volume as a result of net new business
volume flows during a specific period.

APM label
Calculation

Information content
Net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth in comparison with the prior period.
Pre-tax profit growth (%)
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth in comparison with the prior period.
Return on

common equity

tier 1

capital (%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.

Return on equity (%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on attributed equity (%)
Calculated as annualized business division operating
profit before tax divided by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on leverage ratio denominator,
gross (%)
Calculated as annualized operating income

before
credit loss expense or release divided by average
leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to leverage ratio
denominator.
Return on risk-weighted

assets, gross (%)
Calculated as annualized operating income

before
credit loss expense or release divided by average risk-
weighted assets.
This measure provides information about the revenues
of the business in relation to risk-weighted assets.
Return on tangible equity (%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Total book value per share

(USD and CHF
1
)
Calculated as equity attributable to shareholders
divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Tangible book value per share
(USD and CHF
1
)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the

number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Loan penetration (%)
– GWM
Calculated as loans divided by invested

assets.
This measure provides information about the loan
volume in relation to invested assets.
Net new money (USD)
– AM

Calculated as the sum of the net amount of inflows
and outflows of invested assets (as defined

in UBS
policy) recorded during a specific period.
This measure provides information about the
development of invested assets during a

specific
period as a result of net new money flows and
excludes movements due to market performance,
foreign exchange translation, dividends, interest and
fees.
Impaired loan portfolio as a percentage
of total loan portfolio, gross (%)
– GWM, P&C
Calculated as impaired loan portfolio divided by

total
gross loan portfolio.
This measure provides information about the
proportion of impaired loan portfolio in the total gross
loan portfolio.
Secured loan portfolio as a percentage
of total loan portfolio, gross (%)
– P&C
Calculated as secured loan portfolio divided by

total
gross loan portfolio.
This measure provides information about the
proportion of secured loan portfolio in the total gross
loan portfolio.
Active Digital Banking clients in
Personal Banking (%)
– P&C
Calculated as the number of clients (within the
meaning of numbers of unique business relationships
operated by Personal Banking), excluding persons
under the age of 15, clients who do not have

a
private account, clients domiciled outside Switzerland,
and clients who have defaulted on loans or

credit
facilities,

who have logged on at least once within

the
past month divided by the total number of clients
(within the aforementioned meaning).
This measure provides information about the
proportion of active Digital Banking clients in the total
number of UBS clients (within the aforementioned
meaning)

who are serviced by Personal Banking.

Appendix

APM label
Calculation

Information content
Active Digital Banking clients in
Corporate & Institutional Clients (%)
– P&C
Calculated as the number of clients (within the
meaning of numbers of unique business relationships
or legal entities operated by Corporate & Institutional
Clients), excluding clients that do not have

an
account, mono-product clients and clients that

have
defaulted on loans or credit facilities,

which have
logged on at least once within the past

month divided
by the total number of clients (within the
aforementioned meaning).
This measure provides information about

the
proportion of active Digital Banking clients in the total
number of UBS clients (within the aforementioned
meaning)

which are serviced by Corporate &
Institutional Clients.
Mobile Banking log-in share in Personal
Banking (%)
– P&C
Calculated as the number of Mobile Banking

app

log-ins divided by total log-ins via E-Banking

and the
Mobile Banking app in Personal Banking.
This measure provides information about the
proportion of Mobile Banking app log-ins in the total
number of log-ins via E-Banking and the

Mobile
Banking app in Personal Banking.
Fee-generating assets (USD)
– GWM
Calculated as the sum of discretionary and non-
discretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.,
mainly investment and mutual funds, including

hedge
funds and private markets, where we have a
distribution agreement.
This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream.
Net new fee-generating assets (USD)
– GWM
Calculated as the sum of the net amount of

fee-
generating assets inflows and outflows, including
dividend and interest inflows into mandates and
outflows from mandate fees paid by clients, during

a
specific period.
This measure provides information about the
development of fee-generating assets during

a
specific period as a result of net flows and excludes
movements due to market performance and

foreign
exchange translation.
Fee-generating asset margin (bps)
– GWM
Calculated as revenues from fee-generating assets (a
portion of which is included in recurring fee income
and a portion of which is included in transaction-
based income, annualized as applicable) divided

by
average fee-generating assets for the relevant
mandate fee billing period.
This measure provides information about the revenues
from fee-generating assets in relation to their average
volume during the relevant mandate fee billing
period.
1

Total book value per share and tangible book value per share in Swiss francs are calculated based on a translation of equity under our US dollar presentation currency.

Abbreviations frequently used in our financial reports

A
ABS   asset - bac k ed securities
AEI   automatic exchange of
information
AGM   Annual G eneral M eeting of
shareholders
A - IRB   advanced internal
ratings-based
AIV   alternative investment
vehicle
ALCO   Asset and Liability
Committee
AMA   advanced measurement
approach
AML   anti - money laundering
AoA   Articles of Association
APAC   Asia Pacific
APM   alternative performance
measure
ARR   alternative reference rate
ARS   auction rate securities
ASF   available stable funding
AT1   additional tier 1
AuM   assets under management

B
BCBS   Basel Committee on
Banking Supervision
BEAT   base erosion and anti - abuse
tax
BIS   Bank for International
Settlements
BoD   Board of Directors
BVG   Swiss occupational
pension plan

C
CAO   Capital Adequacy
Ordinance
CCAR   Comprehensive Capital
Analysis and Review
CCF   credit conversion factor
CCP   central counterparty
CCR   counterparty credit risk
CCRC   Corporate Culture and
Responsibility Committee
CCyB   countercyclical buffer
CDO   collateralized debt
obligation
CDS   credit default swap
CEA   Commodity Exchange Act

CEM   current exposure method
CEO   Chief Executive Officer
CET1   common equity tier 1
CFO   Chief Financial Officer
CFTC   US Commodity Futures
Trading Commission
CHF   Swiss franc
CIC   Corporate & Institutional
Clients
CIO   Chief Investment Office
CLS   C ontinuous Linked
Settlement
CMBS   commercial mortgage -
backed security
C&ORC   Compliance & Operational
Risk Control
CRD IV   EU Capital Requirements
Directive of 2013
CRM   credit risk mitigation (credit
risk) or comprehensive risk
measure (market risk)
CRR   Capital Requirements
Regulation
CST   combined stress test
CVA   credit valuation adjustment

D
D BO   defined benefit obligation
DCCP   Deferred Contingent
Capital Plan

DJSI   Dow Jones Sustainability
Indices

DM   discount margin
DOJ   US Department of Justice
D - SIB   domestic systemically
important bank
DTA   deferred tax asset
DVA   debit valuation adjustment

E
EAD   exposure at default
EB   Executive Board
EBA   European Banking Authority
EC   European Commission
ECB   European Central Bank
ECL   expected credit loss
EIR   effective interest rate
EL   expected loss
EMEA   Europe, Middle East and
Africa
EOP   Equity Ownership Plan
EPE   expected positive exposure
EPS   earnings per share
ESG   environmental, social and
governance
ETD   exchange - traded derivative s
ETF   exchange - traded fund
EU   European Union
EUR   euro
Euribor   Euro Interbank Offered Rate
EVE   economic value of equity
EY   Ernst & Young (Ltd)

F
FA   financial advisor
FCA   UK Financial Conduct
Authority
FCT   foreign currency translation
FINMA   Swiss Financial Market
Supervisory Authority
FMIA   Swiss Financial Market
Infrastructure Act
FSB   Financial Stability Board
FTA   Swiss Federal Tax
Administration
FVA   funding valuation
adjustment
FVOCI   fair value through other
comprehensive income
FVTPL   fair value through profit or
loss
FX   foreign exchange

G
GAAP   generally accepted
accounting principles
GBP   pound sterling
GDP   gross domes tic product
GEB   Group Executive Board
GIA   Group Internal Audit
GIIPS
Greece, Italy,

Ireland,

Portugal and Spain

GMD   Group Managing Director
GRI   Global Reporting Initiative
GSE   government sponsored
entities
G - SIB   global systemically
important bank

H
HQLA

high-quality liquid assets
HR   human resources

Appendix

Abbreviations frequently used in our financial reports (continued)

I
IAA   internal assessment
approach
IAS   International Accounting
Standards
IASB   International Accounting
Standards Board
IBOR   Interbank Offered Rate
IFRIC   International Financial
Reporting Interpretations
Committee
IFRS   International Financial
Reporting Standards
IHC   intermediate holding
company
IMA   internal models approach
IMM   internal model method
IRB   internal ratings - based
IRC   incremental risk charge
IRRBB   interest ra te risk   in the
banking book
ISDA   International Swaps and
Derivatives Association

K
KRT   Key Risk Taker

L
LAS   liquidity - adjusted stress
LCR   liquidity coverage ratio
LGD   loss given default
LIBOR   London Interbank Offered
Rate
LLC   limited liability company
LRD   leverage ratio denominator
LTIP   Long - Term Incentive Plan
LTV   loan - to - value

M
M&A   mergers and acquisitions
MiFID II   Markets in Financial
Instruments Directive II
MRT   Material Risk Taker

N
NAV   net asset value
NCL   Non - core and Legacy
Portfolio

NII   net interest income
NRV   negative replacement value
NSFR   net stable funding ratio
NYSE   New York Stock Exchange

O
OCA   own credit adjustment
OCI   other comprehensive
income
OTC   over - the - counter

P
PD   probability of default
PFE   potential future exposure
PIT   point in time
P&L   profit or loss
POCI   purchased or originated
credit-impaired
PRA   UK Prudential Regulation
Authority

PRV   positive replacement value

Q
QCCP   qualifying central
counterparty
QRRE   qualifying revolving retail
exposures

R
RBA   role - based allowances
RBC   risk - based capital
RbM   risk - based monitoring
RMBS   residential mortgage -
backed securities
RniV   risks not in VaR
RoAE   return on attributed equity
RoCET1   return on CET1 capital
RoTE   return on tangible equity
RoU   right - of - use
RV   replacement value
RW   risk weight
RWA   risk - weighted assets

S
SA   standardized approach
SA - CCR   standardized approach for
counterparty credit risk
SAR   stock appreciation right or
Special Administrative
Region
SBC   Swiss Bank Corporation
SDG   Sustainable Development
Goal
SE   structured entity
SEC   US Securities and Exchange
Commission
SEEOP   Senior Executive Equity
Ownership Plan

SFT   securities financing
transaction
SI   sustainable investing
SICR   significant increase in credit
risk
SIX   SIX Swiss Exchange
SME   small and medium - sized
entity
SMF   Senior Management
Function
SNB   Swiss National Bank
SPPI   solely payments of principal
and interest
SRB   systemically relevant bank
SRM   specific risk measure
SVaR   stressed value - at - risk

T
TBTF   t oo big to fail
TCJA
US Tax

Cuts and Jobs Act

TLAC   total loss - absorbing capacity
TTC   through - the - cycle

U
UBS RESI   UBS Real Estate Securities
Inc.
UoM   units of measure
USD   US dollar

V
VaR   value - at - risk
VAT   value added tax

W
WEKO   Swiss Competition
Commission

This is a

general list of

the abbreviations

frequently used

in our financial

reporting. Not all

of the listed

abbreviations may

appear in
this particular report.

Information sources
Reporting publications
Annual publications

Annual Report (SAP No. 80531):

Published in English, this single-
volume

report

provides

descriptions of:

our

Group strategy

and
performance;

the

strategy

and

performance

of

the

business
divisions

and
Group

Functions
;

risk,

treasury

and

capital
management;

corporate

governance,

corporate

responsibility
and

our compensation

framework,

including information

about
compensation

for

the

Board

of

Directors

and

the

Group
Executive

Board

members;

and

financial

information,

including
the financial statements.

Geschäftsbericht

(SAP

No.

80531):

This

publication

provides

a
German translation of selected sections of our Annual Report.

Annual

Review

(SAP

No.

80530):

This

booklet

contains

key
information

about

our

strategy

and

performance,

with

a

focus
on

corporate

responsibility

at

UBS.

It

is

published

in

English,
German, French and Italian.

Compensation Report (SAP No. 82307):

This report discusses our
compensation
framework

and

provides

information

about
compensation

for

the

Board

of

Directors

and

the

Group
Executive Board members. It is available in English and German.

Quarterly publications

The quarterly financial report provides

an update on our strategy
and

performance

for

the

respective

quarter.

It

is

available

in
English.

How to order publications

The

annual

and

quarterly

publications

are

available

in

.pdf
format at
ubs.com/investors
, under “Financial

information,” and
printed

copies

can

be

requested

from

UBS

free

of

charge.

For
annual

publications,

refer

to

the

“Investor

services”

section

at
ubs.com/investors.
Alternatively, they

can be ordered

by quoting
the SAP number and the language preference,

where applicable,
from

UBS

AG,

F4UK–AUL,

P.O.

Box,

CH-8098

Zurich,
Switzerland.

Other information
Website

The

“Investor

Relations”

website

at
ubs.com/investors

provides
the

following

information

about

UBS:

news

releases;

financial
information,

including
  results -
related

filings

with

the

US
Securities

and

Exchange

Commission;

information

for
shareholders,

including

UBS

share

price

charts,

as

well

as

data
and

dividend

information,

and

for

bondholders;

the

UBS
corporate

calendar;

and

presentations

by

management

for
investors and financial

analysts. Information is

available online in
English, with some information also available in German.

Results presentations

Our quarterly

results

presentations

are

webcast live.

Recordings
of

most

presentations

can

be

downl
oad ed   from
ubs.com/presentations
.

Messaging

service

Email alerts to news

about UBS can be subscribed

for under “UBS
News

Alert”

at
ubs.com/global/en/investor-relations/contact/
investor-services.html
.

Messages

are

sent

in

English,

German,
French or

Italian, with an

option to

select theme preferences

for
such alerts.

Form 20-F

and other

submissions to

the US

Securities and
Exchange Commission
We file periodic reports and submit other

information about UBS
to

the

US

Securities

and

Exchange

Commission

(the

SEC).
Principal among

these filings

is the

annual report

on Form

20-F,
filed

pursuant

to

the

US

Securities

Exchange

Act

of

1934.

The
filing

of

Form

20-F

is

structured

as

a

wrap-around

document.
Most

sections

of

the

filing

can

be

satisfied

by

referring

to

the
combined UBS

Group AG

and UBS

AG annual

report. However,
there

is a

small

amount

of

additional

information in

Form 20-F
that

is

not

presented

elsewhere

and

is

particularly

targeted

at
readers

in

the

US.

Readers

are

encouraged

to

refer

to
  this
additional disclosure.

Any document that

we file with

the SEC is
available

on

the

SEC’s

website:
sec.gov
.

Refer

to
ubs.com/investors

for more information.

Appendix

Cautionary Statement Regarding Forward-Looking Statements |

This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for

UBS’s financial performance,

statements relating to the anticipated effect

of transactions and strategic initiatives
on UBS’s

business and future

development and goals

or intentions to

achieve climate, sustainability

and other social

objectives. While these

forward-looking
statements represent

UBS’s judgments,

expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other important
factors

could

cause

actual

developments

and

results

to

differ

materially

from

UBS’s

expectations. The

outbreak

of

COVID-19

and

the

measures

taken

in
response to

the pandemic

have had

and may

continue to

have a

significant adverse effect

on global

economic activity,

and an

adverse effect

on the

credit
profile of some of our clients and other market

participants, which has resulted in and may continue to increase credit loss expense and credit impairments. In
addition,

we

face

heightened

operational

risks

due

to

remote

working

arrangements,

including

risks

to

supervisory

and

surveillance

controls,

as

well

as
increased fraud

and data

security risks. The

unprecedented scale

of the

measures taken

to respond

to the

pandemic as

well as

the uncertainty

surrounding
vaccine supply,

distribution, and efficacy

against mutated virus

strains create

significantly greater uncertainty

about forward-looking statements.

Factors that
may affect our

performance and ability to

achieve our plans,

outlook and other

objectives also include, but

are not limited

to: (i) the

degree to which

UBS is
successful

in

the

ongoing execution

of

its

strategic

plans,

including its

cost

reduction

and

efficiency

initiatives and

its

ability

to

manage

its

levels of

risk-
weighted assets

(RWA)

and leverage

ratio denominator

(LRD), liquidity

coverage ratio

and

other financial

resources, including

changes in

RWA

assets and
liabilities arising from

higher market volatility;

(ii) the

degree to which

UBS is successful

in implementing changes to

its businesses to

meet changing market,
regulatory

and

other

conditions;

(iii) the

continuing

low

or

negative

interest

rate

environment

in

Switzerland

and

other

jurisdictions;

(iv)

developments
(including as a result of the COVID-19 pandemic) in the macroeconomic climate and in the markets in which UBS operates or

to which it is exposed, including
movements in

securities prices

or liquidity,

credit spreads,

and currency

exchange rates,

and the

effects of

economic conditions,

market developments, and
geopolitical tensions,

and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client
sentiment

and levels

of activity;

(v) changes in

the availability

of capital

and funding,

including any

changes in

UBS’s credit

spreads and

ratings, as

well as
availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC);

(vi) changes in or the implementation of financial
legislation and regulation in Switzerland, the US, the UK, the European Union

and other financial centers that have imposed, or resulted in, or may do so in the
future,

more

stringent or

entity-specific capital,

TLAC,

leverage ratio,

net stable

funding ratio,

liquidity and

funding requirements,

heightened operational
resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of

capital and

liquidity and

sharing of

operational costs

across

the Group

or

other measures,

and

the

effect

these

will

or

would

have

on

UBS’s business
activities; (vii) UBS’s ability

to successfully implement resolvability

and related regulatory

requirements and the

potential need to make

further changes to

the
legal

structure

or

booking

model

of

UBS

Group

in

response

to

legal

and

regulatory

requirements,

proposals

in

Switzerland

and

other

jurisdictions

for
mandatory structural reform

of banks

or systemically important

institutions or to

other external developments;

(viii) UBS’s

ability to maintain

and improve

its
systems and

controls for

the detection

and prevention

of money

laundering and

compliance with

sanctions to

meet evolving

regulatory

requirements and
expectations, in particular

in the US;

(ix) the uncertainty

arising from the

UK’s exit from

the EU; (x)

changes in UBS’s

competitive position, including whether
differences

in regulatory

capital and

other requirements

among the

major financial

centers will

adversely affect

UBS’s ability

to compete

in certain

lines of
business; (xi)

changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards,
including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible

constraints or sanctions that regulatory authorities

might impose on UBS, due to litigation, contractual

claims
and regulatory

investigations, including the

potential for

disqualification from

certain businesses, potentially

large fines

or monetary

penalties, or

the loss

of
licenses or privileges as

a result of

regulatory or other governmental sanctions, as

well as the effect

that litigation, regulatory and similar

matters have on the
operational risk component of

our RWA

as well as

the amount of

capital available for

return to shareholders; (xiii)

the effects on

UBS’s cross-border banking
business of

tax or

regulatory developments and

of possible

changes in

UBS’s policies

and practices

relating to

this business;

(xiv) UBS’s

ability to

retain and
attract

the

employees necessary

to

generate revenues

and

to

manage, support

and

control

its

businesses, which

may

be

affected

by

competitive factors;
(xv) changes

in

accounting

or

tax

standards

or

policies,

and

determinations

or

interpretations

affecting

the

recognition

of

gain

or

loss,

the

valuation

of
goodwill, the recognition

of deferred tax

assets and other

matters; (xvi)

UBS’s ability to

implement new technologies and

business methods, including digital
services and technologies,

and ability to

successfully compete with both

existing and new

financial service providers, some

of which may

not be regulated

to
the

same

extent;

(xvii)

limitations on

the effectiveness

of

UBS’s

internal processes

for

risk

management, risk

control,

measurement and

modeling, and

of
financial models

generally; (xviii)

the occurrence

of

operational failures,

such as

fraud, misconduct,

unauthorized trading,

financial crime,

cyberattacks and
systems failures,

the risk

of which

is increased

while COVID-19

control measures

require large

portions of

the staff

of both

UBS and

its service

providers to
work remotely;

(xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory

powers in relation to protective measures, restructuring and liquidation proceedings; (xx)

the degree to which changes
in regulation, capital or

legal structure, financial results or

other factors may affect UBS’s

ability to maintain its stated

capital return objective; (xxi) uncertainty
over the scope of actions that

may be required by UBS,

governments and others to achieve goals relating to climate, environmental and social matters as well
as the evolving nature of

underlying science and industry and governmental standards; and (xxii) the effect that these or other

factors or unanticipated events
may have on our

reputation and the additional consequences that

this may have on

our business and performance. The sequence

in which the factors

above
are

presented is

not indicative

of their

likelihood of

occurrence or

the potential

magnitude of

their consequences.

Our business

and financial

performance
could be

affected by

other factors

identified in

our past

and future

filings and

reports, including

those filed

with the

SEC. More

detailed information about
those factors is set forth in documents furnished

by UBS and filings made by UBS with the

SEC, including UBS’s Annual Report on Form 20-F

for the year ended
31 December 2020 and UBS’s First Quarter

2021

Report

on Form 6K. UBS is

not under any obligation to (and

expressly disclaims any obligation to) update

or
alter its forward-looking statements, whether as

a result of new information, future events, or otherwise.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.

UBS AG
P.O.

Box, CH-8098 Zurich
P.O.

Box, CH-4002 Basel

ubs.com

This Form 6-K is hereby incorporated

by reference into (1) each of

the registration statements of UBS
AG

on

Form

F-3

(Registration

Number

333-253432),

and

of

UBS

Group

AG

on

Form

S-8
(Registration

Numbers

333-200634;

333-200635;

333-200641;

333-200665;

333-215254;

333-
215255; 333-228653;

333-230312; and 333-249143),

and into

each prospectus outstanding

under any
of

the

foregoing

registration

statements,

(2)

any

outstanding

offering

circular

or

similar

document
issued or

authorized by

UBS AG

that incorporates

by reference

any Forms

6-K of

UBS AG

that are
incorporated

into

its

registration

statements

filed

with

the

SEC,

and

(3)

the

base

prospectus

of
Corporate

Asset

Backed

Corporation

(“CABCO”)

dated

June 23,

2004

(Registration

Number

333-
111572),

the Form 8-K of

CABCO filed and

dated June 23, 2004 (SEC

File Number 001-13444), and
the

Prospectus

Supplements relating

to

the

CABCO Series

2004-101

Trust

dated

May 10,

2004

and
May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused
this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:

/s/ Ralph Hamers ________________
Name:

Ralph Hamers
Title:

President of the Executive Board

By:

/s/ Kirt Gardner

_____
Name:

Kirt Gardner
Title:

Chief Financial Officer

By:

/s/ Christopher Castello

_____
  Name:   Christopher Castello
  Title:   Controller and Chief Accounting Officer

Date:

July 23, 2021